
03037117



VenFin

ANNUAL REPORT 2003

VenFin Limited

Registration number 1948/031037/06
ISIN ZAE000026498 Share Code VNF


IDION

GENUONE™
Securing the Value Chain

Alexander Forbes

Fundamo

DIMENSION
DATA


ON THIS CD:

- 2003 Profit announcement
- Analyst presentation
- 2003 Annual Report
- 2002 Annual Report
- 2001 Annual Report

CONTENTS

General
1 Group focus
1 Corporate mission
2 Financial highlights
4 Four year financial review
6 Investment philosophy
7 Group structure
8 Directors
10 Board committees and management
12 Chairman's report
14 Report of the Chief Executive Officer
18 Report of the Financial Director

Review of investments
32 – Telecommunication
38 – Technology
44 – Media
47 – International
56 Corporate governance
68 Corporate citizenship

73 **Annual financial statements**
83 **– Consolidated**
103 **– The Company**

Statutory information
110 Analysis of shareholders
111 Dates of importance to shareholders
111 Administration
112 Notice to shareholders
115 Explanatory notes to the notice to shareholders
116 Brief guidelines for the use of:

Attached – Form of proxy
Attached – Voting instruction form



page 12

A FOCUSED STRATEGY

Technology-related companies remain the focus of our investment strategy



page 14

A LONG-TERM VIEW

The current market offers good opportunities



page 31

POSITIONED FOR GROWTH

A review of the performance and prospects of VenFin's investments

This annual report is also available in Afrikaans on the website: www.venfin.com


You're always in touch.
vodacom
GROUP (PTY) LTD
CELLULAR COMMUNICATIONS WORLDWIDE

PSITEK


COMMSCO

R&V
HOLDINGS


inter


Veritas
Venture Partners


SAIL

CAMUS


TRACKER
Watching over your car... wherever you are.


i
touch


FRS

RGH HOLDINGS


INALA

VenFin is an investment holding company focusing on telecommunication, technology and media businesses.

The group actively manages its investments through regular dialogue with other shareholders, directors and management of investee companies.

VenFin's investments in unlisted fast-growing telecommunications and technology companies provide shareholders with a low-risk entry to dynamic new markets with potential exponential growth not otherwise available to them.

VenFin's aim is to become a global investment company by investing globally and by assisting investee companies in establishing a global presence. It is building a series of formal and informal alliances with venture capitalists in major markets to broaden deal flow and to add to the global potential it provides its investee companies.

CORPORATE MISSION

VenFin seeks innovative, high-growth technology investment opportunities. Its primary requirements in identifying new investment opportunities include:

- proprietary intellectual property that provide barriers to entry;
- the potential for internationalisation;
- the strength of the potential investment's management team;
- businesses VenFin understands and where its team of investment professionals can add value; and
- the opportunities must be of a size, or have the potential to grow to a size, sufficient to allow them to have a material impact on the performance of VenFin as a whole.








	Twelve months ended 30 June 2003	Fifteen months ended 30 June 2002
Headline earnings	R665 million	R707 million
Interest in net profit of associated companies	R564 million	R639 million
Net interest income and other profit	R101 million	R68 million
Basic earnings – net profit for the period	*R593 million*	*R233 million*
Headline earnings per share	130.2c	135.7c
Basic earnings per share	116.1c	44.7c
Adjusted headline earnings per share (2002)*	130.2c	117.5c
Dividend per share	25.0c	–
Net asset value (NAV) per share		
– at book value	R16.40	R18.14
– at market value and directors' valuation of investments	R24.17	R27.11

	Twelve months ended 30 June 2003	Twelve months ended 30 June 2002
Adjusted headline earnings per share (2002)		
– based on a comparative 12-month period	130.2c	91.2c

** Refer to the paragraph headed "Adjusted headline earnings (2002)" in the Report of the Board of Directors on page 76.*

COMPOSITION OF NET ASSET VALUE PER SHARE (RAND)



At book value
Listed
1.27
3.72
2.40
Unlisted
3.96
2.47
2.42
R&V
8.34
10.28
6.74
Cash
2.83
1.67
1.91
Total
16.40
18.14
13.47
JSE price
16.80
17.50
17.05
2003
2002
2001

COMPOSITION OF NET ASSET VALUE PER SHARE (RAND)



At market value and
directors' valuation
Listed
1.32
5.27
3.67
Unlisted
11.68
9.89
12.75
R&V
8.34
10.28
7.15
Cash
2.83
1.67
1.91
Total
24.17
27.11
25.48
JSE price
16.80
17.50
17.05
2003
2002
2001

GEOGRAPHICAL COMPOSITION OF ASSETS (RAND MILLION)

At book value



Offshore
5 008
6 432
4 357
Local
3 247
2 962
2 720
Total
8 255
9 394
7 077
2003
2002
2001

CONSOLIDATED BALANCE SHEET

	30 June 2003 R million	30 June 2002 R million	31 March 2001 R million	31 March 2000 R million *Pro forma*
ASSETS				
Non-current assets				
Goodwill	556	138	133	1
Investments – Associated companies	5 595	6 451	4 263	1 419
– Other	636	1 885	1 435	1 225
	6 787	8 474	5 831	2 645
Current assets	1 468	920	1 246	1 363
Inventories	–	4	2	2
Trade and other receivables	48	50	240	669
Taxation	6	1	1	1
Cash and cash equivalents	1 414	865	1 003	691
Total assets	8 255	9 394	7 077	4 008
EQUITY AND LIABILITIES				
Capital and reserves				
Issued capital	8	8	8	8
Share premium	26	26	26	26
Reserves	8 536	9 438	6 997	3 965
Treasury shares	(365)	(137)	–	–
Interest of own members	8 205	9 335	7 031	3 999
Current liabilities	50	59	46	9
Trade and other payables	15	21	21	4
Short-term interest-bearing loans	–	5	6	4
Provisions	–	13	–	–
Taxation	35	20	19	1
Total equity and liabilities	8 255	9 394	7 077	4 008
Net asset value per share (Rand)				
– at book value	16.40	18.14	13.47	7.67
– at market value and directors' valuation of investments	24.17	27.11	25.48	25.85

CONSOLIDATED INCOME STATEMENT

	Twelve months ended 30 June 2003 R million	Fifteen months ended 30 June 2002 R million	Twelve months ended 31 March 2001 R million	Twelve months ended 31 March 2000 R million *Pro forma*
Revenue	256	274	126	174
Operating profit/(loss)	(40)	(55)	(16)	10
Net interest income	179	156	82	146
Profit from operations	139	101	66	156
Amortisation of goodwill	(105)	(129)	(25)	(12)
Impairment of goodwill	(83)	(21)	–	–
Impairment of assets	(234)	(252)	–	–
Equity adjustment: Share of net profit before taxation of associated companies	769	832	685	613
Exceptional items	362	(75)	(123)	(18)
Profit before taxation	848	456	603	739
Taxation	(255)	(223)	(160)	(204)
Net profit for the period	593	233	443	535
Reconciliation of headline earnings:				
Basic earnings – net profit for the period	593	233	443	535
Plus/(minus) – attributable to own members:				
Exceptional items	(362)	72	123	18
Amortisation of goodwill	105	129	25	12
Impairment of goodwill and assets	317	273	–	–
Surplus on disposal of property, plant and equipment	(1)	–	–	–
Tax effect	13	*	(5)	(19)
Headline earnings	665	707	586	546
Headline earnings per share (cents)	130.2	135.7	112.3	104.6
Basic earnings per share (cents)	116.1	44.7	84.9	102.5
Adjusted headline earnings per share – 2002 and 2001 (cents) [1]	130.2	117.5	97.5	–
Dividend per share (cents)	25.0	–	–	–

The headline earnings per share on a comparative 12-month basis, increased by 42.8%, from an adjusted 91.2 cents to 130.2 cents for the year to 30 June 2003.

The pro forma comparative figures in the income statements above represent the figures of VenFin Limited (formerly known as Rembrandt Group Limited) after adjustments have been made for investments transferred to Remgro Limited in terms of the restructuring in 2000, and are based on the audited annual financial statements of Rembrandt Group Limited.

(1) Refer to the paragraph "Adjusted headline earnings (2002)" in the Report of the Board of Directors on page 76.

** Amount smaller than R500 000*

We seek to add value to our investee companies through the experience and the wide spread of skills of our investment team. Based in Stellenbosch, we can draw on the wealth of contacts and resources within the broader group. Investee companies benefit from close relationships within the broader group, providing market opportunities as well as support facilities such as centralised procurement on a voluntary participation basis. VenFin's team is particularly strong in financial discipline and in understanding and protecting intellectual property rights, and this focus underpins the investment process.

VenFin seeks to monitor and add value to its investments by providing strategic input through board representation and shareholders' agreements.



VENFIN'S TEAM IS PARTICULARLY STRONG IN FINANCIAL DISCIPLINE AND IN UNDERSTANDING AND PROTECTING INTELLECTUAL PROPERTY RIGHTS, AND THIS FOCUS UNDERPINS THE INVESTMENT PROCESS

VenFin SUBSIDIARY COMPANIES


SOUTH AFRICA
CORPORATE
VenFin Finance Corporation 100%
Short-term investments of surplus cash in South Africa
VenFin Financial Investments 100%
Provides corporate services to group members through an agreement with M&I Management Services
INTERNATIONAL
CORPORATE
RGH Holdings 100%
Short-term investments of surplus cash abroad and other portfolio investments
iTouch 1.9%
Veritas (1) USD0.3 million
VenFin Holdings 100%
Investment holding company
V&R Management Services 50.0%

VenFin ASSOCIATED COMPANIES


SOUTH AFRICA
TELECOMMUNICATION
Vodacom 15.0%
Psitek 32.0%
Inala 33.5%
TECHNOLOGY
Tracker 32.1%
Intervid 17.3%
FRS 42.9%
Fundamo 37.5%
CommsCo 33.3%
MEDIA
e-tv 33.0%
SAIL 19.5%
INTERNATIONAL
CORPORATE
R&V Holdings 33⅓%
Alexander Forbes (2) GBP100 million
Dimension Data (2) USD100 million
Intervid International (3) CHF84.7 million
Camus 18.6%
VHF Technologies SA (2) CHF1.5 million
TECHNOLOGY
GenuOne 36.9%
CommsCo Holdings 50.0%

Percentages represent the group's effective interests.
Annexures A and B provide further information of subsidiary companies and investments.

(1) Total commitment of USD1.5 million
(2) Convertible bond
(3) Compulsorily convertible bond

INDEPENDENT NON-EXECUTIVE DIRECTORS

MIKE BOSMAN (42)



Appointed 8 September 2003

DIRECTORSHIPS
Director of Primedia Limited, Klein Champagne (Proprietary) Limited and Skystream Air Charters (Proprietary) Limited.

LIESBETH BOTHA (41)



Appointed 8 September 2003

DIRECTORSHIPS
Director of Unistel Group Holdings and manager: Innovation, Stellenbosch University.

G T FERREIRA (55)



Appointed 2001

DIRECTORSHIPS
Chairman of RMB Holdings Limited and FirstRand Limited and director of Glenrand MIB Limited.

ANTHONY FLETCHER (51)



Appointed 8 September 2003

DIRECTORSHIPS
Executive Deputy Chairman of ELB Group Limited and director of the Industrial Development Corporation of South Africa Limited and Explorer Corporation Holdings Limited.

ELIAS LINKS (56)



Appointed 8 September 2003

DIRECTORSHIPS
Director of Pepkor Limited, Business Partners Limited and Lion of Africa Insurance Company Limited.

JOHN NEWBURY (61)



Appointed 2001

DIRECTORSHIPS
Director of New Africa Capital Limited, Santam Limited, Kolbenco (Proprietary) Limited, Dunlop (Proprietary) Limited and Tracker Investment Holdings (Proprietary) Limited.

NON-EXECUTIVE DIRECTORS

JOHANN RUPERT (53)



Appointed 1986

Chairman

DIRECTORSHIPS

Chairman of Remgro Limited, Compagnie Financière Richemont SA and Business Partners Limited. Member of the International Advisory Board of DaimlerChrysler.

PIET BEYERS (53)



Appointed 1997

DIRECTORSHIPS

Director of Remgro Limited, Richemont Société Anonyme and Distell Group Limited.

JAN DREYER (52)



Appointed 2000

DIRECTORSHIPS

Director of Remgro Limited, Avis Southern Africa Limited and RMB Holdings Limited.

EXECUTIVE DIRECTORS

JOSUA MALHERBE (47)



Appointed 1993

Deputy Chairman and Chief Executive Officer

QUALIFICATIONS

BComm LLB (University of Stellenbosch)
CTA (University of Cape Town)
CA(SA)

DIRECTORSHIPS

Serves on the Board of Vodacom Group (Proprietary) Limited, GenuOne Incorporated and Midi TV (Proprietary) Limited (e-tv).

JAN DURAND (36)



Appointed 2000

Financial Director

QUALIFICATIONS

B Accountancy (University of Stellenbosch)
Honours B Accountancy (University of Stellenbosch)
CA(SA)
MPhil Management Studies (Oxford University)

DIRECTORSHIPS

Serves on the Board of SAIL Group Limited, Intervid Limited, Intervid International AG, CommsCo Holdings (Proprietary) Limited and CommsCo (Proprietary) Limited.

Refer to corporate governance page 58 for directors' attendance at meetings.

BOARD COMMITTEES

Composition as at 30 June 2003

AUDIT AND RISK

John Newbury (Chairman)
Jan Dreyer
Jan Durand

NOMINATION

Johann Rupert (Chairman)
G T Ferreira
John Newbury

EXECUTIVE

Josua Malherbe (Chairman)
Jan Durand

REMUNERATION

Johann Rupert (Chairman)
G T Ferreira
John Newbury

EXECUTIVE MANAGEMENT

HEIN CARSE

QUALIFICATIONS
BEng (Electronic) (University of Stellenbosch)
MEng (Electronic) (University of Stellenbosch)
MBA (University of Pretoria)

ANNIEL LAMBRECHTS

QUALIFICATIONS
B Accountancy (University of Stellenbosch)
Honours BCompt (University of South Africa)
CA(SA)

PETER LIDDIARD

QUALIFICATIONS
BComm (University of Port Elizabeth)
PDA (University of Port Elizabeth)
CA(SA)

GREGORY ROBERTS-BAXTER

QUALIFICATIONS
BSc Electrical Engineering (University of the Witwatersrand)
MSc Electrical Engineering (University of the Witwatersrand)
MBA (University of Cape Town)

GERARD RUPERT

QUALIFICATIONS
BEcon (University of Stellenbosch)

CHRIS VAN DEN HEEVER

QUALIFICATIONS
BSc Chemical Engineering (University of Stellenbosch)
MBA (University of Stellenbosch)

NEVILLE WILLIAMS

QUALIFICATIONS
BComm (University of Western Cape)
Honours BComm (University of Western Cape)
CA(SA)

CHAIRMAN'S AND CHIEF EXECUTIVE OFFICER'S REPORTS







[illegible] BELIEVES IN THE FUTURE OF SOUTH AFRICA [illegible] CONTINUES TO EVALUATE NEW INVESTMENT OPPORTUNITIES ON A REGULAR BASIS BOTH WITHIN AND BEYOND OUR BORDERS







Our strategy of investing in technology-related companies remains focused and we are determined to use our favourable cash position wisely in this regard. Larger deals will increasingly attract our attention as our portfolio of investments continues to grow.

THE MARKET

Trading conditions across the world have remained difficult in the past year. The Dow Jones fell by 15% and the MSCI World Index fell by 16% in euro terms. Evidence of oversupply of goods and services in many industries including the technology and telecommunications sector can readily be found. Compounding matters is the emergence of China that, together with its undervalued currency, is repricing all industries. The USA, Japan and euro countries have limited fiscal and monetary possibilities remaining to try to stimulate global demand. Over-exuberant corporate governance regulators and lawmakers are stifling entrepreneurship in the wake of accounting scandals, while globalisation tension and religious conflict will not end, I believe, until third-world envy of advanced nations ceases through economic upliftment.

At home, government has, through fiscal and monetary discipline, created a sound economic platform to defend against financial turmoil. However other challenges still require urgent attention. Regulatory transparency and certainty is desperately needed for entrepreneurship and the job creation that follows. The private sector also needs to play its part in providing risk finance where needed for sustainable growth to be achieved. Inappropriate black economic empowerment deals can victimise and destroy just as easily as social injustices did in the past – a process of normalisation based on meritocracy should be a common goal for all. Our nation is losing some of its best young intellectuals and entrepreneurs because the generation in power is failing to deliver on some key issues. I am constantly reminded of President John F Kennedy who once said, "A rising tide lifts all boats."

VenFin must adapt to the environment in which we live. Our strategy of investing in technology-related companies remains focused and we are determined to use our favourable cash position wisely in this regard. Larger deals will increasingly attract our attention as our portfolio of investments continues to grow. Companies we invest in are increasingly appreciative of our active investment policy.

FINANCIAL RESULTS

VenFin ended the 2003 financial year with a healthy headline profit of R664.9 million, an increase of 10.8% from an adjusted 117.5 cents per share to 130.2 cents per share.

A total of R789.3 million was invested during the year under review, of which R743.2 million (including buy-back of VenFin shares) was invested in South Africa and R46.1 million was invested abroad. Experience has shown us that significant problems arise when incumbent management do not possess the skills required to manage their growing businesses successfully. VenFin will therefore continue to favour investments in companies where the right to influence strategic decisions is available so that VenFin can protect itself and the interests of its own shareholders.

A significant addition to VenFin's portfolio of investments is the investment of R451.1 million in Vodacom Group (Proprietary) Limited (Vodacom) for a further 1.5% stake with effect from 31 December 2002. VenFin also successfully restructured prior loans made to Sabido Proprietary Limited (Sabido) and Hosken Consolidated Investments Limited and subsequently replaced these interest-free loans with an equity interest in Sabido, the holding company of e-tv. VenFin's indirect interest in e-tv is 33.0%.

On 31 December 2002 an associated company of VenFin, R&V Holdings Limited (R&V), subscribed for a USD100 million seven-year convertible bond issued by Dimension Data Holdings plc (Didata). If converted, R&V will hold an equity interest of approximately 12.3% of the fully diluted share capital of Didata.

On 31 December 2002, VenFin exercised the put option in respect of 51 858 000 Compagnie Financière Richemont SA depositary receipts held by VenFin, acquired from Merrill Lynch International. The total cash proceeds of the transaction amounted to R942.9 million. The proceeds were partly used to purchase the further stake in Vodacom.

VenFin's other investments continue to perform according to expectations except for Intervid. Management is confident that services and expertise provided to these start-up enterprises will result in above-average returns being enjoyed in the long term. Provisions for impairment of goodwill and loans have been made in accordance with our conservative approach.

VenFin will continue to favc investments in companies where the right to influence strategic decisions is availal so that the Company can protect itself and the intere of its own shareholders.

ACKNOWLEDGEMENT

To all of those who contributed to the performance of the group over the past year, I extend my thanks: to the shareholders for their continued confidence; management and all colleagues in the various group companies for their co-operation and support, and all parties concerned for services rendered.

The excellent results are reflective of everybody's commitment and must be commended.



Johann Rupert
Chairman



Our investment strategy is to take a long-term view and we believe that the current market offers good opportunities.

The year under review has been challenging for businesses throughout the world. Last year I commented on the slowdown in the world economy which was being exacerbated by the impact of the September 11 attacks and the accounting frauds in the USA and elsewhere. In the year under review the war in Iraq and the SARS epidemic in the East, shortly thereafter, had a big impact on international travel and business. This has slowed down the recovery of the world economy even further. South Africa was not immune to all of this and suffered with the rest of the world.

South Africa has ironically however also benefited from these events in that it is now regarded as a relatively safe haven for tourists. The rand has also strengthened substantially and the prudent policies of the Reserve Bank have ensured that inflation remains under control.

As mentioned in the last annual report, we expected the uncertain investment market to continue and we have managed the business on that basis.

VenFin is not a passive portfolio manager. Our management model dictates that VenFin actively manages its investments through regular dialogue with the other shareholders, directors and management of our investee companies. Strategic input and assistance is given, while the day-to-day management is left to the executive management appointed by the board of the respective companies.

Taking all of this into account, it has been a challenging year for VenFin. With the exception of Intervid, all our investee companies met expectations. Intervid has been a disappointment and we share some of the blame for not acting with more decisiveness when we started to be concerned about the developments at the company. It has however again confirmed that our business model is the right one and that we should not invest in any business unless our Board representatives have the ability, together with the board representatives of other major shareholders, to implement changes.

VenFin invested a further R789.3 million in the year under review. The major investments were R451.1 million in acquiring a further 1.5% interest in Vodacom, R228.3 million in share buy-backs, R29.7 million in e-tv and R11.4 million in Idion. On 31 December 2002 an associated company of VenFin, R&V Holdings Limited, subscribed for a USD100 million seven-year convertible bond issued by Dimension Data Holdings plc (Didata). VenFin sold approximately half its portfolio holding in Richemont for R942.9 million and sold its interest in Fibalogic.

We are increasingly seeing the benefits of closer co-operation between the various investee companies. This has resulted in the sharing of knowledge and the leveraging of opportunities. We actively encourage communication between the various businesses in order to exploit synergies and to look for areas of co-operation. This has become one of the primary aims of our annual investee conference.

RESULTS

NAV at book value for the year under review decreased by 9.6% to R16.40 per share partially as a consequence of providing for R226.0 million against our Intervid International investment. Headline earnings, compared to the previous 15-month period, grew by 8.7% to R664.9 million or by 10.8% from an adjusted 117.5 cents to 130.2 cents per share, taking into account the buy-back of the VenFin shares.

We are increasingly seeing the benefits of closer co-operation between the various investee companies This has resulted in the sharing of knowledge and t leveraging of opportunities

Vodacom continues to do well and increased its customer base by 26.0% for the year ended 31 March 2003. Psitek had an outstanding year and contributed more than R26.0 million to VenFin's headline earnings. Tracker again produced good results and contributed R7.9 million to headline earnings for the year. VenFin's equity accounted share of e-tv's losses for the year reduced from R94.9 million to R24.2 million. The loss attributable to GenuOne increased from R8.8 million to R22.4 million, but this was attributable to the write-off of the intangible assets of GenuOne. Operationally GenuOne produced a much improved result. Inala made a small positive contribution to headline earnings. SAIL and FRS each contributed a headline loss of approximately R4 million. Intervid's contribution amounted to a headline loss of R6.3 million.

OUTLOOK

Although we are seeing some signs of economic recovery internationally, we do not believe that the surge in the USA stock markets is supported by fundamental economic growth. We remain concerned about the international markets and believe that the recovery will be a slow process. Japan and Europe in particular are areas that are cause for concern. In South Africa the outlook is a little better. South African companies generally have strong balance sheets and are operationally well positioned for future growth. Real interest rates are however still high and the market is also adversely affected by the international economy. The stock market, on the other hand, is undervalued compared to other stock markets and will benefit from the expected further reductions in interest rates.

Vodacom is expected to continue to do well and to generate increased profits and substantial free cash flow in the next financial year. Psitek is well positioned to continue its good performance. e-tv has turned cash flow positive and is expected to make a positive contribution to headline earnings in 2004. Tracker is performing well and has launched a few new products in this financial period which should have a positive impact on its future results. GenuOne is expected to turn profitable in 2004 and to start contributing to VenFin's headline earnings. SAIL is expected to return to profitability and to make a small positive contribution. The other investments are much smaller or in an earlier stage of development and will require more time to achieve their potential. However, we are confident that they will prove to be worthwhile investments.

Intervid will take some time to recover and to achieve its full potential. A lot of hard work will be required to achieve this, but we believe that Intervid has a good future and that a turn-around of the business is possible. We are committed to the investment and will work with the other major shareholders to enable Intervid to achieve its potential.

The GBP100 million Alexander Forbes bond is yielding an effective rate of 9% in pound sterling compared to the current market rate of 3.5%. The bond is redeemable or convertible into Alexander Forbes shares in September 2005 at VenFin's option. The investment in the bond was based on our view of Alexander Forbes as an equity investment. The underlying performance of this investment over the period of our investment in the bond has been very good and we expect Alexander Forbes to continue to generate superior results in the future.

The Didata bond of USD100 million yields an effective 5.8% compared to the current market rate of 1.3%. It is a seven-year bond, convertible or redeemable at the option of VenFin. Didata is operating in a difficult economic environment and is going through a restructuring of the business at the same time. They are however coping well with all the challenges and we are confident that they will be successful.

We continue to evaluate new investment opportunities on a regular basis both inside and outside South Africa. Our investment strategy is to take a long-term view and we believe that the current market offers good opportunities. We have changed our focus slightly and are concentrating on larger investments which can make a meaningful contribution to VenFin.

VenFin believes in the future of South Africa and we have taken a decision to become actively involved in projects that will encourage young, well qualified South Africans of all races to remain in South Africa or to return to South Africa from abroad. In our view it is important for the private sector to join forces with the Government to create these kinds of projects.

DIVIDENDS AND SHARE BUY-BACKS

VenFin's cash flow has been boosted by much higher than expected dividends from Vodacom. As a result the Board has recommended that VenFin initiate the payment of a yearly dividend to its shareholders, as well as continuing a buy-back of its own shares. A maiden dividend for the year ended 30 June 2003 of 25 cents per share has been proposed.

ACKNOWLEDGEMENT

To my colleagues at VenFin and M&I, thanks for a job well done. To our shareholders for their continued confidence and commitment, we appreciate it. To the executives of all our investee companies, we are proud to be associated with you and thank you for your commitment to make a success of your businesses. To our chairman, thank you for your leadership and support, it is much appreciated. Last but not least, to our Board of Directors, we thank you for your continued guidance and governance.



Josua Malherbe
Chief Executive Officer

REPORT OF THE FINANCIAL DIRECTOR







VENFIN HAS A STRONG FINANCIAL POSITION WHICH ENABLES THE GROUP TO MOVE SWIFTLY SHOULD ANY POTENTIAL INVESTMENT OPPORTUNITIES ARISE







As a result of the approval by ICASA in March 2003, VenFin now has a 33.0% interest in e-tv.

The results in this report represent a 12-month period while the comparative numbers are for a 15-month period. On this basis VenFin managed to increase its headline earnings per share by 10.8%, from an adjusted 117.5 cents to 130.2 cents.

If the headline earnings per share is compared to a 12-month period to 30 June 2002, VenFin would have achieved an earnings growth of 42.8%, from an adjusted 91.2 cents to 130.2 cents.

Adjusted headline earnings for the comparative period is presented on the basis that the attributable portion of e-tv's loss is accounted for as a loss in an associated company and not as an exceptional item. As a result of the approval by ICASA in March 2003, VenFin now has a 33.0% interest in Sabido (Proprietary) Limited (Sabido), the holding company of e-tv, and has equity accounted Sabido's results during the period under review.

COMPOSITION OF REVENUE AND HEADLINE EARNINGS

The group's main sources of earnings were:

- Vodacom (15.0% interest), which contributed approximately 57% (2002: 62% for a 13.5% interest) to headline earnings
- R&V (33.3% interest), which contributed 32% (2002: 39%) to headline earnings
- Net interest income from cash resources, which contributed 19% (2002: 18%) to group earnings

HEADLINE EARNINGS

SEGMENTAL


400
300
200
100
0
-100
404
394
(1)
(3)
(28)
(87)
135
161
155
147
Telecom
Technology
Media
Risk services
Corporate
2003
2002 (15 months) adjusted

LOCAL VS OFFSHORE


700
600
500
400
300
200
100
0
CONTRIBUTION Rm
665
198
30%
612
237
39%
509
306
60%
2003
2002
15 months adjusted
2001
adjusted
OFFSHORE
LOCAL

COMPOSITION OF REVENUE AND HEADLINE EARNINGS

	Effective % interest at 30 June 2003*	Revenue R million		Headline earnings R million		VenFin's share R million	
		12 months 30 June 2003	15 months 30 June 2002	12 months 30 June 2003	15 months 30 June 2002	12 months 30 June 2003	15 months 30 June 2002 *adjusted for e-tv*
Associated companies							
Vodacom	15.0	20 733	20 778	2 621	2 825	376	381
R&V	33.3					211	238
– Alexander Forbes						135	161
– Dimension Data						24	
– Other						52	77
Psitek	32.0	352	202	81	43	27	11
Tracker	32.1	252	251	24	41	8	12**
Inala	33.5	112	158	3	7	1	2**
SAIL	19.5	173	198	(20)	30	(4)	8
Intervid	17.3	446	204	(114)	(20)	(6)	(4)**
GenuOne	36.9	31	25	(68)	(23)	(22)	(9)
e-tv	33.0	477	453	(82)	(365)	(24)	(95)
Other						(3)	***
						564	544
Subsidiaries						101	68
Net interest received						128	112
Net management fees						(29)	(35)
Corporate and other						2	(9)
Headline earnings						665	612

* *These percentage interests represent the effective holdings in the respective companies at 30 June 2003, and do not necessarily represent the percentage interest during the accounting period.*
** *Accounting period: 18 months to 30 June 2002*
*** *Amount smaller than R500 000*

ASSOCIATED COMPANIES

Vodacom

Vodacom achieved pleasing results for its year ended 31 March 2003. However, due to Vodacom having a 57% share of the South African market, it enables it to achieve a higher EBITDA margin than its competitors. Although some market share was lost to Cell C, Vodacom continues to benefit through a national roaming agreement, which has 13 years remaining. In the year Vodacom saw a record number of 3.5 million gross connections, with the estimated total South African market increasing by 3.1 million customers to 13.8 million. The level of connections is the highest since the inception of Vodacom in 1994. Refer to pages 27 to 30 for an extract from the annual report of Vodacom for a detailed review of these results for the 12 months to 31 March 2003.

R&V

The majority of R&V's earnings is interest generated by the Alexander Forbes and Dimension Data convertible bonds and on cash.

The decrease in earnings from R&V is mainly attributed to the accounting of 12 months earnings as opposed to 15 months in the previous period.

Psitek

Psitek achieved significant growth in revenue and earnings for the 16 months' to 30 June 2003.

Psitek has taken advantage of excellent business opportunities in the telecommunications market through its innovative niche products and service offerings.

Tracker

Tracker showed steady operating profit growth of 9.2% for the year ended 30 June 2003, compared to the previous 12 months, mainly due to its constantly growing monthly subscription-based income stream.

Earnings for a comparable 12-month period decreased by 6.8% due to taxation charges. Tracker had the benefit of an assessed loss in the previous year.

Inala

Inala disposed of its IIS division during the past reporting period. Continuing operations achieved a 13.9% growth in revenue and 1.6% growth in headline earnings.

Intervid

Intervid posted disappointing results for the year ended 30 June 2003. Notwithstanding an increase in turnover of 211.8% to R446.2 million from R143.1 million in 2002, the operating loss increased by R109.7 million to R174.5 million from R64.8 million in 2002.

Over an extended period of time it became clear that the execution of strategic plans presented by executive management to the board of Intervid were not materialising. The board of Intervid appointed independent strategic consultants to assess the business and make proposals, as they saw appropriate, for the business going forward. As a result of the work performed the board has restructured the business at an executive management and operational level.

SAIL

Due to declining market conditions, coupled with a shift in the business and financial models of the sport and entertainment industry, SAIL has embarked on a comprehensive restructuring process in order to, amongst other, activate existing and potential revenue opportunities by utilising existing capacity more efficiently.

Operating profit decreased substantially, due to a significant increase in operating expenses. This was largely due to the restructuring mentioned above. Earnings decreased due to significant impairments of certain investments and goodwill.

e-tv

e-tv performed well in tough trading conditions as it grew its audience and market share.

For their financial year ended 31 March 2003, revenue increased by 42.9% to R467.6 million, from R327.2 million in 2002, while the operating loss decreased by 70.5% to R93.5 million, from R317.4 million in the previous financial year. This was achieved through a substantially lower cost of sales. The strengthening of the rand against the US dollar has reduced the cost of international programmes.

The cash utilised by operations decreased from R399.0 million to R116.1 million for the year to 31 March 2003. It is expected that e-tv will be cash flow positive at operational level during the 2004 financial year.

GenuOne

GenuOne increased its customer base from 17 to 25 during the year. Notwithstanding this increase in customers, GenuOne was disappointed with only 24% growth in revenue to R31 million. The sales cycle in moving prospects to customers and moving pilot projects to full-scale implementations has lengthened.

SUBSIDIARIES

Fibalogic

Fibalogic was sold with effect from 1 October 2002. Hence the results were only accounted for three months to 30 September 2002.

Fibalogic's contribution to headline earnings for the period amounted to R10.7 million (2002: R16.9 million loss), which is mainly due to the reversal of the provision for warranties amounting to R12.7 million.

Corporate

Corporate consists of wholly-owned subsidiaries administered at head office level as well as foreign subsidiaries administered in Switzerland. Activities include treasury functions, receiving and paying of administration fees and other investing activities.

The contribution of net interest income to headline earnings increased by 14.3% to R128 million (2002: R112 million), mainly as a result of a higher average cash balance, as well as the high interest rate levels that prevailed on local cash.

Dividends received from other investments contributed R19.7 million (2002: R29.1 million) to headline earnings.

Net fees paid to M&I Management Services (Proprietary) Limited for management and support services rendered during the year amounted to R39 million (2002: R47 million) on a pre-tax basis and constituted 0.444% (2002: 0.396%) of the market capitalisation of VenFin, calculated on a monthly basis.

IMPAIRMENT OF INVESTMENTS AND GOODWILL

Provision for impairment of investments and goodwill amounting to R70 million has been made as follows:

- An impairment provision amounting to R13 million has been made against the carrying value of FRS due to it still being at a development stage.
- The unamortised goodwill created on the investments previously made in Intervid amounting to R34 million, and SAIL amounting to R23 million, were impaired to reflect the diminution in the value of these assets.

Included in the impairment of assets of associated companies amounting to R234 million, is the write-down by R&V of the Intervid International convertible loan amounting to R226 million. This, together with the impairment of goodwill on the investment in Intervid mentioned above, represents the total impairment of VenFin's interest in the entire Intervid group to its net asset value, after taking into consideration the effect of the potential conversion of the loan to equity in Intervid.

CURRENCY EFFECTS

A significant portion of VenFin's headline earnings is derived from foreign denominated income mainly in euros and US dollars.

During the latter part of the year under review the rand has strengthened significantly against these currencies as can be seen in the closing rates from the table below.

Financial year: 30 June	2003	2002	*Movement* %
Average exchange rate:	12 months	15 months	
€/R	9.4139	8.6706	*(8.6)*
$/R	9.0343	9.7081	*6.9*
Closing exchange rate on 30 June			
€/R	8.5854	10.1813	*15.7*
$/R	7.4600	10.2675	*27.3*

At constant average exchange rates (i.e. 2002 average rates), the effect on headline earnings for the current year is not material.

If the average rate for the year to 30 June 2004 was to be equal to the current €/R and $/R spot rate, which depicts a stronger rand compared to the average for the past year, it will result in an unfavourable currency impact during the new financial year.

The strengthening of the rand against the US dollar (27.3% year-on-year) and the euro (15.7% year on year) has resulted in negative exchange rate differences on translation of offshore assets to SA rand amounting to R1.345 billion (2002: R2.296 billion positive exchange rate differences), which was debited directly to reserves.

EARNINGS PER SHARE

HEADLINE EARNINGS

Headline earnings for the accounting period decreased by 5.9% from R707 million (15 months) to R665 million (12 months).

Headline earnings per share for the twelve months under review decreased by 4.1% to 130.2 cents from 135.7 cents (15-month period). The difference in the percentage movement reflects the uplift, resulting from the share repurchase programme. The weighted number of shares in issue, which was used to determine earnings per share, decreased to 510 601 673 (2002: 521 049 542).

ADJUSTED HEADLINE EARNINGS (2002)

Headline earnings per share for the 12 months to 30 June 2003 increased by 10.8% to 130.2 cents, from an adjusted 117.5 cents for the 15-month period to 30 June 2002.

Based on a comparative 12-month period to 30 June 2002, the increase in headline earnings for the year to 30 June 2003 would have been 40% from an adjusted R475 million to R665 million.

The headline earnings per share on a comparative 12-month basis, increased by 42.8%, from an adjusted 91.2 cents to 130.2 cents for the year to 30 June 2003.

The main drivers of this increase were:

- Vodacom, whose contribution to headline earnings grew by 18.2% on a comparative 12-month basis
- Psitek, whose contribution to headline earnings increased by 170.0% on a comparative 12-month basis and
- e-tv, with a decrease of 71.4% in net loss to 30 June 2003

BASIC EARNINGS

Basic earnings per share increased substantially by 159.7% to 116.1 cents (2002: 44.7 cents). Basic earnings reflect earnings after goodwill amortisation, impairments of non-financial assets and non-recurring exceptional items.

During the current year attributable after-tax non-recurring exceptional items amounted to R349 million profit (2002: R76 million loss). Included in the exceptional items is a net capital surplus on the sale of the Richemont depositary receipts amounting to R348 million.

DILUTED EARNINGS

As disclosed in note 12 to the financial statements, the diluted earnings per share is calculated by adjusting the weighted number of shares for the dilutive effect of the shares offered to participants of the VenFin Share Scheme. Dilution in future years will be affected by the share price performance.

NET ASSET VALUE

As an investment holding company, management believes the growth in the value of VenFin's net assets is an important indicator of its relative performance.

Neither the book value of net assets shown in the balance sheet nor the share price necessarily reflects the true or underlying value of the group.

The underlying value of VenFin includes the fair value of financial instruments (which is included in book value) as well as the valuation of associated companies, either at listed market value or, in the case of unlisted investments, at directors' valuation.

The net asset value, at market value and directors' valuation of investments, at 30 June 2003 amounted to R24.17 per share compared to R27.11 per share at 30 June 2002.

The table below gives a more detailed composition of the underlying net asset value.

COMPOSITION OF NET ASSET VALUE (R million)

	30 June 2003		30 June 2002	
	Book value	Valuations	Book value	Valuations
Listed [1]	633	659	1 917	2 713
Richemont A units	572	572	805	1 109
Richemont DRs	-	-	582	1 177
SAIL	26	43	84	70
iTouch	23	23	16	16
Idion	12	12	-	-
Intervid	-	9	127	38
Loans	-	-	303	303
Unlisted [2]	6 158	10 023	6 558	10 380
Vodacom	1 436	5 176	906	4 586
R&V	4 171	4 171	5 291	5 291
e-tv	326	326	148	148
Psitek	63	96	38	74
Tracker	13	131	11	131
GenuOne	61	35	71	57
Other	88	88	93	93
Cash	1 414	1 414	860	860
Total	8 205	12 096	9 335	13 953
Net asset value per share (Rand)	16.40	24.17	18.14	27.11
Share price (Rand)		16.80		17.50
Discount to net asset value		30.5%		35.5%

(1) Market value
(2) Directors' valuation

CORPORATE ACTIVITY

INVESTMENTS

The most significant changes to VenFin's investment portfolio for the twelve months ended 30 June 2003 were:

Vodacom

VenFin acquired from Hosken Consolidated Investments Limited (HCI) an additional 1.5% interest in Vodacom with effect from 31 December 2002 for a total consideration of R451.1 million. The proceeds from the Richemont transaction mentioned below, were in part used to settle this amount. At 30 June 2003, VenFin's interest in Vodacom was 15.0%.

Compagnie Financière Richemont SA (Richemont)

On 31 December 2002, VenFin exercised the put option acquired from Merrill Lynch International in respect of 51 858 000 Richemont depositary receipts held by VenFin ("the Richemont transaction"). The net cash proceeds realised by VenFin as a result of exercising the put option amounted to R942.9 million. An after-tax capital surplus of R347.5 million was realised and is accounted for as an exceptional item.

Sabido (Proprietary) Limited (Sabido)

During April 2000 VenFin granted an indirect, interest-free loan of R281.8 million to Sabido, the holding company of Midi TV (Proprietary) Limited (e-tv). An additional R38.6 million was advanced to HCI for e-tv during the 2002 financial period. During January 2002, VenFin advanced a further loan of R280.0 million to HCI. This loan was interest-bearing and fully secured.

During September 2002 R200.0 million of this interest-bearing loan was replaced by an interest-free loan to HCI for e-tv. The balance of the loan was repaid on 31 December 2002. VenFin's indirect interest in e-tv was 33.0% on 30 June 2003.

GenuOne Incorporated (GenuOne)

During the period under review an additional investment of USD4 million was made in GenuOne. At 30 June 2003, VenFin's effective interest in GenuOne was 36.9%.

Idion Technology Holdings Limited (Idion)

During the period under review VenFin invested R11.4 million in Idion. At 30 June 2003, VenFin's effective interest in Idion was 6.0%.

Veritas Venture Partners (Cayman) L.P. (Veritas)

VenFin approved an investment of USD1.5 million in VVP Fund II, L.P. of which USD150 000 had been drawn at 30 June 2002. During the period under review an additional USD150 000 was drawn.

FRS Financial Reporting Solutions (Proprietary) Limited (FRS)

During November 2002, VenFin invested a further R3 million in FRS. At 30 June 2003, the interest in FRS was 42.9%.

Fibalogic (Proprietary) Limited (Fibalogic)

VenFin sold its interest in Fibalogic on 30 September 2002. A capital loss of R4.3 million was realised and is accounted for as an exceptional item.

R&V

On 31 December 2002, R&V, an associated company of VenFin, subscribed for a USD100 million seven-year convertible bond issued by Dimension Data Holdings plc (Didata). If converted, R&V will hold an equity interest of approximately 12.3% of the fully diluted share capital of Didata.

Buy-back of VenFin shares

During the period under review, VenFin's wholly-owned subsidiary, VenFin Securities (Proprietary) Limited (VenFin Securities), acquired an additional 14 246 966 ordinary VenFin shares for a total amount of R228.3 million. These shares, together with the 7 400 000 shares bought during the fifteen months ended 30 June 2002, are held as treasury shares. The 21 646 966 shares bought to date represent 4.4% of the issued ordinary shares of 1 cent each.

Subsequent to the year-end:

VenFin Share Trust (Trust)

Subsequent to the year-end VenFin Securities sold 8 896 346 of the treasury shares to the Trust for a net consideration of R149 million. This disposal was financed by way of a loan to the Trust.

Veritas

VenFin has invested a further USD150 000 into the fund. Total investments now amount to USD450 000.

Richemont A units

Subsequent to the year-end, RGH Investments Limited, a wholly-owned subsidiary of VenFin, sold 2.2 million Richemont A units for an amount of R312 million.

CASH FLOWS

Net cash inflow generated by operating activities decreased to R128 million (2002: R441 million). This operating cash flow includes net interest received and dividends received from cash and other investments.

VenFin's attributable interest in the cash of R&V amounts to R1 712 million (30 June 2002: R2 992 million).

A total of R789.3 million (2002: R593.2 million) was invested during the period under review. Of this amount, R451 million was utilised to acquire a 1.5% stake in Vodacom, R228.3 million to buy back 2.9% of the issued listed shares of VenFin and USD4 million was invested for a 11.8% stake in GenuOne.

Proceeds on the disposal of investments amounted to R943 million, and includes the net proceeds on the disposal of Richemont DRs.

Cash and cash equivalents amounted to R1 414.0 million (2002: R860 million) at year-end. Of this amount, R1 246.9 million (2002: R619.0 million) represents cash in South Africa, while R167.1 million (2002: R246.5 million) is held in foreign currency by RGH Holdings, a foreign administered subsidiary.

DISTRIBUTION TO SHAREHOLDERS

A maiden distribution to shareholders of 25 cents per share is proposed.

This dividend is covered 5.2 times by headline earnings and 1.5 times by cash earnings. Cash earnings is calculated by adding to the headline earnings the dividends received from associated companies and subtracting the equity accounted headline earnings from associated companies.

FINANCIAL POSITION

VenFin has a strong balance sheet with no gearing and with shareholders' funds totalling R8 205 million at 30 June 2003.

This strong financial position enables VenFin to move swiftly should any potential investment opportunities arise.

ACCOUNTING DEVELOPMENTS

The accounting policies applied during the current financial year are consistent with those of the previous period, with the exception of the implementation of AC133: Financial instruments – Recognition and Measurement.

In accordance with the transition provisions of AC133, VenFin recorded an after-tax cumulative adjustment gain of R808.2 million as an opening balance adjustment to reserves in order to recognise the difference between the carrying values and fair values of financial instruments at 1 July 2002. The impact of this change in accounting policies on the current year is detailed in the annual financial statements.

CONCLUSION

The contribution of the financial staff at M&I, VenFin and from our investee companies has been invaluable during this 12-month period. I thank you for all your efforts.

On pages 27 to 30 is an extract from the Vodacom annual report for the year ended 31 March 2003.



Jan Durand
Financial Director

REVIEW OF VODACOM GROUP (PROPRIETARY) LIMITED FOR THE TWELVE MONTHS TO 31 MARCH 2003

FINANCIAL RESULTS

	31 March 2003 R million	31 March 2002 R million *Restated*
Revenue	19 779	16 151
Profit from operations	4 330	3 621
Profit before taxation after shareholders' interest	3 526	3 593
Taxation	(1 199)	(1 190)
Minorities	(112)	(30)
Net profit	2 215	2 373
Earnings before interest, tax, depreciation and amortisation (EBITDA)	6 704	5 691
Headline earnings		
Net profit	2 215	2 373
Adjusted for:		
Exceptional items	–	(67)
Amortisation of intangible assets	96	99
Net profit on disposal of property, plant and equipment	(3)	(2)
	2 308	2 403

Vodacom announced consolidated operating revenues of R19 779 million for the year ended March 31, 2003, an increase of 22.5% over the year ended March 31, 2002. Operating profit increased 19.6% to R4 330 million for the year ended March 31, 2003. Vodacom delivered strong operational performance, maintained its leadership position in the South African market and further grew its other African businesses.

HIGHLIGHTS

- Total customers increased 26.0% to 8.6 million
- Record number of South African gross connections of 3.5 million
- South African contract annual churn reduced to 11.9% compared to 14.5% in 2002
- South African ARPUs beginning to stabilise at R183 (USD23) compared to R182 in 2002
- Launch of Vodacom Congo in May 2002
- SMS growth of 64.7% to 1.5 billion SMSs compared to 911 million in 2002
- Introduction of "MyLife", Vodacom's GPRS and MMS service offering in October 2002

FINANCIAL RESULTS AND PROFITABILITY

FINANCIAL PERFORMANCE

Vodacom again posted record results in the 2003 financial year. Despite changing local conditions and the rapid growth of start-up operations in Tanzania and the Democratic Republic of Congo (DRC), profit margins only decreased marginally as Vodacom increased efficiencies.

REVENUE

Revenue increased 22.5% (2002: 21.7%) to R19 779 million (2002: R16 151 million). The increase in revenue was primarily driven by customer growth and to a lesser extent by standard tariff increases and an increase in equipment sales into the DRC and Tanzania, as well as an uptake of 2.5G handsets in South Africa. Vodacom's revenue from other African operations increased 66.7% (2002: 302.7%) to R1 235 million (2002: R741 million).

PROFIT FROM OPERATIONS

Profit from operations increased 19.6% (2002: 41.8%) to R4 330 million (2002: R3 621 million) and operating profit margin decreased marginally to 21.9% (2002: 22.4%). Operating profit margins decreased largely as a result of the increase in marketing and incentive costs and the change in the traffic mix and the resultant increase in interconnect costs. Operating profit was also impacted by the increased interconnection tariffs under amended interconnection agreements.

EBITDA

EBITDA increased 17.8% (2002: 35.9%) to R6 704 million (2002: R5 691 million). EBITDA margin decreased to 33.9% (2002: 35.3%). Excluding the impact of low-margin cellular phone and equipment sales, the EBITDA margin was 38.3% in 2003, down from 39.2% in 2002.

NET INCOME

The past three years' net income has been significantly distorted by two main factors. Firstly, the disposal of non-core businesses and integration costs, principally relating to the consolidation of previously independent service providers, resulted in an abnormal profit of R56 million in 2002 and an abnormal loss of R213 million in 2001. Secondly, the adoption of IAS 39, "Financial Instruments: Recognition and Measurement", resulted in a before-tax loss of R486 million in the year ended March 31, 2003, and profit before tax of R352 million in the year ended March 31, 2002. Although it is Vodacom's policy to hedge all foreign denominated commitments from South Africa, it does not qualify for hedge accounting in terms of IAS 39 and the impact of fluctuations in exchange rates on the market value of the financial instruments is required to be reflected through the income statement.

CUSTOMERS AND MARKET REVIEW (RSA)

	2003 '000	2002 '000
Customer base		
Contract and other	1 210.0	1 117.8
Prepaid	6 664.0	5 439.0
Total customer base	7 874.0	6 556.8
Additional customer details		
Opening balance	6 557.0	5 107.9
Connections	3 495.0	3 032.8
Churn	(2 178.0)	(1 583.9)
Closing balance	7 874.0	6 556.8
Churn percentage (%)		
Contract	11.9	14.5
Prepaid	34.0	30.1
Market share (%)		
Contract	51.5	55.9
Prepaid	58.8	61.3
Total market share	57.0	60.3

The net increase in customers represents a growth of 20.1%.

Vodacom's total market share has decreased marginally from 60.3% to 57.0% despite the launch of Cell C.

Churn in prepaid has, however, increased by 3.9% to 34%.

CUSTOMER STATISTICS

CUSTOMER AVERAGE REVENUE PER USER (ARPU)

High penetration of the developed, predominantly contract market, was evident by 1998. From then the developing market, through the prepaid service, has been driving penetration and in 2003 made up 94.3% (2002: 93.4%) of all gross connections. This meant that ARPU levels decreased steadily over the period to 2002 as, although ARPU of the newer prepaid subscribers is not always significantly below the older prepaid subscribers, it created a mix variance that diluted total ARPU. We believe that total ARPU has begun to stabilise and during the period under review increased slightly from R182 in 2002 to R183 in 2003. Contract customer ARPU has increased markedly by 12.3% (2002: 13.6%) to R629, while prepaid customer ARPU decreased by 3.2% (2002: decreased by 5.1%) to R90. Community services ARPU increased by 8.3% (2002: 18.3%) to R1 861, with one community services phone equivalent to 21 prepaid customers on a revenue basis at these levels and nearly 59 on a usage basis, due to the subsidisation of community service tariffs.

OVERHEAD COSTS

Staff expenses decreased by 10.3% in the year ended March 31, 2003; compared to an increase of 19.3% in 2002, due primarily to lower deferred bonus incentive accruals as a result of our lower net profit, which was negatively impacted by IAS 39. Vodacom's staff expenses include fees to directors and expenses raised in connection with our deferred bonus incentive scheme. Despite the growth experienced in all our operations, the total headcount increased by only 1.2% in 2003 and 1.9% in 2002. Total headcount in our South African operations increased by 1.2% (2002: decreased by 5.9%) and 1.6% (2002: 190.6%) in our other African operations. Employee productivity has shown a marked improvement, as measured by customers per employee, increasing by 24.5% to 1 963 customers per employee in 2003 (2002: 1 577 and 2001: 1 220).

CAPITAL EXPENDITURE

Despite African expansion, Cell C roaming, GPRS launch and the installation of 1 800 MHz equipment, capital expenditure decreased 20.6% to R3 399 million, or 17.2% of revenue in 2003 (2002: R4 279 million; 26.5% of revenue). Capital expenditure decreased 24.4% and 7.8% to R2 488 million (2002: R3 291 million) and R911 million (2002: R988 million) in South Africa and other African countries respectively.

FINANCIAL STRUCTURE AND FUNDING

Vodacom's balance sheet continued to strengthen, with a net debt/EBITDA ratio of 34.2%, almost half of the prior year ratio of 62.9% and well within terms of borrowing covenants. Total interest and non-interest-bearing debt decreased 18.5% to R3 501 million (2002: R4 297 million) as a result of the 37.2% decrease in South Africa's total debt to R2 327 million (2002: R3 706 million). The increase in other African total debt of 98.6% to R1 174 million (2002: R591 million) was primarily as a result of R336 million utilisation of an extended credit facility for Vodacom Congo, R502 million draw down of a project financing facility in Tanzania and the repayment of R400 million of funding loans in Vodacom Group.

SHAREHOLDER DISTRIBUTIONS

Distributions to shareholders increased 3.2% to R768 million in 2003, comprising of interest of R168 million (2002: R144 million) and dividends of R600 million (2002: R600 million). The low growth in shareholder distributions, despite strong cash flow growth, is due to Vodacom's intention to repay shareholder loans of R920 million on 30 June 2003.

CONCLUSION

Vodacom has seen substantial growth in cash flows from its South African operations which, together with its conservative approach to debt, allows for considerable flexibility to make future investments and cash distributions to its shareholders.

REVIEW OF INVESTMENTS







VENFIN'S INVESTMENTS PROVIDE SHAREHOLDERS WITH A LOW-RISK ENTRY TO DYNAMIC NEW MARKETS WITH POTENTIAL EXPONENTIAL GROWTH





TELECOMMUNICATION INTERESTS


ERICSSON
YES
NO



VODACOM

VenFin's most significant investment is its 15% shareholding in Pan-African cellular communications company Vodacom.



PSITEK

Psitek has established itself as a world leader in providing products in the fixed-line and mobile telecommunications arenas.



INALA

Inala's key focus areas are distribution and custom product development of purpose-built software and hardware solutions.

VODACOM


vodacom

15.0% INTEREST



VenFin's most significant investment is its 15% shareholding in Pan-African cellular communications company Vodacom Group (Proprietary) Limited (Vodacom). Apart from VenFin, the shareholders are Telkom South Africa Limited (50%) and Vodafone Group plc (35%).

Telkom is presently South Africa's sole fixed-line telecommunications operator, but a process of licensing a second national operator (SNO) has begun. The primary listing of Telkom in early 2003 on the JSE Securities Exchange South Africa and its secondary listing on the New York Stock Exchange increased the visibility of Vodacom. Vodafone Group plc is the world's largest mobile telecommunications company headquartered in the UK.

By far the majority of Vodacom's customers reside in the Republic of South Africa, where the operator remains the market leader in the cellular industry with its 57% market share based on total reported customers. Two of its subsidiaries, Vodacom Service Provider Company (Proprietary) Limited (Vodacom Service Provider) and Vodacom International Holdings (Proprietary) Limited, contribute to achieving the desired growth and maintaining a leadership position.

Vodacom (Proprietary) Limited is the operating company responsible for the construction and maintenance of Vodacom's GSM cellular network consisting of some 5 393 base stations, providing cover for more than 95% of the South African population. Vodacom Service Provider is South Africa's biggest cellular service provider and its customers represent 65% of the total, and 69% of the group's contract South African client base. Vodacom Service Provider also manages Vodaworld, the world's first and only dedicated cellular shopping mall. A great success ever since its 1998 launch, Vodaworld has received thousands of visitors wanting to enjoy the fascinating cellular experience Vodacom made possible.

With the expansion of the group in South Africa and on the continent, it has become necessary to establish a new product development division to more effectively serve all Vodacom Group companies with regard to the development and introduction of new products and services. This division is also tasked with the management of certain existing products. Based in Midrand, Johannesburg, with its own staff complement and resources, the Vodacom Product Division operates as a division of Vodacom (Proprietary) Limited.

Vodacom continues to demonstrate its commitment to black economic empowerment (BEE), human resources development and the spirit inherent in the employment equity legislation.



INVESTMENT HOLDING COMPANY
VODACOM GROUP (PROPRIETARY) LIMITED

CELLULAR NETWORK OPERATORS	
Vodacom (Proprietary) Limited	100%
Vodacom Lesotho (Proprietary) Limited	88.3%
Vodacom Tanzania Limited	65%
Vodacom DRC	51%

CELLULAR SERVICE PROVIDERS, CELLULAR TELEPHONE AND ACCESSORY MERCHANDISING AND CELLULAR TELEPHONE REPAIRS	
Vodacom Service Provider Company (Proprietary) Limited	100%

Percentages represent effective interests

- 78% of employees (the total of which is 4 406) are from designated previously disadvantaged groups, which is ahead of Vodacom's employment equity targets.
- The value of business with BEE suppliers grew markedly from R412 million in the year ended March 2002 to R1.3 billion in the past financial year.
- Vodacom spent 5.1% of its total salary budget on staff training and development in the past financial year, while almost R12 million went towards employees' studies through the internal Yebo Bursary Scheme.

Vodacom believes that its employees are its most important asset. Their collective dedication contributed towards making Vodacom one of the most preferred employers in South Africa and beyond.

AFRICAN EXPANSION STRATEGY

While most of Vodacom's business is in South Africa, its African expansion strategy made remarkable progress in the year under review and the group remains well placed for growth in the medium term through leveraging opportunities in other African countries. The performance of Vodacom's operations in Tanzania, Lesotho and the Democratic Republic of the Congo (DRC) has been encouraging.



Vodacom customers by country as at 31 March 2003:

Vodacom RSA	7 874 056
Vodacom Tanzania	447 438
Vodacom Lesotho	77 474
Vodacom Congo	247 909
Total subscribers	8 646 877



Launched in May 2002 from an existing low base of less than 30 000 customers, the DRC operation increased its customer base dramatically to 247 909. Market share rose from an estimated 9% to 44% in less than a year. Vodacom Tanzania strengthened its leading position with an estimated 53% market share and 447 438 customers. Vodacom Lesotho is strongly positioned to withstand the pressures of recently introduced competition from Econet-Ezicell, and to capitalise on future growth. By the March 2003 year-end a net 20 935 new Vodacom Lesotho customers were connected, bringing the total to 77 474 customers, 93.8% of whom are prepaid customers.



Vodacom was offered GSM licences in Zambia and Mozambique during the past two financial years. However, neither licence opportunity has yet been utilised.

THE YEAR UNDER REVIEW

Vodacom showed strong growth in the 2002/2003 financial year, with revenue increasing by a record 22.5% to R19.8 billion. The driving force for this growth was the South African operations, although the African operations now contribute 6.2% (2002: 4.5%) of total revenue.



Profit from operations increased by 19.6% to R4.3 billion (2002: R3.6 billion) – a new Vodacom high. Total customers increased by 26.0% to 8.6 million (2002: 6.9 million), which translates into strong earnings when combined with the overall South African monthly average revenue per customer (ARPU) beginning to stabilise at R183 (2002: R182).



In the year under review Vodacom attracted a record 3.5 million South African gross connections, while the total South African market grew by 3.1 million customers to 13.8 million, which is the highest level of new connections since Vodacom's inception in 1994. Vodacom's EBITDA (earnings before interest, tax, depreciation and amortisation) margin remains healthy despite decreasing by 1.6 percentage points to 33.9% (or by 0.9 percentage points to 38.3% when cellular phone and accessory sales are excluded).

Vodacom remained at the forefront of cellular innovation in the past financial year. The My Life branded General Packet Radio Services (GPRS) and Multimedia Messaging Service (MMS) were launched, which makes it possible to transfer more data much faster and includes photo messaging.



VODACOM BELIEVES THAT THE NEW PARTNERSHIP FOR AFRICA'S DEVELOPMENT (NEPAD) IS CRUCIAL FOR THE DEVELOPMENT OF THE CONTINENT'S TELECOMMUNICATIONS INDUSTRY

Vodacom's 4U youth product, which was launched in the 2000/2001 financial year, is now the group's most popular product. This per-second-billing stand-alone tariff package designed for 16 to 21 year olds covers both prepaid and contract subscribers in the youth market.

THE FUTURE

Vodacom will continue its endeavours to achieve sustainable growth in profits and cash flow. The company strives to remain the market leader in South Africa while growing operations in other selected sub-Saharan African countries and maintaining a low cost base.

The group's infrastructure in South Africa is constantly being expanded to keep up with its growing client base. With third-generation technologies already being implemented commercially abroad, Vodacom is drawing on the technological expertise of its international partner, Vodafone, during trials.

Vodacom is in a good position to launch new data service innovations using the latest technology as it now provides full GPRS coverage in South Africa.

The group anticipates that its exciting new corporate products, such as Microsoft Mobile Information Server and corporate GPRS, should be as popular as current data services such as SMS, InfoText, the Vodacom4me internet portal, SMS to e-mail and Vodacom 4U.

In the coming years we believe we should reap the rewards of Vodacom's decision to follow the highly successful Japanese model of content business and its strong relationships with wireless application service providers (WASPs). These partnerships guarantee a strong supply of meaningful applications and services that will optimise traffic and revenue on the Vodacom network.

Although the introduction of Cell C in 2001 is steadily making an impact, Vodacom continues to benefit from its national roaming agreement with Cell C, which still has 13 years to run.

The group believes that the New Partnership for Africa's Development (NEPAD) is crucial for the development of the continent's telecommunications industry and vice versa, and will continue to explore opportunities on the continent. This will be done in accordance with Vodacom's ability to manage and fund these operations in order to add value for its shareholders.

Vodacom strives to remain the market leader in South Africa while growing operations in other selected sub-Saharan Afric countries and maintaining a low cost base.

PSITEK


PSITEK
32.0% INTEREST



Psitek (Proprietary) Limited (Psitek) has been developing innovative products and brands since 1990 for both the emerging and the established telecommunications markets of the world. Its development and marketing expertise has resulted in the introduction of a host of products in the fixed-line and mobile telecommunications arenas and Psitek prides itself on being a world leader in some of these markets.

Psitek's strongest product brand is still the Adondo GSM community phone for telephone shops in emerging communities without access to traditional private communications. Owners of this community phone can retail telephony, fax and data services to the public and vend virtual vouchers for airtime, electricity, ticketing and a multitude of other applications.

Other strong brands include Tici-B, the ALT system and GSM-I. The Tici-B is similar to the Adondo product but uses a fixed-line network. The highly successful ALT system technology eliminates fraud along conventional cable routes between exchanges and payphones. The GSM-I is an interface device that provides least-cost routing facilities on PBX systems as well as a fixed-line type service in areas that have mobile network coverage but no traditional wired telephone infrastructure.

THE YEAR UNDER REVIEW

Psitek achieved technology growth by enhancing its product range to make use of global CDMA networks. In conjunction with Tracker, another company in which we hold an interest, Psitek released niche product offerings that are taken to the market.

Excellent growth was achieved in both sales and profit. Its product and service offering enabled Psitek to take advantage of the excellent opportunities in the emerging telecommunications markets.

THE FUTURE

Dollar-based income remains a focus area for Psitek's growth, and the huge developments in Africa's telecommunication infrastructure are a key support mechanism for this initiative.

Psitek will continue to seek new technology opportunities and new product distribution channels in order to maximise the value of its intellectual property and to grow a sustainable business.

INALA


INALA
33.5% INTEREST



Through its holding in Inala Technology Investments (Proprietary) Limited (Inala), VenFin gets exposure to a group of companies that supply hardware and software solutions to the telecommunications, networking, electronic manufacturing, broadcast, medical and data acquisition industries in sub-Saharan Africa. Inala's key focus areas are distribution and custom product development.

DISTRIBUTION BUSINESS

Inala's distribution business represents some of the world's most prestigious global suppliers of equipment and other solutions – Tektronix, JVC Professional, NetTest and Thomson Grass Valley, among several others – in their chosen industries. Complementary and synergistic solutions are sought from ISO-accredited suppliers worldwide. Inala adds value to its suppliers by providing a level of market penetration, service and client retention that they would otherwise not enjoy.

CUSTOM PRODUCT DEVELOPMENT BUSINESS

Custom product development forms a key component of Inala's business. Offering unique income possibilities through the provision of purpose-built hardware and software solutions, custom development is rapidly becoming the solution approach of choice for leading players in the telecommunications and

electronic industries. It is immune to the inflexibility and overhead structures of large corporate equipment manufacturers and can give clients the competitive agility they need for profitability in tough times. These niche products therefore attract higher margins.

Inala's recent custom-made products include A-MON, B-MON, DPAM and LITS. A-MON is a base transmitter station alarm/equipment status monitor and environmental controller. B-MON is a 900/1 800 MHz Tx and Rx voltage standing wave ratio monitor. DPAM is a digital performance alarm and monitoring system for 2.048 Mb/s digital networks, while LITS is a livestock identification and trace-back system.

During the past year the custom product development initiative also produced the remote device manager (RDM). This alarm monitoring/management system was designed for facilities management in remote Telco sites of virtually any size or complexity.

Inala's objective is to expa[nd] the current product range developing a new product every six months.

THE YEAR UNDER REVIEW

Having sold Inala Information Solutions (IIS) during the year under review, the company can now focus on its core competencies and markets. Inala repaid its long-term debt, restructured its balance sheet for future growth and signed representation agreements with Digital Lightwave and Subex Systems Limited.

The DPAM product performed extremely well and exceeded its year's quota within a single month. The product is widely used by Telkom.

THE FUTURE

Inala can maintain and grow the platform it has been building over the years with its focus on taking custom-developed products to more clients in Africa and the rest of the world. Its objective is to expand the current product range by developing a new product every six months.



INALA CAN MAINTAIN AND GROW THE PLATFORM IT HAS BEEN BUILDING OVER THE YEARS WITH ITS FOCUS ON TAKING CUSTOM-DEVELOPED PRODUCTS TO MORE CLIENTS IN AFRICA AND THE REST OF THE WORLD

TECHNOLOGY INTERESTS



TRACKER

Tracker's main business is the sale and installation of vehicle tracking systems and the tracking of stolen vehicles.



INTERVID (REFER TO INTERVID INTERNATIONAL)

Intervid International operates as a provider of integrated solutions in the electronic security and business process monitoring industry.



COMMSCO

CommsCo is an international information and communications technology (ICT) service provider primarily in the field of business process improvement through managed ICT outsourcing.



FRS

FRS provides companies with tools and solutions for restructuring their financial information supply chain.



FUNDAMO

Fundamo is a leading supplier of mobile payment technology whereby a cellular phone is transformed into an electronic wallet.



IDION

Idion provides solutions for assuring the availability of a corporation's mission-critical applications and data.

TRACKER


TRACKER
Watching over your car... wherever you are.
32.1% INTEREST



After almost seven years Tracker Investment Holdings (Proprietary) Limited (Tracker) has become an established and profitable company with a growing monthly subscription-based income stream. Its main business is the sale and installation of vehicle tracking systems and the tracking of stolen vehicles.

Since Tracker's inception approximately 16 500 stolen vehicles equipped with Tracker systems have been retrieved, 3 700 criminals have been arrested and 180 chop shops and vehicle theft syndicates have been exposed.

OVERVIEW OF THE PAST YEAR

During the year under review more than 64 000 new systems were installed and the subscriber base rose to 216 000 vehicles by 30 June 2003. Tracker successfully launched an early-warning device, which enables subscribers to monitor the unauthorised movement of their vehicles.

Tracker's unique and highly successful partnership with the South African Police Service (SAPS) was further strengthened with the SAPS/Tracker contract's renewal for another five-year period.

During the year under review 5 150 Tracker- equipped vehicles were stolen or hijacked, which is an increase of 24% from the previous year. Approximately 87% of passenger cars were recovered during the year. Tracker's total recovery rate since inception, which now stands at 83%, is testimony of the value this VenFin investment holds.

COMMSCO


COMMSCO
33.3% INTEREST



CommsCo International, an international information and communications technology (ICT) service provider founded in 2000, is owned by VenFin and Richemont. The shareholders of the South African subsidiary include Remgro Limited and Medi-Clinic Corporation Limited.

Although the failed internet boom and the year 2000 hype have damaged the ICT industry, VenFin recognises that ICT remains essential for modern business. Measuring and managing ICT costs and benefits have become priority boardroom issues.

CommsCo operates as a service provider and consultant to businesses who want to reduce the costs and improve the benefits of their ICT investments. The company gives its clients a competitive advantage by leveraging shared capacity, eliminating non-value-adding costs, decreasing risk and improving efficiency and security.

CommsCo's services are primarily in the field of business process improvement through managed ICT outsourcing. This includes business process improvement tools and the complete spectrum of converging ICT technologies in business: infrastructure, applications as well as mobile and fixed-line communications.

In collaboration with its global partners CommsCo focuses on the small and medium business sector (SMB).

A key element of CommsCo's business model is based on the philosophy of Dr Anton Rupert: partnerships for the joint creation and sharing of wealth. Global partners include IBM, Siemens and Microsoft, who ensure that the group has a competitive edge in terms of pricing benefits, standardisation of services, economies of scale and world-class execution. Regional partners worldwide, who form part of the company's global partners' distribution channels, provide pre-sales support, delivery and after-sales support services.

As a lean organisation CommsCo and its partners co-operate to eliminate duplication of ICT skills, resources and systems, and to constantly guard against uneconomic capacity utilisation or investment.

THE YEAR UNDER REVIEW

CommsCo grew its client base and annuity revenues in South Africa substantially during the year under review. The highlights include a significant outsourcing contract with TSB in South Africa.

THE FUTURE

Richemont recently took the decision of outsourcing its ICT services to CommsCo, which is expected to add significantly to the company's capabilities and prospects for its shareholders.

CommsCo's growth strategy for the next two to three years is profitable organic growth, based on its specialist industry know-how, and accessing the market reach of its partners. Currently CommsCo's services footprint is being extended throughout South Africa. It also covers selected areas of Europe, the UK, USA, Latin America and the Far East, giving VenFin exposure to these ICT markets.

FRS



42.9% INTEREST



FRS Financial Reporting Solutions (Proprietary) Limited (FRS) provides companies with tools and solutions for restructuring their financial information supply chain so that financial transactions are recorded from inception with an IFRS (formerly International Accounting Standards, or IAS) compliant backbone. This information can later be combined to create any number and type of financial reports required.

The value of this investment lies in the possibility to generate financial reports efficiently and relatively inexpensively. The problem with current accounting systems is that once information has been reported in a certain way, it has to be re-analysed and re-engineered to be reported in a different way – an expensive, time-consuming task.

RETIREMENT FUND INDUSTRY

The year under review and the future

Over the past year FRS established itself as the leading player in the field of retirement fund reporting automation in the South African market. Its Virtual CA product is currently used in the automation of financial statement production by 40% of the privately administered retirement funds in South Africa, and is positioned to assume a similar role in the local insured fund market when amended legislation comes into effect in 2004.

This legislation will require all retirement funds, privately administered and insured, to submit financial statements to the regulator from January 2004. FRS is already negotiating with South Africa's three largest life assurers, who administer a large proportion of the insured funds, to utilise Virtual CA.

FRS can align the chart of accounts of a pension fund administrator's system to enable regulator-compliant recording, regardless of the administrator's current systems or accounting software packages. FRS's proprietary technology does not replace, but rather works with, a company's fund administration software packages such as Compass, Profund and any legacy system capable of digitally exporting a trial balance.

The feasibility of exporting this technology to the UK, where market conditions are similar and the business case is as clear, is being investigated.











CORPORATE REPORTING

The year under review and the future

By 2005 all publicly listed companies in the European Union will have to submit their financial statements in compliance with IFRS. The FRS methodology/solution will enable companies to easily comply with these new reporting requirements. However, the FRS solution goes beyond simple recording compliance and enables the generation of IFRS-compliant financial reports within minutes, rather than weeks.

By increasing the level, structure and definition of the chart of accounts, and by applying accounting science and building in additional flexibility to provide for future technological developments such as XBRL, any company can position itself for the rapid changes induced by globalisation.

To date, FRS has completed work for a number of South African companies in this field, and has established partnerships with an international accounting firm and a systems integration company with a view to providing them with the capability to enhance their offerings to their clients.



THE FRS SOLUTION ENABLES THE GENERATION
OF IFRS-COMPLIANT FINANCIAL REPORTS
WITHIN MINUTES, RATHER THAN WEEKS



FUNDAMO


Funda o

37.5% INTEREST



Fundamo (Proprietary) Limited (Fundamo) is a leading supplier of mobile payment technology worldwide which transforms a cellular phone into an electronic wallet, capable of transferring money between enabled bank accounts. Its technology also enables mobile operators, banks or retailers to provide their clients with secure, robust and convenient transacting capabilities, which includes real-time person-to-person payments.

The take-up of these services has been slow as a result of general market conditions, as well as delayed company spending due to entrenched technologies.

THE YEAR UNDER REVIEW

Fundamo supplies technology to companies operating at the convergence of telecommunications and banking and has been affected by the adverse market conditions. To counter this, the business focused its strategy and restructured its operations to properly position itself for the difficult trading conditions. These efforts have paid off and despite poor market conditions, the business achieved a number of important targets during the past year:

- A further three installations were completed, and Fundamo now has installations in South Africa, Zambia, Botswana and Zimbabwe.
- A global distribution agreement with a major, multinational telecommunications equipment and technology supplier was finalised.
- Strategic and financial targets were achieved.

THE FUTURE

The success of the 2002/2003 financial year positioned Fundamo for the expected growth in the mobile commerce market. With proven technology as its foundation, the planned commercialisation will continue during 2003/2004.

IDION


IDION

6.0% INTEREST



VenFin has a 6.0% interest in Idion Technology Holdings Limited (Idion), a technology investment holding company listed on the JSE Securities Exchange South Africa.

Through its wholly-owned subsidiary, Vision Solutions, Idion provides solutions for assuring the availability of a corporation's mission-critical applications and data. Vision Solutions was established in 1990 and is headquartered in Irvine, California. It has offices in North and South America, Europe, Africa and the Asian-Pacific markets with more than 1 850 clients and 10 000 licences in 70 countries, which gives Vision exposure to a geographically diversified market.

The company is an IBM Premier Business Partner, an IBM High Availability Business Partner, and the leading managed availability vendor for the IBM eServer iSeries (AS/400), a mid-range of servers that run on the IBM proprietary operating system (OS/400).

Vision Solutions' typical client runs multiple servers using different operating systems. The company is also extending its reach by launching Orion, which will offer high availability across multiple operating systems (Linux, Unix and Windows). Vision Solutions provides solutions that ensure consistent, predictable access to data and applications. These include Vision Suite®, Symbiator®, Visualize™ and Orion™.

Through these highly scalable solutions Vision Solutions provides disaster recovery (techniques for the swift resumption of mission-critical functions at the simplest level), high availability (where the servers ensure an uninterrupted service in the event of an unplanned outage), clustering (an interconnected number of computer resources that, acting as a single unified computer resource, work together to

provide seamless operations), continuous availability (where servers ensure an uninterrupted service in the event of both planned and unplanned outages) and data integration for clients.

In addition to its technology Vision Solutions provides professional services, support and education to a global market. It offers a world-class CustomerCare programme and has a worldwide network of partners who support the company's leadership position in their business-critical technology environment. Vision Solutions also maintains strategic alliances with industry-leading application and database companies, including IBM, J.D. Edwards, Misys, IBS, Intentia, Microsoft and Oracle.

VenFin believes it can play an active role in enhancing the value of Vision Solutions by providing finance, strategic input and introduction to sister companies and associates within the broader group.

Vision Suite has a significant market share in iSeries. Through this Vision Suite market position Vision will attempt to leverage the yet to be released Orion product into its incumbent client base. Research highlights that enterprises today have multiple operating systems that would benefit from the Orion product.



OVERVIEW OF THE PAST YEAR

Vision Solutions grew its revenues, expanded market share and achieved profitability while investing in its solutions offerings, multiplatform initiatives, channel and its people. The past year's results, together with a focus on cost containment, ensures that the business is sized appropriately for the current economic environment, and for establishing capacity and the foundation to scale the business as opportunities are created and realised.



THE FUTURE

Idion management's focus remains on improving core products while expanding Idion's market share by delivering its next generation solution, Orion. The company will enhance alternative routes to market and drive improved processes, with its focus on managing the highest levels of client satisfaction while sustaining profitability to ensure continued growth.







MEDIA INTERESTS


SA's Fastest
Growing Channel

e-tv

e-tv became the dominant television broadcaster in South Africa in terms of growth in audience and market share.



SAIL

The new focus of the business is on adding value, leveraging and enhancing every element of sport.

e-tv

During the year under review the Independent Communication Authority of South Africa (ICASA) approved changes to Midi TV (Proprietary) Limited's (e-tv) licence conditions. Consequently VenFin's loan to e-tv was converted to an effective 33.0% shareholding.



33.0% INTEREST


SA's Fastest
Growing Channel

THE YEAR UNDER REVIEW

Despite tough trading conditions during the year e-tv outperformed its competitors and became the dominant television broadcaster in South Africa in terms of growth in audience and market share. The successful broadcast of the Soccer World Cup in July 2002 enabled e-tv to grow its 24-hour audience from 19.5% in April 2002 to 24.2% in March 2003. Its prime time audience grew from 16.0% in April 2002 to 21% in March 2003. Gross revenue increased from R326.6 million to R467.6 million, while a gross loss of R136.4 million was turned into a gross profit of R72 million. The performance of the channel is best reflected in the reduction of the net loss of R320.3 million in 2002 to R117.8 million in 2003.

THE FUTURE

Since its year-end, e-tv continued to improve its performance. The channel is performing to expectation and further funding will not be required from VenFin or other shareholders. In April 2003 e-tv increased its 24-hour audience share to 26% from 24.2% in March.

e-tv intends to strengthen its programme schedule and is confident that it will continue to outperform its competitors by increasing its audience share. The 6.9 million weekday viewers, 7.5 million Saturday viewers and 6.37 million Sunday viewers – combined with the quality of audience in LSM 9-10, where e-tv has more viewers in absolute terms than M-Net – should steadily translate in bigger financial market share. Local programming will benefit from new series, and e-tv's news capacity will be expanded to ensure dominance of the key audience drivers.

SAIL

In February 2003, SAIL Group Limited (SAIL) announced that it would be restructuring and refocusing its business from a passive investment model to an active, operational model. This decision was based on changes in the global sporting industry's financial and business models. The new focus of the business is on adding value, leveraging and enhancing every element of sport.


SAIL
working with sport!

19.5% INTEREST



Prior to this, SAIL was operating via four independent business units. These were replaced by Sports Rights Client Services, Investment Management Sports Rights, Corporate Client Services and Shared Services. The new structure will allow the business to increase revenue with existing capacity.

BUSINESS UNITS AND THE YEAR UNDER REVIEW

As part of the restructuring, SAIL appointed Selwyn Nathan group chief executive and Brand de Villiers managing director. Nathan and De Villiers founded the Vodacom Sport and Entertainment business, which was acquired by SAIL in 2001. They are a strong team with a proven track record.

The Sports Rights Client Services group provides commercialisation and rights management services to sporting federations. SAIL is contracted to professionalise and modernise sporting federations such as Boxing SA, Swimming SA and the Premier Soccer League.

The Corporate Client Services group focuses on corporates and their brands. This former cornerstone of the Vodacom Sports and Entertainment business is where SAIL shaped its intellectual property in creating and managing sponsorships and events on behalf of corporates to activate their brand value.

SAIL prides itself on proactively developing original sponsorship and event concepts, and managing them from strategy to execution. Current blue-chip clients include Vodacom, Telkom, Peoples Bank and Discovery.

The Investment Management Sports Rights group houses SAIL's existing sports brands investments, which include the Blue Bulls, Western Province and another six professional rugby companies.

The Shared Services group, which was established within the company, packages and activates inventories, and actively manages the "expectancy gap" between rights holders and sponsors. Its services include brand strategy, rights structuring, public relations, communication, travel, facilities management, human resources management, sales and marketing.





THE FUTURE

In 2003 SAIL's focus is on generating profits from the existing business and adding to its client base. The new focus opened up wide-ranging opportunities that it will vigorously pursue, either by itself or, where appropriate, with joint venture partners. A significant portion (64%) of SAIL's revenue is contractual and guaranteed for two to five years.

SAIL believes that it is imperative to transform itself into a more fully representative organisation at both employee and shareholder level. Currently Aka Capital, headed by Reuel Khoza, owns 18.26% of the company. SAIL believes it is necessary to increase the total black economic empowerment shareholding and will endeavour to do so in the current year. On an employee level, mentor and fast-track programmes have been established.



With its unique position in the sporting industry SAIL can provide total solutions that add value at multiple points. The restructuring has resulted in a new energy and vibrancy that has infused the business. Management believes this will convert to greater client satisfaction, professional fulfilment for SAIL staff and better returns to SAIL shareholders.







WITH ITS UNIQUE POSITION IN THE SPORTING INDUSTRY SAIL CAN PROVIDE TOTAL SOLUTIONS THAT ADD VALUE AT MULTIPLE POINTS

RGH Holdings



GenuOne

GenuOne creates brand protection solutions that provide its clients with world-class value chain security systems.



iTouch

iTouch is a London-listed media company that provides information, entertainment and messaging services to mobile users.



Veritas

Veritas is Israel's oldest venture capital firm and primarily invests in seed-stage technology companies.

R&V Holdings



Alexander Forbes

Alexander Forbes is a leading provider of financial and risk services worldwide, with niche dominance in selected business areas.



Dimension Data

Didata is a leading global technology company that provides solutions and services that optimise and manage clients' IT infrastructure and has solid experience in networking, application integration and managed services.



Intervid International

Intervid International operates as a provider of integrated solutions in the electronic security and business process monitoring industry.

RGH Holdings

RGH Holdings Société Anonyme is a wholly-owned subsidiary of VenFin. The company is incorporated in Luxembourg and is used as a vehicle for offshore investments.

GenuOne


GENUONE
Securing the Value Chain

36.9% INTEREST



GenuOne Incorporated (GenuOne) is a leading provider of software, security technologies and solutions that enable companies to protect their products and value chain from counterfeiting, grey market diversion, warranty fraud and intellectual property theft in the physical world and on the internet. With GenuOne's comprehensive portfolio of solutions clients can minimise price, channel and brand erosion, customer dissatisfaction and loss of shareholder value.

With its headquarters in Boston, Massachusetts, and its primary development laboratory in Princeton, New Jersey, GenuOne serves a number of Fortune 500 companies.

VALUE CHAIN SECURITY SYSTEMS

For the physical world GenuOne offers two products: TraceGuard and SourceGuard. TraceGuard is an anti-diversion system that includes serialisation technologies, ASP enterprise software and professional services. SourceGuard is an anti-counterfeiting system that includes marking technologies, ASP supply chain software and professional services. GenuOne's advanced product marking solutions include molecularly and optically modified inks, infrared and ultraviolet photoluminescent dyes, spot metallisation, RFID tags and authenticable holograms.

GenuOne couples these technologies with handheld readers to create flexible, modular brand protection systems which allow companies to selectively embed effective solutions in their existing facilities and to seamlessly integrate their manufacturing processes and information systems. Together the systems allow clients to mark products with authenticable, traceable technology, carefully monitored with covert, field-verifiable characteristics.

On the internet GenuOne utilises its GenuNet software, which includes proprietary technology for automated price extraction to control clients' online business risks. The GenuNet system offers three product suites.

The Channel and Product Edition authenticates and validates online trading partners and price models. The eBay Monitoring Edition enables clients to easily identify infringing listings in real-time, track suspicious sellers and automate the take-down process to protect their products and brands. This product is offered through a unique agreement with eBay. The Brand Protection Edition covers unauthorised product sales and counterfeiting over the internet, as well as dissemination of company disinformation and incidents of intellectual property infringement.

In the coming year GenuOne management expects more than 50% growth in turnover.

GenuOne generates its revenue from four principal areas: annual TraceGuard and SourceGuard software licence fees; charges for markings on a per product unit basis; annual subscription fees from sales of internet-based GenuNet monitoring software and professional service fees.

The combination of GenuOne's product marking systems with online monitoring and authentication technology enables GenuOne to create brand protection solutions that provide its clients with world-class value chain security systems.

OVERVIEW OF THE PAST YEAR

The marketplace proved to be challenging with clients being very cost sensitive and looking for reasons to push things out for another "quarter or two". While the brand security marketplace is still emerging, GenuOne managed to increase its number of customer accounts from 17 in 2002 to 25 in 2003. New versions of SourceGuard, TraceGuard and GenuNet were released and the company established a strategic alliance with a major New York-listed player in the labels and signs industry.

THE FUTURE

In the coming year management expects to close on a number of key accounts that are currently at proof of concept stage, which should result in more than a 50% growth in turnover.

iTouch


iTouch
1.9% INTEREST



iTouch plc (iTouch) is a London-listed media company that provides information, entertainment and messaging services to mobile users. iTouch provides its mobile value-added services to end mobile users in conjunction with channel partners that include media companies, mobile network operators, online portals, retailers and handset manufacturers. The group also markets its entertainment and information services directly through its own brands.

iTouch is positioning itself as a consolidator in the fragmented European mobile data market.

THE YEAR UNDER REVIEW

The past financial year was very eventful – content deals were signed with Universal Pictures and Zomba Records, among others, while distribution deals were secured with MSN, Nokia, Sony Ericsson and the UK's leading specialist retailer, Carphone Warehouse.

iTouch was an active consolidator in the fragmented UK market and acquired Telescope Limited and m4 Group Limited. The group also expanded to Europe with its acquisition of Movilisto, Spain's leading premium SMS provider of mobile value-added services.

Revenue for the year ended 31 December 2002 was up by 124% to GBP33.6 million and EBITDA losses were improved by 13% to GBP8.8 million. The group ended the year with GBP24.5 million net cash in hand. Following the acquisition of Movilisto, the combined iTouch Group will move into positive EBITDA territory in the second half of 2003.

THE FUTURE

iTouch is scaling the Movilisto premium SMS business model into the UK and Ireland, which will be followed by South Africa and Australia as premium SMS is made available by network operators. The group's future looks promising. Content owners are realising the mobile industry's value in promoting their brands among the youth. They will continue to seek key partners like iTouch to support their mobile distribution.

iTouch is positioning itself a consolidator in the fragmented European mob data market.

Veritas venture Partners (Fund II)


Veritas
Venture Partners
USD0.3 MILLION



VVP Fund II L.P. is a venture capital fund managed by Veritas Venture Partners (Cayman) L.P. (Veritas), Israel's oldest venture capital firm. VenFin is a limited partner of the fund, with a maximum exposure of USD1.5 million, representing an interest of 4%. Veritas has drawn USD300 000 of this commitment.

The investment broadens VenFin's international deal flow. It has given us exposure to Israel and, to a lesser extent, the south-east USA region, where the fund is primarily invested in seed-stage technology companies. VVP II focuses on enterprise software, network communications and medical devices.

THE YEAR UNDER REVIEW

VVP Fund II L.P. raised total commitments of USD41 million by September 2002, and made four investments by the year-end, three of which are briefly outlined below.

UltraSpect is developing a product line which would improve the resolution and reduce the acquisition time of nuclear medical imaging, primarily for cardiology and oncology.

Bamboo provides rich media broadcasting solutions to the wireless market. Its tools offer efficient bandwidth utilisation, real-time delivery and enhanced user experience over the existing infrastructure of wireless carriers.

Guardium Inc. develops security solutions for databases that enable corporations to safely extend their database applications to off-site workers as well as to clients and partners via the Internet.

THE FUTURE

Veritas is experiencing good deal flow at reasonable valuations, thanks to the reduced early-stage investment activity in Israel, although co-investors are in fairly short supply. Veritas is engaged in advanced due diligence studies on several new investment opportunities in Israel and the south-east USA region.

R&V HOLDINGS LIMITED

R&V Holdings Limited is an associated company in which VenFin holds one-third and Compagnie Financière Richemont SA holds two-thirds.

ALEXANDER FORBES

Alexander Forbes

CONVERTIBLE BOND

£100 MILLION



Alexander Forbes is a leading provider of financial and risk services worldwide. The group strives to be an independent, fast growing provider of these services, with niche dominance in selected business areas. Alexander Forbes is listed on the JSE Securities Exchange South Africa (JSE) and its primary operations are based in South Africa and the UK. The group's clients include small, medium and large organisations, specialist groups and individuals.

The group's main activities include risk and financial services, as well as multimanager investments through Investment Solutions. Its risk services include risk and insurance programme management and consulting; insurance and reinsurance broking; alternative risk finance consulting and facilities; claims management; and insurance products and services for the individual.

The financial services include retirement fund administration and consulting; actuarial services; health care consulting; asset consulting; personal financial planning; and direct marketing of financial products.

THE YEAR UNDER REVIEW

Alexander Forbes has produced strong trading results under difficult market conditions. Its trading profit increased by 19% and exceeded R1 billion for the first time. This resulted in attributable core earnings increasing by 14% to R602 million or 174 cents per share. The proposed distribution of 67 cents per share is equivalent to a dividend yield of 6% based on the company's closing share price on 29 May 2003.

The African operations (primarily based in South Africa) increased trading profit by 17% to R540 million. Growth was almost entirely organic. The risk services business built on its strong performance of the previous year, recording trading profit growth of 25%. The restructured personal services division made a significant contribution to this profit growth. The financial services business recorded trading profit growth of 15% in difficult market conditions. A number of new businesses were acquired in the second half of the financial year. Investment Solutions produced good results and increased its headline earnings by 20%. Trading profit increased by 12% and was affected by depressed local and international equity markets and the strong rand. Strong new business gains were again achieved.

The international operations (predominantly UK based) increased trading profit by 22% to R514 million. The organic growth, excluding the acquisition of 60% of Lane Clark & Peacock (LCP), in trading profit was 10%.

The risk services business increased trading profit by 25%, benefiting from the tough insurance market conditions and a turnaround in the loss-making operations in Argentina. The professional indemnity division recorded strong new business flows.

As far as the financial services are concerned, LCP performed well and in line with expectations, contributing R51 million to trading profit in the ten months since completion of its acquisition in June 2002. The independent financial advisory (IFA) business experienced tough market conditions, and trading profit decreased by 56%. Major restructuring was undertaken in its software sales and bureau divisions. The IFA business was ranked the number one pensions IFA in the UK. Investment Solutions achieved break-even point within two months of acquiring the Schroder Pensions businesses in February 2003. The direct marketing business substantially reduced its marketing spend in the second half of the financial year following the cancellation of an agency agreement for the media insurance services (MIS) business. This benefited trading profit in the short term, which increased by 13% but will impact on renewal income in future years. The group continues to explore opportunities for MIS with alternate providers, while growing the accidental death benefit business.



Alexander Forbes's acquisition of 100% of Schroder Pensions Limited and Schroder Pensions Services Limited in February 2003 gives them exposure to the specialist investment product market in the UK. Multi-manager investment product solutions for defined benefit and defined contribution pension plans will be developed by combining Investment Solutions' experience in the SA market with LCP's actuarial skills and research. The acquisitions enable the group to provide pension administration services across the full range of defined benefit and defined contribution pension schemes in the UK.



EMPOWERMENT TRANSACTION

The group sold 30% of Alexander Forbes South Africa (AFSA) to an empowerment consortium headed by Millennium Consolidated Investments (MCI). Broad-based empowerment participation is also achieved through the Alexander Forbes Community Trust, which has an effective 5% shareholding in AFSA. The Trust will benefit education as well as those affected by HIV/Aids, the aged, the disabled and women.



The group's commitment to transformation is reflected in the restructuring of the South African board, which is now chaired by Cyril Ramaphosa and includes Kodwo (Kojo) Mills and Ndoda Madalane as MCI's non-executive representatives, and Geoffrey Nzau and Mpho Nkeli as new executive directors. This transaction has already unlocked significant strategic benefits for the group in South Africa and will assist in transforming all its local operations.



In December 2002 the group completed the buy-out of the minority shareholders of Investment Solutions, resulting in Investment Solutions' delisting from the JSE.

THE FUTURE

Alexander Forbes has committed itself to delivering meaningful growth in earnings. In Africa the recent empowerment transaction enhanced the potential business opportunities in risk, financial and multi-manager services. Alexander Forbes remains well positioned in key areas of this market.

Internationally the focus will be on organic growth from the various business units, and the group will continue to consider selected acquisition opportunities. The launch of Investment Solutions in the UK represents a significant long-term opportunity.

The consolidated rand results will be affected by currency volatility, particularly the rand sterling exchange rate in the case of international earnings. In the case of Investment Solutions, poor equity market conditions will have an impact on results. The risk businesses should continue to benefit from the tough insurance market.

The recent empowerment transaction with Millenniu Consolidated Investments enhanced the group's potential business opportunities.

DIMENSION DATA


DIMENSION
DATA
CONVERTIBLE BOND $100 MILLION



On 31 December 2002 VenFin subscribed for a USD100 million seven-year convertible bond issued by Dimension Data Holdings plc (Didata), a leading global technology company.

Didata, with its primary listing on the London Stock Exchange and a secondary listing on the JSE, operates in 30 countries on five continents with over 9 000 employees. An integrated business offering unites these territories, allowing for the cross-pollination of world-class skills and the leveraging of cost bases across different territories.

Didata provides solutions and services that optimise and manage clients' IT infrastructure and has solid experience in networking, application integration and managed services. It offers solutions based on a new architecture, the Application Network, which is the result of the convergence of two previously separate areas of IT: application integration and network infrastructure. The Application Network allows Didata to take a holistic view of a client's converging hardware and software infrastructure and to connect devices, information, applications, business processes, people and organisations. The result is a seamless and flexible operation where systems duplication is eliminated, as well as an immediate and significant return on the client's investment.

R&V, an associated company of VenFin, subscribed for the USD100 million seven-year convertible bond issued by Didata via our associate, R&V Technology Holdings, on the following financial terms:

Principal amount	USD100 million
Term to maturity	Seven years
Coupon rate	5.375% per annum, payable annually in arrears
Conversion price	34.075 pence
Fixed exchange rate	GBP1 = USD1.56
Final redemption price	103.125% of the principal amount
Issue price	100% of the normal principal amount
Yield to maturity	5.75%
Issuer's call option (Didata)	Three-year no call and thereafter, at the accretion value of the convertible bond subject to the share price, translated into US dollars at the ruling exchange rate exceeding 150% of the conversion price translated into US dollars at the fixed exchange rate, for each of not less than 20 trading days within a period of 30 consecutive days.
VenFin's put option	At any time into shares and after five years at the accretion value of the convertible bond.
Status	The convertible bond constitutes senior and unsecured obligations of the issuer.
Guarantee	The convertible bond is unconditionally and irrevocably guaranteed by Didata.

Didata is well placed to continue the momentum of change to effect tangible and sustainable results.

It was agreed that the basis for the convertible bond terms would be the closing share price on 1 November 2002, which was 23.5 pence (reference price). The terms agreed represent a conversion premium of 45% on the reference price.

With this bond, Didata replaced its USD100 million convertible three-year bond, which matured on 31 December 2002. Notwithstanding a conservative outlook on markets for the foreseeable future the investment fulfils the mandate of being a long-term investor. Hence a seven-year bond was agreed upon.

For Didata the seven-year convertible bond's coupon rate was 2.375% less than the three-year bond it replaced. For VenFin, the coupon is currently 3.875% above the interest rate that US dollar funds on deposit are attracting. The convertible bond affords us the flexibility of receiving an attractive coupon paying 103.125% on redemption, with the option to convert into 12.3% of Didata. R&V and associated companies have undertaken that it will not acquire shares which – when taken together with shares to



which it will be entitled on full conversion of the convertible bonds – would exceed the equivalent of 25% of the issued share capital of Didata.



THE PERIOD UNDER REVIEW

Operating conditions remained challenging for the entire group during the period under review. The market was characterised by constrained budgets and a continued preference for enhancing, rather than replacing, IT systems.

To address these tough conditions the group continued to focus on migrating its business mix towards the provision of services and solutions, and on enhancing the contribution from recurring revenues. Good progress was made in the provision of services which now generates 43% of Didata's total revenue and 70% of the gross margin.



Focused investment in Didata's solutions areas – security, internet protocol convergence (IPC), customer interactive solutions (CIS) and service provider solutions (SPS) – started to show results across the group.

- Security solutions grew strongly, reflecting good demand for secure, trusted and controlled IT environments.
- IPC continued to grow due to ongoing client demand for infrastructure efficiencies and business opportunities generated by the consolidation of multimedia IP networks.
- CIS revenues were robust as clients seek to retain and increase the value of their client base through multiple communication channels.
- SPS remains a strong contributor to group turnover with a solid position in the telecommunications and service provider environment.



Didata secured several high-level contracts over the period, such as SABMiller, Standard Bank, Sappi, State Bank of India, Federal Bank of India, North West and New England Broadband Telecommunications and Manchester United. Although the recent gains point to the continued success of its global offering, the group's renewed focus on tangible change and its transformation into a fully-fledged application network services and solutions group will not benefit shareholders immediately.



THE FUTURE

Didata made a commitment to work harder and smarter in order to return loss-making operations to profitability, increase client penetration, grow sales and margins and enhance the value of proprietary technology and brands.

Markets look set to remain tough and, where necessary, Didata will continue to align its cost base to match economic conditions. Despite these external pressures, the group is well placed to continue the momentum of change to effect tangible and sustainable results. Its cash position of USD292 million at March 2003 remains favourable and provides the group with the opportunity to introduce new solutions offerings to the marketplace.



CHF84.7 MILLION



INTERVID INTERNATIONAL

Intervid International operates in the UK, USA, Africa, Australia and the Middle East as a provider of integrated solutions in the electronic security and business process monitoring industry. Intervid addresses customer needs in this specialist industry which typically comprise video surveillance, monitoring and access control and electronic article surveillance.

Intervid offers a full spread of services to its customers, thereby enabling them to outsource their non-core electronic security and business process monitoring functions. Its services range from routine and break-fix maintenance to comprehensive managed services, including remote monitoring. The company's solutions and services give clients peace of mind and a demonstrable return on their investment.

An increasingly popular option among Intervid's clients is to outsource all electronic security and business process monitoring functions, including hardware rental, thereby gaining access to Intervid's proprietary software upgrades.

THE YEAR UNDER REVIEW

As a result of the company's disappointing performance during the year under review, the Intervid board requested independent consultants, Strategy Partners and VenFin to assist with a business evaluation and management support to ensure business continuity.

THE FUTURE

Despite the poor performance VenFin believes that Intervid is positioned in a growth market. Dedicated hard work will however be necessary to get Intervid back to profitability in the medium to longer term.

CORPORATE GOVERNANCE AND CORPORATE CITIZENSHIP







ONE OF THE FOUNDATION STONES OF VENFIN'S BUSINESS MODEL IS THE BELIEF THAT A COMPANY HAS THREE LEVELS OF RESPONSIBILITY: SHAREHOLDERS, STAFF AND THE COMMUNITY





An examination of the King Reports on Code of Practices and Conduct engenders almost a sense of déjà vu – something new, yet all too familiar.

Since its inception in the 1940s the Rembrandt group was principle-driven and guided by the philosophy of its founder, Dr Anton Rupert. The group was led by example and no codes of conduct were necessary.

VenFin inherited, with pride, this sound corporate governance system – a model for doing business ethically – which does not need to be enforced but stems from internal conviction.

One of the foundation stones of our business model is the belief that a company has three levels of responsibility: shareholders, staff and the community. The group's shareholders have been served by sound business practices and a continued quest for excellence which have ensured that profitable investments have been made.

Another foundation stone on which the group has been built, is partnership. This unique policy of co-determination, co-responsibility and mutual trust served as a launching platform for the Rembrandt group's expansions overseas. Dr Rupert gave philosophical content to this policy, as it was practised internationally since the early 1950s, through the formulation of the following seven principles:

- *He who covets all will lose all.* Only through sharing mankind will preserve itself from harm.
- *Help others to help themselves.* You should not try to do more for people than they can do for themselves, otherwise lasting dependence is created.
- *Nobody can trade with paupers.* You cannot sell to people who have no money.
- *Neither wealth nor goodwill can be created by a give-away policy.* The surest way of losing a friend is to do him too big a favour without giving him the opportunity of doing something in return.
- *Progress is contagious, and if prosperity is shared it leads to greater prosperity.*
- *Always place yourself in the other man's shoes; also consider his point of view.*
- *Confidence begets confidence.* It is certainly a risk to trust, but mistrust is an even greater risk that can lead to disaster.

A set of values for doing business successfully represents a third foundation stone of the group. These values, shared by Dr Rupert with an audience in 1956, are:

- *Honesty* – because it lasts the longest.
- *Correctness* – because it creates trust with friends and foes.
- *Service* – in every respect: to your client, your neighbour and your country.
- *Mutual support* – so that you can push others up the ladder, while climbing yourself, because if you pull others down, you will also fall.
- *Faith* – that all will work out well if everyone does his/her duty.

These wisdom and timeless values served the group well for over half a century and today still form the basis of VenFin's value system.

Therefore, it comes naturally to VenFin to endorse, and to comply with the principles of the King Reports as it is a mere extension of the way in which business has been conducted in the group for more than 50 years.

In accordance with the recommendations of King II, the Board adopted a formal charter, as set out below.

CORPORATE STRUCTURE

The Company is an investment holding company.

Investments of the Company comprise both listed and unlisted companies which are not controlled by VenFin but are, due to significant influence and board representation, mostly associated companies.

The Company's activities are concentrated mainly on the management of investments and the provision of support, rather than being involved in the day-to-day management of business units of investees. The Company is a long-term investor, forging strategic alliances on a partnership basis while endeavouring to add value.

All the Company's associates endorse the Code of Corporate Practices and Conduct. The Company continues to encourage, where possible, full compliance within the investee portfolio and where not, disclosure.

BOARD CHARTER

A charter, read and endorsed by all existing directors of VenFin, has been implemented to:

- identify, define and record the responsibilities, functions and composition of the Board; and to
- serve as a reference to new directors.

COMPOSITION OF THE BOARD

All directors of VenFin have access to the advice of the Company Secretary and any relevant outside persons when required.

VenFin has a fully functional Board, comprising executive and non-executive directors, which leads and controls the group. Currently there are two executive and nine non-executive directors of whom six are independent. In this charter, executive directors are collectively referred to as senior management.

The VenFin Board will not comprise fewer than four or more than eighteen directors or any other number as may be determined from time to time. Efforts are being made to ensure that the Board's composition reflects the demographics of South Africa adequately. In addition, it is a function of the Board to ensure that the collective skills and experience of members are suitable to carry out its responsibilities. Circumspection is excercised by the Board in the selection of directors, as well as their orientation.

The roles of the Chairman and the Chief Executive Officer are separated. The Chairman is a non-executive director but is not independent. The arrangement whereby it is the responsibility of the Board to focus on "performance" in directing the commercial and economic fortunes of the Company, is deemed not only appropriate but also essential.

Board members are listed on pages 8 and 9.

ROLE AND RESPONSIBILITIES

The Board provides strategic direction by proposing, discussing and questioning, whilst evaluating and approving plans and strategies. In directing the group, the Board exercises leadership, integrity and judgement based on fairness, accountability, responsibility and transparency in order to achieve continuing prosperity for the group.

After approving operational and investment plans and strategies, the Board empowers executive management to implement these and to provide timely, accurate and relevant feedback on progress made.

However, the Board remains accountable for the overall success of the approved strategies, based on values, objectives and stakeholder requirements, and for the process and policy which ensures the integrity of risk management and internal controls. The Board is the focal point of the group's corporate governance and is also responsible for ensuring that it complies with all relevant laws, regulations and codes of best business practices.

The Board monitors the operational and investment performance of the group, including relevant financial and non-financial aspects. It also ensures that procedures and practices are in place to protect the Company's assets and reputation.

VenFin's Board established the following subcommittees to assist it in discharging its duties and responsibilities:

- **The Remuneration Committee**, consisting of three non-executive directors, advises the Board on remuneration of all directors and members of senior management. Additionally, it participates annually in evaluating the performance of directors, the effectiveness of the Board as well as that of the Audit and Risk Committee. The Chairman of the Board is chairman of this committee. The Chief Executive Officer attends meetings only by invitation.

  The committee has a formal mandate and its effectiveness is judged by the Board accordingly.

  Directors do not have long-term contracts or exceptional benefits associated with the termination of services.

- **The Audit and Risk Committee**, consisting of two non-executive directors and one executive director, reviews the adequacy and effectiveness of the following: the financial reporting process, the system of internal control, the management of financial, investment, technological and operating risks, risk funding, the internal and external audit processes, the Company's process for monitoring compliance with laws and regulations, its own code of business conduct, as well as procedures implemented to safeguard the Company's assets. The chairman of the committee is an independent non-executive director.

  The committee has a formal mandate and its effectiveness is judged by the Board accordingly.

- **The Executive Committee**, consisting of two executive directors, meets regularly between Board meetings to deal with issues delegated by the main Board. Senior management is present at these meetings.

- **The Nomination Committee**, consisting of three non-executive directors, is responsible for succession planning and for the nomination of directors.

The appointment and orientation of new directors are also the responsibility of the Board. Non-executive directors are selected for their broader knowledge and experience and are expected to contribute effectively to decision-making and the formulation of policy.

On the other hand, executive directors contribute their detailed insight into day-to-day operations which enables the Board to identify goals, provide direction and determine the feasibility of proposed strategies. These directors are generally responsible for operational decisions and their implementation.

The Board annually reviews and assesses the mix of skills and experience offered by its members as well as its composition in view of the country's demographics to ensure that it is adequately equipped to achieve the Company's objectives and to create value for shareholders over the long term.

MEETINGS AND QUORUM

The articles of association require three directors to form a quorum for Board meetings. A majority of members, preferably with significant representation of the non-executive directors, is required to attend all committee meetings.

The VenFin Board meets at least five times a year. The Audit and Risk Committee meets at least four times a year, and the Remuneration Committee and the Nomination Committee meet at least once a year.

ATTENDANCE AT MEETINGS

	Board	Audit and Risk Committee	Remuneration Committee
Meetings held	6	3	2
Directors			
J P Rupert	5		2
J Malherbe	6		
P E Beyers	6		
J W Dreyer	6	3	
J J Durand	6	3	
G T Ferreira	4		1
J E Newbury	4	3	2

MATERIALITY AND APPROVAL FRAMEWORK

Issues of material or strategic nature, which might impact on the reputation of the Company, are referred to the Board. All other issues, as mandated by the Board, are dealt with at senior management level.

The minutes of all the Committee meetings are circulated to the members of the Board. Issues that require the Board's attention or a Board resolution are highlighted and included as agenda items for the next Board meeting.

REMUNERATION PRINCIPLES

The Company's policy regarding the remuneration of all directors and senior management aims at:

- retaining the services of existing directors and senior management;
- attracting potential directors and senior management;
- providing directors and senior management with remuneration that is fair and just;
- ensuring that no discrimination occurs; and
- recognising and encouraging exceptional and value-added performance.

In line with these objectives, the Remuneration Committee annually reviews and evaluates the performance of each director and member of senior management, and determines the annual salary adjustments for each. For this purpose it refers to salary surveys compiled by independent organisations.

DUTIES OF THE DIRECTORS

According to the Companies Act, which does not differentiate between executive and non-executive directors, the Company directors:

- prepare annual financial statements that represent fairly the Company's state of affairs and its profit or loss position for the period under review;
- select suitable accounting policies and apply them consistently;
- state whether applicable accounting standards have been followed; and
- endeavour to make judgements and estimates that are reasonable and prudent.

They also have a duty to:

- keep proper accounting records;
- take steps to safeguard the assets of the Company;
- prevent and detect fraud and other irregularities;
- implement a system of internal control and review its effectiveness;
- disclose conflicts of interest; and
- disclose information truthfully.

The Board formulates the Company's communication policy and ensures that spokespersons adhere to it. This responsibility includes clear, balanced and truthful communication to shareholders and relevant stakeholders.

CONFLICTS

Mechanisms have been put in place to recognise, respond to and manage any potential conflicts of interest. Directors are required to sign, at least once a year, a declaration stating that they are not aware of any conflicts of interest that may exist due to their interest in or association with any other company.

In addition, directors are expected to disclose their interest in contracts that are significant to the Company's business. Any potential conflict of interest should be disclosed as soon as it arises.

All information acquired by directors in the performance of their duties which is not disclosed publicly, *must be treated as confidential. Directors may not use, or appear to use, such information for personal* advantage or for the advantage of third parties.

Directors of the Company are required to comply with the VenFin Code of Conduct and the prescriptions of the JSE regarding inside information, transactions and disclosure of transactions.

COMPANY SECRETARY AND PROFESSIONAL ADVICE

Directors are entitled to seek, at the Company's expense, independent professional advice concerning the affairs of the group. They have unlimited access to the services of the Company Secretary, who is responsible to the Board to ensure that proper corporate governance principles are adhered to. Board orientation or training is done when appropriate.

GOING CONCERN

At least once a year the Board considers the going concern status of the group with reference to the following:

- net available funds and the liquidity thereof;
- the group's Residual Risk Profile;
- world economic events;
- the following year's strategic/business plan and budgets; and
- the group's current financial position.

RISK MANAGEMENT AND INTERNAL CONTROL

The risk appetite of the VenFin Board is consistently reviewed in terms of its resources, commitments and long-term strategic drivers.

Risk management is a process whereby specific risks are terminated, transferred or tolerated by means of the planning, implementing and controlling of activities and resources to minimise the impact of all risks to acceptable levels. Internal control is a process to manage certain risks and to achieve efficiency and effectiveness of operations, sound financial controls and compliance with applicable laws and regulations. It provides reasonable, but not absolute, assurance against material misstatement and loss.

In addressing its risk management and internal control responsibilities the Board has formalised the practices adopted by VenFin in an Enterprise-wide Risk Management Methodology, which incorporates recognised control frameworks and the recommendations contained in King II. The Board has satisfied itself as to the effectiveness and efficiency of this process.

The Enterprise-wide Risk Management Methodology consists of the following six stages:


GROUP RISK ASSESSMENT
RISK FINANCING
ENTITY RISK ASSESSMENT
CORPORATE GOVERNANCE
RISK MANAGEMENT
COMBINED ASSURANCE

1. Corporate governance

An important part of VenFin's corporate governance strategy aims to exploit judiciously the opportunities presented to the Company in accordance with its risk appetite, whilst striving to increase the entity's capacity to retain risk whilst minimising its cost of risk. Key to this is the communication, recommendation, support and implementation of appropriate strategies, policies, procedures and corporate values within the Company. In defining the strategic plan for sustainable wealth creation, cognisance is taken of VenFin's risk appetite, which is influenced by economic cycles, global events, available assets, risk financing strategies, etc.

2. Company risk analysis

The purpose of the Company risk analysis is, as far as possible, and with the assistance of the various investment companies, to determine and interpret the structures, interrelations and objectives of the various key activities of the entities within the Company. It is formally conducted annually and is subject to continuous review. This analysis recognises objectives per key activity, identified risk, potential impact of such risks, and probability of occurrence of the identified risks and the controls and procedures in place to timeously identify and respond to new emerging risks.

Key elements of the risk analysis comprise amongst others:

a) Investment risk

This refers to the Return on Investment Risk (ROIR) inherent to the various investments that the Company participates in, in relation to opportunity risk and the risks associated with the investments we carry.

This would include the following risks:

- Strategic
- Human capital
- Operational
- Financial and resources
- Compliance
- Environmental
- Technological
- Country, geographical and political
- Products, customers and markets
- Opportunity risks

Risks inherent to investments are addressed and monitored via the various committees and structures implemented in these organisations.

Other key activities categorised under this heading would be liquidity and credit risk as well as risk associated with restructuring, acquisitions and disinvestments.

b) Compliance risk

VenFin's potential exposure to compliance risk, with regard to relevant legislation, business plans and industry practices, is managed via the service company's Tax Committee as well as the Group Risk Management Forum. Using Risk Minimiser® the Company is not just ensuring the extent of compliance but also striving to make this initiative available to group companies wishing to participate in this initiative.

c) Treasury risk

Based on sheer trading value and inherent risk profile attributed to the nature of its activities, the Treasury Department, which is administered by M&I Management Services (Proprietary) Limited (M&I), has been awarded its own risk category.

Risks identified in this category comprise:

- Performance risk
- Credit and counterparty risk
- Compliance risk
- Instrument risk
- Information technology risk
- Succession risk
- Currency risk
- Safeguarding of assets
- Commercial risk

d) Safeguarding of assets
This category of risk incorporates risks related to people, assets, information, and intellectual capital.

M&I Risk Management Services also renders a centralised forensics service to group companies, comprising fraud lines, guarding agreements, forensic investigations, and fraud prevention strategies.

e) People risk
This risk includes succession risk, retention risk, key man risk, HIV/Aids, compliance risk and training.

VenFin entered into a management agreement with M&I for the delivery of human resource services.

f) Information technology risk
VenFin outsourced its information technology services to CommsCo (Proprietary) Limited.

g) Pure risk
Pure risk exposures such as fire, theft, natural disasters, sabotage and breach of access control are addressed by the service company's administrative procedures and reviewed by Risk Management and the Company's insurance brokers.

h) Finance and administrative risks
These risks include services administered by M&I Management Services, including:

- Secretarial services
- Financial administration
- Travel services

These activities are governed by the service company's administrative and financial controls and are subject to review by internal and external audit as prescribed by the VenFin Audit and Risk Committee.

i) Business continuity and disaster recovery
Are addressed under all risk categories identified by key activity.

3. Activity risk assessment
The activity risk assessments are performed at key activity level to further refine the risk profile developed under the Company risk analysis. This process includes prioritisation of analysed risks in terms of significance to objectives, benchmarking of existing controls to risk profiles and changes in the control environment.

4. Risk financing
It is VenFin's policy that the financing of residual risk takes place subsequent to the implementation of prudent risk management initiatives aimed at reducing exposure to acceptable levels in accordance with the Company's risk appetite. In this regard, VenFin's strategy is to limit the risk financing activities to catastrophe levels only once adequate risk retention levels have been created.

5. Integrated assurance
Corporate governance models advocate the integration of internal and external audit initiatives. Over and above this, the Board wants to ensure that their initiatives are also integrated with the control measures related to management and other activities. In this regard integrated assurance providers use Risk Minimiser® to ensure that these initiatives support the Company's Control Self-assessment Methodology.

The various assurance providers to the Board comprise:

- **The Executive Committee, executive directors and senior management**
- **The Audit and Risk Committee**
  In addition to the responsibilities mandated by the Board in its charter to the Audit and Risk Committee in respect of the Company and its wholly-owned subsidiaries, the committee also aims, as far as possible, to be fully informed regarding effective risk management and internal control assurance processes of associated companies. If and when required, this committee will, through VenFin's representatives on those boards or through any other appropriate means, bring as much influence to bear as possible to have the responsible parties take the necessary corrective action.

Internal audit

The Company has an internal audit function, which has been outsourced to the service company's Risk Management and Internal Audit department. It is an effective independent appraisal function and employs a risk-based audit approach, formally defined in line with the Institute of Internal Auditors' (IIA) definition of internal auditing in a charter approved by the Audit and Risk Committee. The head of this department has direct access to the chairman of the Audit and Risk Committee as well as to the chairman of the Company. The head of this department is also the chairperson of the Company's Risk Management and Internal Audit Forum established to promote best practice throughout the group.

External audit

The Company's external auditors attend all Audit and Risk Committee meetings and have direct access to the chairman of the Audit and Risk Committee. Their audit coverage is adequately integrated with the Internal Audit functions without their scope being restricted. Other services provided by the auditing firm mainly comprise tax matters and are effected by a department independent to the audit partners.

- **Tax Committee**
  The Tax Committee, which is a management committee consisting of directors and senior officers, meets regularly to attend to the implications of all relevant tax amendments with a view to ensure compliance with relevant legislation.

- **Risk Funding Committee**
  The Risk Funding Committee, which is a management committee, deals with pure risk, risk funding strategies and related matters.

6. Management of risk

Due to the nature of its core activities, VenFin ensures that due emphasis is placed on the following key aspects of due diligence reviews performed on potential investments:

- Business strategy
- Organisational values and culture
- Business offering and intellectual capital
- Management capacity

Ongoing attention thereafter is placed on, inter alia:

- Balancing entrepreneurial flair with sound governance
- Performance and compliance monitoring

VenFin and its service company, as well as various group companies, have selected Risk Minimiser® as the appropriate computerised risk management tool, using control self-assessment to manage the risks within its various core key activities. Risk Minimiser® is designed to empower management, through control and risk self-assessment capability, to enable informed decision-making and planning for contingencies. The system confirms compliance with key controls, drives real-time risk profiles, reports incidents and non-compliance on an exception basis whilst distributing all relevant laws, policies and procedures to accountable management. The process of risk management has also been incorporated into the daily activities of the service company. The system incorporates self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. It is subject to regular internal and external audit reviews. The Company has a safety, security, health and environment committee addressing pertinent matters. The Company Secretary, along with the Company Risk Manager and the Tax Committee, addresses certain compliance risks.

The Audit and Risk Committee has reviewed the risk management programmes and systems of internal control of the Company and its wholly-owned subsidiaries for the financial year to 30 June 2003. The directors are of the opinion that, based on inquiries made and the reports from the internal and external auditors, the risk management programmes and systems of internal control were effective for the period under review. The Audit and Risk Committee has also satisfied itself that there are effective audit committees functioning at the Company's major associated companies.

SERVICE COMPANY

M&I, controlled by Rembrandt Trust (Proprietary) Limited, renders management and support services to VenFin.

VenFin pays fees to M&I which cover the overhead costs of the management of VenFin. These fees are a maximum of 0.463% per year of the market capitalisation of VenFin, calculated on a monthly average basis. This percentage may not be exceeded without the approval of 75% of all classes of shareholders of VenFin. The fees for the past year are disclosed in note 8 to the annual financial statements.

COMMUNICATION TO STAKEHOLDERS

The Board places great emphasis on communication to shareholders and other stakeholders to ensure that they are kept appropriately informed on matters affecting the group. Financial reports and announcements, meetings with analysts and the VenFin website are used to provide relevant information to shareholders.

The group's financial results are published in the financial media, so as to maximise its communication to its smaller individual shareholders. Meetings with major shareholders and investment analysts follow the release of final results. All Board members attend VenFin's Annual General Meeting, to which all shareholders are invited.

VenFin is committed to transparency and disclosure of relevant and appropriate information in its Annual Report and through other communication channels, to ensure a proper evaluation of the performance of VenFin and its share price.

DEALINGS IN SECURITIES

In accordance with the Listings Requirements of the JSE, the Company has adopted a code of conduct for insider trading. During the closed period directors and designated employees are prohibited from dealing in the Company's securities. During open periods directors and personnel may only deal in the Company's securities with the approval of the Chairman or the Chief Executive Officer. The closed period endures from the end of a financial reporting period until the publication of financial results for that period. Additional closed periods may be declared from time to time if circumstances so warrant.

GROUP ETHICS

VenFin's commitment to ethical behaviour is contained in the following widely published documents:

- Code of ethics
- Code of conduct
- Fraud prevention policy
- Internet policy
- Disciplinary code

The Board was responsible for the establishment and distribution of these documents with compliance being monitored by means of management structures, internal audit, and the group's central forensic function including hotlines.

ACCESS TO INFORMATION

VenFin complies with the regulations of the Promotion of Access to Information Act (Act No 2 of 2000) which ensure the constitutional right of access to information required for the exercising or protection of rights.

DIRECTORS' EMOLUMENTS

The emoluments of directors for the twelve months ended 30 June 2003 were as follows *(Refer to note 14)*:

	Twelve months 2003			Fifteen months 2002		
	Executive R'000	*Non-executive* R'000	*Total* R'000	*Executive* R'000	*Non-executive* R'000	*Total* R'000
Salaries and fees	4 523.2	270.0	4 793.2	3 690.1	107.0	3 797.1
Retirement fund contributions	879.3		879.3	870.9		870.9
Short-term bonus	468.7		468.7	625.5		625.5
Long-term incentive scheme	586.4		586.4	191.1		191.1
Other benefits	312.4		312.4	365.9		365.9
	6 770.0	270.0	7 040.0	5 743.5	107.0	5 850.5
Paid by:						
The Company			270.0			107.0
Management company			6 770.0			5 743.5
			7 040.0			5 850.5

Twelve months ended 30 June 2003

	Salaries and fees R'000	*Retirement fund* R'000	*Short-term bonus* R'000	*Long-term incentive scheme* R'000	*Other benefits* [3] R'000	Twelve months 2003 *Total* R'000
Executive						
Jan Durand [1]	1 195.5	232.3	468.7	478.9	96.5	2 471.9
Josua Malherbe	3 327.7	647.0	–	107.5	215.9	4 298.1
Subtotal	4 523.2	879.3	468.7	586.4	312.4	6 770.0

	Fees R '000	*Retirement fund* R'000	*Short-term bonus* R'000	*Long-term incentive scheme* R'000	*Other* R'000	Twelve months 2003 *Total* R'000
Non-executive (independent)						
G T Ferreira [2]	115.0					115.0
John Newbury [1]	155.0					155.0
Subtotal	270.0					270.0
Total	4 793.2	879.3	468.7	586.4	312.4	7 040.0

(1) Messrs Jan Durand and John Newbury are members of the Audit and Risk Committee.
Mr John Newbury is chairman of the Audit and Risk Committee and a member of the Remuneration and Nomination Committees.
(2) Mr G T Ferreira is a member of the Remuneration and Nomination Committees.
(3) Benefits include medical aid contributions and vehicle benefits.

DIRECTORS' EMOLUMENTS – *continued*

Certain of the non-executive directors are employees of M&I, a service company that supplies management services to this Company. VenFin pays a service fee to M&I. The emoluments of these non-executive directors paid by M&I were as follows:

	Salaries and fees R'000	Retirement fund R'000	Other benefits R'000	Twelve months 2003 Total R'000
Non-executive				
Piet Beyers	1 032.7	205.3	96.9	1 334.9
Jan Dreyer [1]	1 106.6	219.8	96.9	1 423.3
Johann Rupert [2]	1 648.8	328.4	215.9	2 193.1
	3 788.1	753.5	409.7	4 951.3

(1) Mr Jan Dreyer is a member of the Audit and Risk Committee.

(2) Mr Johann Rupert is chairman of the Remuneration and Nomination Committees.

Fifteen months ended 30 June 2002

	Salaries and fees R'000	Retirement fund R'000	Short-term bonus R'000	Long-term incentive scheme R'000	Other benefits [3] R'000	Fifteen months 2002 Total R'000
Executive						
Jan Durand [1]	1 238.0	250.5			112.2	1 600.7
Josua Malherbe	2 452.1	620.4	625.5	191.1	253.7	4 142.8
Subtotal	3 690.1	870.9	625.5	191.1	365.9	5 743.5

	Fees R'000	Retirement fund R'000	Short-term bonus R'000	Long-term incentive scheme R'000	Other R'000	Fifteen months 2002 Total R'000
Non-executive (independent) – serves on the Board from 28 November 2001						
G T Ferreira [2]	46.0					46.0
John Newbury [1]	61.0					61.0
Subtotal	107.0					107.0
Total	3 797.1	870.9	625.5	191.1	365.9	5 850.5

(1) Messrs Jan Durand and John Newbury are members of the Audit and Risk Committee.
Mr John Newbury is chairman of the Audit and Risk Committee and a member of the Remuneration and Nomination Committees.

(2) Mr G T Ferreira is a member of the Remuneration and Nomination Committees.

(3) Benefits include medical aid contributions and vehicle benefits.

DIRECTORS' EMOLUMENTS – *continued*

Certain of the non-executive directors are employees of M&I. The emoluments of these non-executive directors paid by M&I were as follows:

	Salaries and fees R'000	Retirement fund R'000	Other benefits R'000	Fifteen months 2002 Total R'000
Non-executive				
Piet Beyers	1 057.0	213.8	113.3	1 384.1
Jan Dreyer [1]	1 256.4	253.8	113.3	1 623.5
Johann Rupert [2]	1 946.1	392.5	253.7	2 592.3
	4 259.5	860.1	480.3	5 599.9

(1) Mr Jan Dreyer is a member of the Audit and Risk Committee.
(2) Mr Johann Rupert is chairman of the Remuneration and Nomination Committees.

VENFIN SHARE SCHEME

During the twelve months the trustees of the VenFin Share Scheme ("the scheme") offered unissued ordinary shares, reserved for the scheme, to directors as follows:
(Also refer to the Report of the Board of Directors on page 78)

Current status
– Ordinary shares

Participant	*Shares accepted before 30 June 2002*	*Offer price (Rand)*	*Number of shares offered 25 April 2003*	*Offer price (Rand)*	*Number of shares accepted*	*Number of shares paid and delivered*	*Balance of shares accepted as at 30 June 2003*
Executive							
Jan Durand	754 717	15.90	201 342	14.90	201 342	–	956 059
Josua Malherbe	1 216 235	15.90	–	–	–	–	1 216 235
Josua Malherbe *	796 344	15.90	671 141	14.90	*	*	*
Subtotal	1 970 952		201 342		201 342	–	2 172 294
Non-executive							
Piet Beyers	533 049	15.90	–	–	–	–	533 049
Jan Dreyer	533 049	15.90	–	–	–	–	533 049
Johann Rupert	987 654	20.25	–	–	–	–	987 654
Johann Rupert	228 580	15.90	–	–	–	–	228 580
Subtotal	2 282 332		–		–	–	2 282 332
Total	4 253 284		201 342		201 342	–	4 454 626

* *In terms of the VenFin Share Purchase Scheme the maximum number of shares that can be offered to any individual is 0.25% of the issued share capital of a class of shares. These numbers therefore do not reflect actual offers but rather the number of shares used to determine a long-term bonus that vests over five years and is linked to the VenFin share price. The amount vested is shown as long-term incentive on page 65.*

VenFin's three levels of corporate responsibility were mentioned earlier and the obligation to shareholders was dealt with under Corporate Governance. In this section the obligations to the community (to be a good citizen in gratitude for the goodwill received from the public) and to staff (to ensure that their work remains a meaningful and rewarding experience) will receive attention.

CORPORATE SOCIAL INVESTMENT

The Company's viewpoint, as far as its business and its community service programme are concerned, is to make a meaningful contribution and to add value. Donations are often made over a term to provide beneficiaries with a measure of security. They are also not spread over such a broad area that the extent and effect become negligible.

In accordance with this approach the Company is currently involved in the following projects and institutions:

ENTREPRENEURSHIP AND TRAINING

In partnership with Remgro Limited, the Company has made a substantial investment in two notable educational and job creating projects: the *SA College for Tourism* at Graaff-Reinet and the *Southern African Wildlife College* near the border of the Kruger National Park.

SA College for Tourism – This College, initiated by Dr Anton Rupert, was officially opened by the wife of the President, Mrs Zanele Mbeki, on 18 October 2002. She praised the College at Graaff-Reinet for its initiative in creating career opportunities for black women in the age group 25 – 35.

The College was established as one of four pillars identified by the Peace Parks Foundation for a successful transnational park strategy to attract ever-increasing numbers of overseas tourists to Southern Africa. The pillar the College represents is accommodation – the training of students from previously disadvantaged communities for careers in the hospitality industry.

Last year 28 students followed courses in culinary arts; food and beverage studies; room division and front-of-house services; communication, marketing and tourism; entrepreneurship (business administration) and financial management. Three of the students were from Lesotho and the others from the Eastern Cape (12), Western Cape (6), Free State (3), Limpopo (2), Gauteng and KwaZulu-Natal.

One of the highlights of the year was the visit the students paid to the wine festival in Bloemfontein. In exchange for their accommodation, they agreed to supply watron services at the banquet for VIP guests. The performance of the students was so impressive that the Functions Director of the Southern Sun Group invited the College to provide ten kitchen assistants/waitresses for the Nederburg Wine Auction in Paarl. Once again the students excelled themselves with the result that the College was requested by Southern Sun to include the Nederburg Auction as a permanent fixture on all future operational training schedules.

Another feather in the cap of the College was the invitation extended by Mrs Mbeki to two students to join the staff of the Presidency as personal chef and housekeeper.

Southern African Wildlife College – A report on the long courses of the College was published during the past year by two independent reviewers. It was most favourable.

Their research took them to 10 African countries. After interviewing 48 graduates of the College and gathering information on approximately 20 others, it was found that 90% of the graduates had remained in the conservation field. Employers of these students recognised their training and increased their responsibilities, particularly in management areas. Positive results flowing from this recognition included the following: the establishment of an education centre for local schoolchildren, a library and a visitor centre (Zambia), the compilation and implementation of management plans for protected area management

(Botswana and Kenya), and the development of conservation training programmes for communities (Mozambique and Zambia).

In July 2002 the College hosted a two-day workshop for WWF-SA and representatives of the organised hunting fraternity. Its objective was for all parties to agree on strategies to eliminate unethical hunting practices and to educate the public at large about the role of hunting in conservation.

Scimathus – The aim of this project of the Institute for Mathematical and Science Teaching at the University of Stellenbosch is to provide students from formerly disadvantaged communities with the opportunity to improve their efficiency in mathematics and science or accountancy in order to gain access to tertiary education.

VenFin is now in its third year of involvement with Scimathus and is grateful to report that the project has already made a difference in the lives of these students. The course is not without sacrifice on the part of the students. Some of them travel 90 km daily to attend classes.

A generous sponsorship has ensured lodging for 15 black students on campus. Most of them are from Khayelitsha, Phillippi, Old Crossroads, Langa, Mbekweni, Mfuleni and Kayamandi. The coloured students come from as far afield as Upington, Riversdale, Grabouw and Atlantis to nearby towns such as Wellington, Simondium, Mitchell's Plain and Eersterivier.

Scimathus has set itself various goals, amongst which are: a well-functioning school with 60 black post-matric students; highly skilled teachers to guide the students and to engender a culture of learning among students so that, on completing the course, they will be able to enrol for degree programmes in the natural sciences, applied natural sciences and economic and management sciences at the University of Stellenbosch and other tertiary institutions.

Thanks to the quality attention they received, many of last year's students were able to improve upon their matriculation results of the previous year.

Schools – VenFin has supported a number of schools in the Stellenbosch/Somerset West area financially. This has been done through the provision of project financing, donations and loan financing.

CULTURAL DEVELOPMENT

Klein Karoo National Arts Festival – This festival is in its ninth year and VenFin's sponsorship of the festival in its third year. As a display window of the country's performing arts, the festival cannot be equalled.

In his sponsor's message to the festival, the Company's Chief Executive Officer said inter alia:

"In the diversity of talents, backgrounds and interpretations brought to the festival, we see a kaleidoscope in which the colours of the rainbow nation come into their own separately, and in a splendid fashion together.

"It is a liberating thought that we are starting to realise that art has no colour. Of this, the Arts Festival is a worthy display window. It also serves as a mirror of society's hope, anxiety, despair and even feelings of guilt.

"The value of such a festival for stimulating and weighing the beliefs and values of society, should not be underestimated. It can hardly be expected of artists to act as moral protectors or the conscience of society. However, their interpretation thereof can help to give perspective and a new dimension, and rid us of rigid stereotypes."

Parliamentary Millennium Project (PMP) – A donation has been made to this nation-building project, which forms part of the South African and African Renaissance.

The project strives to create a common perspective and an acceptance of the realities in South Africa. It wants to build bridges of understanding and appreciation for the way in which everyone's experience of

the past is helping to shape the present, with the ultimate goal of uniting all South Africans under the President's banner of *I am an African*, and to support the values embedded in the Constitution.

Parliament is central to this process. At the same time it is a symbol of oppression and liberation. The history of the Cape, colonialism, apartheid and the ultimate triumph of democracy all resonate in its halls. Parliament is recognised in the Constitution as an instrument for the expression, promotion and consolidation of democracy. Thus it is fitting that it should house this initiative.

One of the pilot projects of the PMP was the exhibition for the first time in public of a digitalised version of the *Da Ming Hun Yi Tu*, a Chinese map of the entire continent of Africa, dating from 1389.

Stellenbosch Festival – In the 15th year of this festival, VenFin once again participated and sponsored a symphony concert by the Cape Philharmonic Orchestra, with Christopher Dowdeswell as conductor and Anton Nel as soloist.

The Festival enjoyed good publicity and an important contribution to the development of music was made through various workshops and master classes for students and pupils from all communities.

SPORT DEVELOPMENT

SA Golf Development Board (SAGDB) – the group is a founder member of this organisation which was established in 1999 with the aim of making golf more accessible to South African youth, and especially for those from deprived communities.

Good progress has been made during the past year with the execution of the SAGDB's business plan. Staff have been appointed to manage resources and to implement the proposed development strategy.

For the purpose of its activities, the SAGDB has divided the country into two manageable sections, which were again subdivided into ten regions. Of these regions Gauteng, Free State and Northern Cape, KwaZulu-Natal, Border and the Western Cape (including Boland) are fully operational. The Eastern Cape, Mpumalanga, Southern Cape, Limpopo and North West will become operational during 2003.

During the past year the Technikon Pretoria has assisted the SAGDB in drawing up a training programme for teachers of golf. This programme, comprising a three-year diploma course to be recognised by the South African Qualifications Board, will train teachers to teach golf to children. The SAGDB believes that this government-accredited programme will give the Board the credibility to be recognised as an educational institution and to obtain governmental support.

Included in the teaching is a life skills programme incorporating the following core values: honesty, integrity, sportsmanship, respect, confidence, responsibility, perseverance, courtesy and judgement.

Regional coaches have been appointed in all the areas where the SAGDB is active and they are assisted by a national coach and two technical advisors. Media and marketing people have also been appointed to assist in promoting the image of the SAGDB.

Western Cape Cricket Academy – VenFin has joined Remgro as sponsors of the Academy following British American Tobacco's withdrawal from the sponsorship.

The Academy, a joint undertaking between the Boland Cricket Board and the Western Province Cricket Association, is now in its tenth year and has reached, to a great extent, maturity as an institution. Long gone are the days of mutual rivalry between the two provinces. Good co-operation in the interest of cricket is now the overriding aim.

The integrated approach in developing cricket has made the Academy one of a kind in the country. All cricket stakeholders are involved in the process. This includes referees and score keepers. The development of young players, who come to the Academy from different backgrounds, is approached holistically and besides cricket coaching attention is also given to life skills.

The Academy's relative short history is characterised by many highlights, amongst which are the following: 20 players of the Boland Academy and 16 of the WP Academy have already been promoted to their respective provincial teams, while four players from the Boland and one from the WP have played for the SA national side.

At the national level, especially after the World Cup Tournament, cricket is going through a process of reflection and introspection. Yet, at ground level, there can be peace of mind, especially in the Western Cape, where a solid foundation is being laid for players who, in future, could carry the flag at provincial and national level.

COMMUNITY DEVELOPMENT

Ikamva Labantu – In partnership with Remgro Limited, VenFin is largely responsible for the administrative costs of this community organisation.

Ikamva Labantu has more than one thousand projects under its umbrella and the support it receives from VenFin and Remgro helps to give financial peace of mind to people who are at the frontline of poverty alleviation.

Commenting on this partnership in a recent report, Helen Lieberman, Director of Ikamva, said the following:

"This security has allowed us all to reach a point of development where we are able to be critical of our work, understand the need for transformation of the organisation and in doing so pledge to be more professional, effective and efficient."

"Thanks to this sponsorship," says Sipho Puwani (Managing Director), "the organisation has stability; the staff members are motivated in the knowledge that there is sustainability; the organisation is focused on service delivery and identifying critical areas of intervention rather than striving for survival; and Ikamva Labantu now has the ability to attract and sustain competent staff."

Home-based care, school readiness programmes, child and family centres, skills development, care for senior citizens, special programmes for the disabled and the provision of wheelchairs are only a few of the many areas in which Ikamva Labantu is active.

The sentiment of *helping others to help themselves* has been the foundation stone on which the group has modelled its programme of service to the community. Today, this philosophy lives on in the activities of Ikamva Labantu and in its assistance to people who need it the most.

Organ Donor Foundation of SA – The group and its predecessor have for 35 years been directly involved in the alleviation of health needs. From 1968 to 1993 it sustained financially a *Medical Shuttle Service* which provided medical assistance to Lesotho. During the 25 years the service was rendered, more than 5 000 operations were performed over weekends by volunteers from the medical profession in South Africa.

Since 1990 the Company has supported the *Gift of Life* programme of the Organ Donor Foundation of SA. Four flights, in which the staff of Falconair involve themselves with great distinction, are sponsored annually to transport life-giving organs for emergency operations.

EMPLOYMENT EQUITY

M&I strives to afford all staff the opportunity to realise their full potential, in accordance with the Employment Equity Act. A steering committee and various work groups, together with M&I's management, are involved in determining training and development needs and in the implementation and monitoring of a labour plan. Special attention is given to those groups which, because of historic reasons, might be in a disadvantaged position. In accordance with the requirements of the Employment Equity Act, M&I Group Services submitted during the past year its third labour plan to the Department of Labour.

Because of the nature of its operations, to provide inter alia core services to VenFin, M&I's work force is characterised by the following:

- A high level of expertise within the top structure of the organisation and in various specialised divisions
- A young employee profile, especially with regard to management
- A low turnover rate of staff and, consequently, limited opportunities for new appointments

In view of the constraints inherent in an investment holding company, M&I has, from the outset, chosen a five-year period for its labour plan to allow sufficient time to add value to its labour force.

The service company believes that the quality of its staff affords it an important sustainable competitive advantage. Therefore it believes that its success does not lie in the uniformity of its staff but in the diversity and development of their collective talents. For these, opportunities will always be created.

HIV/AIDS POLICY

During February 2003, the GLOBAL Reporting Initiative™ (GRI) published a resource document to serve as a reporting guidance on HIV/Aids. Because the GRI chose South Africa as the development area for this resource document, which will eventually become a technical protocol, VenFin chose it as its reporting standard on this matter.

From the perspective of an investment holding company, the risk of HIV/Aids comprises two elements, namely:

GROUP RISK

Given the potential impact of HIV/Aids on the markets, on human capital cost of employment and on the operational processes of the various businesses invested in, this risk is managed within the governance structures of the various companies.

VenFin monitors the progress of these policies and strategies as against best practice standards.

COMPANY RISK

The service company, M&I has a formal Aids policy and has committed itself to manage the pandemic actively, and the business risks associated with it. Its policy makes provision, inter alia, for the following:

- Compliance with all legal requirements as far as HIV/Aids is concerned
- No discrimination against employees or potential employees based on their HIV status
- Strict confidential treatment of information on the HIV status of employees
- General measures to prevent accidental infection

Remedi Medical Aid Scheme, of which most of M&I's staff are members, has a management plan for HIV/Aids and employees can participate in it by choice.

ANNUAL FINANCIAL STATEMENTS 2003

74 Statement of responsibility by the Board of Directors
74 Certificate by the Company Secretary
75 Report of the independent auditors
76 Report of the Board of Directors
80 Accounting policies
83 Consolidated
103 Company







STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

The directors are responsible for the maintenance of adequate accounting records and the preparation and integrity of the annual financial statements included in this Annual Report. The independent auditors are responsible for reporting on the annual financial statements.

The annual financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa, on the going concern basis and incorporate full and responsible disclosure. The annual financial statements are based upon appropriate accounting policies which, with the exception of accounting for financial instruments, are in accordance with those of the previous period and supported by reasonable and prudent judgements and estimates.

The directors are of the opinion that the group will continue as a going concern in the future.

Signed on behalf of the Board of Directors.



Johann Rupert
Chairman



Josua Malherbe
Chief Executive Officer/Deputy Chairman

Stellenbosch
8 September 2003

CERTIFICATE BY THE COMPANY SECRETARY

I, Mariza Lubbe, being the Company Secretary of VenFin Limited, hereby certify that all returns required of a public company have, in respect of the twelve months under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up-to-date.



Mariza Lubbe
Secretary

Stellenbosch
8 September 2003

REPORT OF THE INDEPENDENT AUDITORS

TO THE MEMBERS OF VENFIN LIMITED

We have audited the annual financial statements and group annual financial statements of VenFin Limited set out on pages 76 to 108 for the year ended 30 June 2003. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures included in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and group at 30 June 2003 and the results of their operations, changes in equity and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.



PRICEWATERHOUSECOOPERS

Registered Accountants and Auditors
Chartered Accountants (SA)

Stellenbosch
8 September 2003

Dear Shareholder

The Board has pleasure in reporting on the activities and financial results of your group for the twelve months under review.

VenFin was listed in its present composition for the first time on the JSE Securities Exchange South Africa (JSE) on 26 September 2000.

CHANGE IN YEAR-END

As previously reported, VenFin changed its year-end from 31 March to 30 June in the 2002 financial period. Therefore the results for the comparative fifteen-month period ended 30 June 2002 are not directly comparable with those for the twelve months ended 30 June 2003.

OPERATING ACTIVITIES

VenFin is an investment holding company. The group derives its income mainly from equity accounted income of associated companies in which VenFin invested. Interest is also earned on cash resources.

The associated companies' operating activities are mainly spread over telecommunication, technology and media interests. The biggest portion of the individual investments are in South Africa, but a substantial investment which is held abroad, is the one-third interest in R&V Holdings Limited (R&V).

CHANGE IN ACCOUNTING POLICIES

With effect from 1 July 2002 VenFin adopted AC 133: Financial Instruments – Recognition and Measurement. In accordance with the transitional provisions of AC 133, VenFin recorded an after-tax cumulative adjustment gain of R808.2 million as an opening balance adjustment to reserves in order to recognise the difference between the carrying values and fair values of financial instruments at 1 July 2002.

Due to the fact that the comparative figures are not restated under the transitional provisions of AC 133, certain items are not directly comparable on a line-for-line basis with that of prior financial periods.

ADJUSTED HEADLINE EARNINGS (2002)

Due to the material effect that the equity accounted results of e-tv would have had on the results of VenFin if the Independent Communication Authority of South Africa (ICASA) had approved the equity interest in Sabido (Proprietary) Limited, the holding company of e-tv, VenFin presented adjusted headline earnings in prior periods on the basis that the attributable portion of e-tv's loss is accounted for as a loss in an associated company and not as an exceptional item.

As a result of the approval by ICASA in March 2003, VenFin has equity accounted e-tv for the year under review. On account of this change in the accounting treatment of e-tv, the headline earnings for the period under review corresponds with the adjusted headline earnings.

Therefore, in order to achieve a more meaningful comparison with the current period, adjusted headline earnings is still presented for the prior period.

GENERAL REVIEW

Operating results

Period ended:	Twelve months ended 30 June 2003	Fifteen months ended 30 June 2002
Headline earnings (R million)	665	707
Interest in net profit of R&V (R million)	211	238
Interest in net profit of associated companies – excluding R&V (R million)	353	401
Net interest income and other profit (R million)	101	68
– per share (cents)	130.2	135.7
– diluted (cents)	130.1	135.5
Basic earnings – net profit for the period (R million)	593	233
– per share (cents)	116.1	44.7
– diluted (cents)	116.1	44.7
Adjusted headline earnings – 2002 (R million)	665	612
– per share (cents)	130.2	117.5
– diluted (cents)	130.1	117.3
Dividends (R million)	130.5	–
– per share (cents)	25.0	–

Details of the operating results are set out in more detail in the review of investments on pages 32 to 54.

	R million	R million
Composition of headline earnings		
Subsidiary companies	101	68
Profits	104	86
Losses	(3)	(18)
Associated companies	564	639
Profits	625	657
Losses	(61)	(18)
	665	707

EXCHANGE RATE DIFFERENCES

Negative exchange rate differences arising on translation of offshore assets to SA rand at 30 June 2003 amounted to R1 345 million (2002: R2 296 million positive exchange rate differences) and were debited directly to reserves.

INVESTMENTS

Refer to the Report of the Financial Director on pages 24 to 25 for the most important changes in investments for the year under review.

Subsequent to the year-end:

VenFin Share Trust (Trust)

Subsequent to the year-end VenFin Securities sold 8 896 346 of the treasury shares to the Trust for a net consideration of R149 million. This disposal was financed by way of a loan to the Trust.

Veritas Venture Partners (Cayman) L.P.

VenFin has invested a further USD150 000 into the fund. Total investments now amount to USD450 000.

Richemont A units

Subsequent to the year-end, RGH Investments Limited, a wholly-owned subsidiary of VenFin, sold 2.2 million Richemont A units for an amount of R312 million.

SHARE CAPITAL

During the twelve months the trustees of the VenFin Share Scheme (the "scheme") offered ordinary shares to participants as follows *(Refer to note 5)*:

Date	Offer price (Rand)	Number of shares offered	Number of participants	Number of shares accepted on 30 June 2003	Number of participants who rejected the offer	Number of shares where the offer was rejected
01/07/2002	17.50	5 399	2	5 399	–	–
01/08/2002	16.60	19 941	3	19 941	–	–
01/10/2002	16.24	7 185	1	7 185	–	–
27/11/2002	17.57	713 047	142	696 169	5	16 878
02/12/2002	19.10	4 011	2	–	2	4 011
26/03/2003	15.50	281 056	6	281 056	–	–
29/04/2003	14.90	201 342	1	201 342	–	–
		1 231 981	157	1 211 092	7	20 889

The offer is open for acceptance for one year from the date of the offer. The scheme is a deferred purchase scheme and payment is made in three equal annual instalments, the first of which is payable after three years.

Participants have no right to delivery, voting or dividends on shares before payment has been made. Participants have the option to pay on a later date with the resultant deferment of rights. Payment must, however, be made within ten years.

SERVICE COMPANY

In 2000, an agreement was concluded with a service company, M&I, to render management and support services to VenFin. The shareholders of M&I are all employees of M&I who own all the issued ordinary shares. Rembrandt Trust (Proprietary) Limited (Rembrandt Trust) owns all the A ordinary shares of M&I. The A ordinary shares only have voting rights but have no rights to the income or assets of M&I.

VenFin pays fees to M&I which cover the overhead costs of the management of VenFin. These fees are calculated at a maximum of 0.463% per year of the market capitalisation of VenFin, calculated on a monthly average basis. This percentage may not be exceeded without the approval of 75% of all classes of shareholders of VenFin. The fees are payable at the end of each month. For the past twelve months, the fees amounted to R39 million, or 0.444% of the average market capitalisation, and are explained in note 8 to the annual financial statements.

PRINCIPAL SHAREHOLDER

Rembrandt Trust holds all the issued unlisted B ordinary shares of the Company and is entitled to 42.2% of the total votes.

An analysis of the shareholders appears on page 110.

SUBSIDIARY COMPANIES AND INVESTMENTS

Particulars of subsidiary companies, associated companies and other investments are disclosed in Annexures A and B.

DIRECTORS

The names of the directors appear on pages 8 and 9.

Messrs M J Bosman and A G Fletcher, Dr E Links and Prof E C Botha were appointed as independent non-executive directors on 8 September 2003.

In terms of the provisions of the articles of association, Messrs J P Rupert, P E Beyers, M J Bosman, J W Dreyer and A G Fletcher, Dr E Links and Prof E C Botha retire from the Board by rotation. These directors are eligible and offer themselves for re-election.

DIRECTORS' INTERESTS

At 30 June 2003 the aggregate of the direct and indirect interests of the directors in the issued share capital of the Company amounted to 0.12% (30 June 2002: 0.13%).

Mr J P Rupert is a director of Rembrandt Trust which owns all the issued unlisted B ordinary shares.

An analysis of the directors' interests in the issued share capital of the Company appears on page 110.

DIRECTORS' EMOLUMENTS

The Board recommends that directors' fees for services rendered during the past twelve months be fixed at R770 000 (30 June 2002: R457 000).

ACQUISITION OF SHARES OF THE COMPANY

It is recommended that a general authority be granted to the Board for it to acquire, should circumstances warrant it, the Company's own shares and to approve the acquisition of shares in the Company by any of its subsidiaries, subject to the provisions of the Companies Act 61 of 1973, as amended, and the Listings Requirements of the JSE.

Special resolutions to this effect are incorporated in the notice of the Annual General Meeting that appears on page 112.

SECRETARY

Mrs M Lubbe is the Company Secretary and her address appears on page 111.

DIVIDENDS

Dividend No 1

A final dividend of 25 cents per share was declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 30 June 2003.

Payment

The final dividend is payable to shareholders of the Company registered at the close of business on Friday, 17 October 2003.

On payment date, Monday 20 October 2003, if so mandated, dividends due to holders of certificated securities will either be transferred electronically to bank accounts, or alternatively, cheques will be posted to their registered addresses.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts at their broker or CSDP on Monday, 20 October 2003.

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 13 October 2003, and Friday, 17 October 2003, both days inclusive.

APPROVAL

The annual financial statements set out on pages 76 to 108 have been approved by the Board.

Signed on behalf of the Board of Directors.



Johann Rupert
Chairman



Josua Malherbe
Chief Executive Officer/Deputy Chairman

Stellenbosch
8 September 2003

The annual financial statements are prepared on the historical cost basis, unless otherwise indicated, in accordance with South African Statements of Generally Accepted Accounting Practice, the requirements of the South African Companies Act and the Listing Requirements of the JSE Securities Exchange South Africa and incorporate the following principal accounting policies which, with the exception of the implementation of the South African Statement of Generally Accepted Accounting Practice, AC 133: Financial Instruments – Recognition and Measurement, have been consistently applied with those of the previous period:

(I) CONSOLIDATION AND EQUITY ACCOUNTING

Consolidation – subsidiary companies

All companies in which the group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has the power to exercise control over the operations, are included in the consolidated financial statements.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated income statement from or to the date on which effective control was obtained or ceased.

Proportionate consolidation – joint ventures

All jointly controlled ventures are accounted for according to the proportionate consolidation method. In terms of this method the attributable share of assets, liabilities, income, expenditure and cash flow are included in the consolidated statements. The share of retained income is transferred to non-distributable reserves.

Equity accounting – associated companies

Companies which are not subsidiaries, but in which a long-term interest is held and over whose financial and operating policies a significant influence can be exercised, are accounted for according to the equity method as associated companies. Certain associated companies have year-ends which differ from that of the Company. In such circumstances the results of listed and certain unlisted companies are accounted for from the latest published information and management accounts as at year-end, respectively. The group's share of retained income is transferred to non-distributable reserves. The group's share of other movements in the reserves of associated companies are accounted for as changes in consolidated non-distributable reserves.

The results of associated companies acquired or disposed of are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

On the acquisition of an investment, fair values at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired.

Goodwill or negative goodwill is the difference between the cost of the investments and the reasonable value of attributable net assets of the subsidiary companies, joint ventures and associated companies at the acquisition dates. Goodwill or negative goodwill is reported in the balance sheet as non-current assets and amortised using the straight-line method over its estimated useful life, not exceeding twenty years.

(II) INVESTMENTS

Associated companies – are stated at cost after adjustment for goodwill. In the consolidated financial statements the share of post-acquisition reserves and retained income, accounted for according to the equity method, is included in the carrying value.

Other investments – Investments in equity and debt instruments are classified into the following categories, i.e. *originated by the group, held-to-maturity and available-for-sale.*

Investments originated by the group – These investments, which primarily consist of loans, are originated by the group by providing money, goods or services directly to a debtor, are included within non-current assets and are carried at amortised cost using the effective interest rate method.

Investments held-to-maturity – Investments with fixed maturity that the group has the intent and ability to hold to maturity are classified as investments held-to-maturity and are included within non-current assets. These investments are carried at amortised cost using the effective interest rate method.

Investments available-for-sale – Other long-term investments are classified as available-for-sale and are included within non-current assets. These investments are carried at fair value. Unrealised gains and losses arising from changes in the fair value of available-for-sale investments are recognised in non-distributable reserves in the period in which they arise. When available-for-sale investments are either sold or impaired, the accumulated fair value adjustments are realised and included in income.

All purchases and sales of investments are recognised at the trade date.

(III) INVENTORIES

Inventories are stated at the lower of cost or net realisable value. The basis of determining cost is the first-in first-out method. Where applicable, provision is made for slow-moving and redundant inventories. Work in progress and finished goods include direct costs and an appropriate allocation of manufacturing overheads.

(IV) TAXATION

Deferred taxation is provided at current rates using the balance sheet liability method. Full provision is made for all temporary differences between the taxation base of an asset or liability and its balance sheet carrying amount. No deferred tax liability is recognised in those circumstances where the initial recognition of an asset or liability has no impact on accounting profit or taxable income. Assets are not raised in respect of deferred taxation on assessed losses, unless it is probable that future taxable profits will be available against which the deferred taxation asset can be realised in the foreseeable future.

(V) FOREIGN CURRENCIES

Transactions in foreign currencies are accounted for at the rates of exchange ruling on the dates of the transactions. Foreign currency monetary items at year-end are translated to SA rand at the rates of exchange ruling at that date. Exchange differences that arise as a result thereof, are accounted for in income together with realised exchange differences on forward exchange contracts.

Assets, liabilities and reserves of foreign entities at year-end are translated to SA rand at the rates of exchange ruling at that date. Operating results of foreign subsidiaries and income of foreign associated companies are translated to SA rand at the average of the exchange rates prevailing during the year for each of the currencies concerned. Differences arising on translation are accounted for in reserves as exchange rate adjustments.

(VI) FINANCIAL INSTRUMENTS

Financial instruments carried on the balance sheet include cash and cash equivalents, investments, trade and other receivables, trade and other payables, provisions, leases and borrowings.

Financial instruments are initially recognised when the group becomes party to the contractual terms of the instruments and are measured at cost, including transaction costs, which is the fair value of the consideration given (financial asset) or received (financial liability). Subsequent to initial recognition, these instruments are measured as set out in the applicable accounting policies.

Financial assets (or a portion thereof) are de-recognised when the group realises the rights to the benefits specified in the contract, the rights expire or the group surrenders or otherwise loses control of the contractual rights that comprise the financial asset.

On de-recognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustments to reflect fair value that had been recognised in equity are included in the consolidated income statement.

Financial liabilities (or a portion thereof) are de-recognised when the obligation specified in the contract is discharged, cancelled or expired. On de-recognition, the difference between the carrying amount of the financial liability, including related unamortised costs and amounts paid for it are included in the consolidated income statement.

The fair value of financial instruments traded in an organised financial market are measured at the applicable quoted prices. The fair value of financial instruments not traded in an organised financial market, is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods. Fair values represent an approximation of possible value, which may differ from the value that will finally be realised.

Certain group companies are also parties to financial instruments that reduce exposure to fluctuations in foreign currency exchange rates. Changes in the fair value of these instruments, which mainly comprise forward exchange contracts, are recorded in income in the period in which they arise, as they do not qualify as hedges.

The carrying amounts of financial assets and liabilities with maturity of less than one year are assumed to approximate their fair value.

Where a legally enforceable right of set-off exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

(VII) PROVISIONS

Provisions are recognised when the group has a present legal or constructive obligation arising from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provision for warranties on products is made for all products still under warranty at the balance sheet date. This provision is calculated based on service history.

(VIII) CASH AND CASH EQUIVALENTS

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, and investments in money market instruments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in short-term interest-bearing borrowings.

(IX) REVENUE RECOGNITION

The sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred. Revenue arising from services is recognised when the service is rendered. Interest is recognised on a time proportion basis (taking into account the principal amount outstanding, the effective rate and the period), unless collectability is in doubt. Dividends are recognised when the right to receive payment is established.

(X) TREASURY SHARES

Shares in the Company held by wholly-owned group companies are classified as treasury shares and are held at cost. These shares are treated as a deduction from issued and weighted average number of shares and the cost price of the shares is deducted from the group's equity.

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS 2003

84	Balance sheet
85	Income statement
86	Statement of changes in equity
87	Cash flow statement
88	Notes to the annual financial statements
98	Information on business and geographical segments
100	Annexure A – Principal subsidiary companies
101	Annexure B – Principal investments
102	Annexure C – Significant associated companies







CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2003

	Notes	2003 R million	2002 R million
ASSETS			
Non-current assets			
Goodwill	1	556	138
Investments – Associated companies	2	5 595	6 451
– Other	3	636	1 885
		6 787	8 474
Current assets		1 468	920
Inventories		–	4
Trade and other receivables	4	48	50
Taxation		6	1
Cash and cash equivalents		1 414	865
Total assets		8 255	9 394
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	5	8	8
Share premium		26	26
Reserves	6	8 536	9 438
Treasury shares	5	(365)	(137)
Interest of own members		8 205	9 335
Current liabilities		50	59
Trade and other payables		15	21
Short-term interest-bearing loans		–	5
Provisions		–	13
Taxation		35	20
Total equity and liabilities		8 255	9 394

CONSOLIDATED INCOME STATEMENT

FOR THE TWELVE MONTHS ENDED 30 JUNE 2003

		Twelve months ended 30 June 2003			Fifteen months ended 30 June 2002		
	Notes	Company and its subsidiaries R million	Associated companies R million	Total R million	Company and its subsidiaries R million	Associated companies R million	Total R million
Revenue	7	256		256	274		274
Operating loss	8 & 9	(40)		(40)	(55)		(55)
Net interest income	8	179		179	156		156
Profit from operations	8	139		139	101		101
Amortisation of goodwill	1	(86)	(19)	(105)	(31)	(98)	(129)
Impairment of goodwill		(70)	(13)	(83)	(21)		(21)
Impairment of assets		–	(234)	(234)	(89)	(163)	(252)
Equity adjustment: Share of net profit before taxation of associated companies			769	769		832	832
Exceptional items	10	357	5	362	(80)	5	(75)
Profit/(loss) before taxation	8	340	508	848	(120)	576	456
Taxation	11	(51)	(204)	(255)	(33)	(190)	(223)
Net profit/(loss) for the period		289	304	593	(153)	386	233
Reconciliation of headline earnings:							
Basic earnings – net profit/(loss) for the period		289	304	593	(153)	386	233
Plus/(minus) – attributable to own members:							
Exceptional items		(357)	(5)	(362)	80	(8)	72
Amortisation of goodwill		86	19	105	31	98	129
Impairment of goodwill and assets		70	247	317	110	163	273
Surplus on disposal of property, plant and equipment		–	(1)	(1)	–	–	–
Tax effect		13	*	13	–	*	*
Headline earnings		101	564	665	68	639	707
Reconciliation of adjusted headline earnings (2002): [1]							
Headline earnings – reported		101	564	665	68	639	707
Adjustment relating to e-tv		–	–	–	–	(95)	(95)
Adjusted headline earnings (2002)		101	564	665	68	544	612
Earnings per share	12						
Headline earnings per share (cents)		19.8	110.4	130.2	13.1	122.6	135.7
– Diluted		19.8	110.3	130.1	13.0	122.5	135.5
Basic earnings per share (cents)		56.6	59.5	116.1	(29.4)	74.1	44.7
– Diluted		56.6	59.5	116.1	(29.3)	74.0	44.7
Adjusted headline earnings per share – 2002 (cents)		19.8	110.4	130.2	13.1	104.4	117.5
– Diluted		19.8	110.3	130.1	13.0	104.3	117.3

(1) Refer to the paragraph headed "Adjusted headline earnings (2002)" in the Report of the Board of Directors on page 76.

** Amount smaller than R500 000*

FOR THE TWELVE MONTHS ENDED 30 JUNE 2003

	Issued capital and share premium R million	Equity accounted reserves R million	Other non-distri-butable reserves R million	Fair value reserve R million	Distri-butable reserves R million	Treasury shares R million	Total R million
30 June 2003							
Balances at 1 July 2002	34	1 156	2 693		5 589	(137)	9 335
Cumulative opening balance adjustment (AC 133)				899			899
Deferred tax on cumulative opening balance adjustments				(91)			(91)
Net profit for the twelve months					593		593
Exchange rate adjustments		(322)	(920)	(49)	(54)		(1 345)
Change in reserves of associated companies		(99)					(99)
Income of associated companies retained		200			(200)		–
Transfer between reserves		5	(6)		1		–
Fair value adjustments for the period (AC 133)				(589)			(589)
Deferred tax on fair value adjustments for the period				77			77
Realisation of fair value adjustments of financial instruments				(347)			(347)
Shares in VenFin acquired by wholly-owned subsidiary						(228)	(228)
Balances at 30 June 2003	34	940	1 767	(100)	5 929	(365)	8 205
30 June 2002							
Balances at 1 April 2001	34	865	586		5 546		7 031
Net profit for the fifteen months					233		233
Exchange rate adjustments		73	2 107		116		2 296
Change in reserves of associated companies		(88)					(88)
Income of associated companies retained		314			(314)		–
Transfer between reserves		(8)			8		–
Shares in VenFin acquired by wholly-owned subsidiary						(137)	(137)
Balances at 30 June 2002	34	1 156	2 693		5 589	(137)	9 335

FOR THE TWELVE MONTHS ENDED 30 JUNE 2003

	Notes	Twelve months ended 30 June 2003 R million	Fifteen months ended 30 June 2002 R million
Cash flow – operating activities			
Net operating profit before taxation		848	456
Adjustments	13.1	(958)	(453)
Operating profit/(loss) before working capital changes		(110)	3
Working capital changes	13.2	(12)	138
Cash generated from/(utilised in) operations		(122)	141
Interest received		231	210
Interest paid		(52)	(54)
Dividends received	13.3	112	176
Taxation paid	13.4	(41)	(32)
Net cash inflow from operating activities		128	441
Cash flow – investment activities		426	(578)
Additions to investments		(515)	(123)
Proceeds on disposal of investments		943	15
Disposal of business	13.5	(11)	–
Loans repaid by/(advanced to) associated companies		119	(13)
Other loans repaid/(advanced)		118	(321)
Buy-back of shares		(228)	(136)
Net increase/(decrease) in cash and cash equivalents		554	(137)
Cash and cash equivalents at the beginning of the period		860	997
Cash and cash equivalents at the end of the period		1 414	860

1. GOODWILL

	2003			2002		
	Cost or valuation R million	*Accumulated amortisation* R million	*Net value* R million	*Cost or valuation* R million	*Accumulated amortisation* R million	*Net value* R million
Goodwill	664	108	556	163	25	138

Amortisation periods are as follows:	2003 Years	2002 Years
Goodwill	7	7

Reconciliation of carrying value at the beginning and end of the period	2003 R million	2002 R million
Balances at the beginning of the period	138	133
Additions	574	71
Disposals	–	(14)
Impairment	(70)	(21)
Amortisation	(86)	(31)
Balances at the end of the period	556	138

2. INVESTMENTS – ASSOCIATED COMPANIES

(Annexures B & C)

	2003			2002		
	Listed R million	*Unlisted* R million	*Total* R million	*Listed* R million	*Unlisted* R million	*Total* R million
Shares – at cost after allowing for goodwill	54	4 327	4 381	54	5 097	5 151
Equity adjustment	(35)	975	940	78	1 077	1 155
Carrying value	19	5 302	5 321	132	6 174	6 306
Long-term loans						
Originated loans	–	274	274	–	145	145
	19	5 576	5 595	132	6 319	6 451
Market value of listed investments	52		52	107		107
Directors' valuation of unlisted investments		9 982	9 982		10 189	10 189
Market value and directors' valuation	52	9 982	10 034	107	10 189	10 296
Excess of market value and directors' valuation over the book value of investments and appropriate goodwill:						
– attributable to own members			3 891			3 718

RNil million (2002: R16 million) of the long-term loans referred to above, is subordinated for the benefit of third parties.

	2003 R million	2002 R million
2. INVESTMENTS – ASSOCIATED COMPANIES – *continued*		
Reconciliation of carrying value at the beginning and end of the period		
Carrying value at the beginning of the period	6 306	4 118
Exchange rate differences on translation of carrying value at the beginning of the period to year-end rate on:	(1 118)	1 918
Net cost	(796)	1 845
Equity adjustment	(322)	73
Equity of associated companies retained	200	314
Share of net profit of associated companies	304	386
Dividends	(92)	(85)
Exchange rate differences on translation between average rate and year-end rates	(12)	13
Equity accounted movements on reserves	(94)	(97)
Additions to investments	27	65
Disposals	–	(18)
Impairments	*	(2)
Other movements	*	8
Carrying value at the end of the period	5 321	6 306

** Amount smaller than R500 000*

	2003 R million	2002 R million
Amount of the share in net profit after exceptional items and amortisation, retained by associated companies that has been accounted for from unaudited interim reports and management reports	114	61
Amount of the share of accumulated losses of associated companies not equity accounted	(31)	(7)

3. INVESTMENTS – OTHER

(Annexure B)

	2003 Listed R million	2003 Unlisted R million	2003 Total R million	2002 Listed R million	2002 Unlisted R million	2002 Total R million
Shares						
Available for sale	607	2	609	1 403	2	1 405
Originated loans	–	2	2	303	149	452
Held-to-maturity	–	25	25	–	28	28
	607	29	636	1 706	179	1 885
Market value of listed investments	607		607	2 606		2 606
Directors' valuation of unlisted investments and loans		29	29		179	179
Market value and directors' valuation	607	29	636	2 606	179	2 785
Excess of market value and directors' valuation over the book value of investments and appropriate goodwill: – attributable to own members			–			900

	2003 R million	2002 R million
3. INVESTMENTS – OTHER – *continued*		
Reconciliation of carrying value at the beginning and end of the period of investments available-for-sale:		
Balance at the beginning of the period	1 405	1 197
Cumulative opening balance adjustment (AC 133)	899	–
Additions	13	2
Fair value adjustments for the period	(589)	–
Exchange rate adjustments	(176)	250
Disposals	(943)	(1)
Impairments	–	(43)
Balance at the end of the period	609	1 405
4. TRADE AND OTHER RECEIVABLES		
Dividends receivable	2	2
Trade and other receivables	46	48
	48	50
5. SHARE CAPITAL		
Authorised		
512 493 650 Ordinary shares of 1 cent each	5.1	5.1
40 506 352 B ordinary shares of 10 cents each	4.1	4.1
	9.2	9.2
Issued		
486 493 650 Ordinary shares of 1 cent each	4.9	4.9
35 506 352 B ordinary shares of 10 cents each	3.5	3.5
	8.4	8.4

Each ordinary share has one vote.
Each B ordinary share has ten votes.

	Number of shares	*Number of shares*
Shares in issue		
– Ordinary shares of 1 cent each	486 493 650	486 493 650
– Unlisted B ordinary shares of 10 cents each	35 506 352	35 506 352
Total shares in issue	522 000 002	522 000 002
– Shares held in treasury (ordinary shares of 1 cent each)	(21 646 966)	(7 400 000)
	500 353 036	514 600 002

The unissued capital of the Company consists of 26 000 000 ordinary shares and 5 000 000 B ordinary shares. These shares were placed under the control of the Board of Directors.

5. SHARE CAPITAL – *continued*

The present position of the VenFin Share Scheme is as follows:

	Average offer price (Rand)	*Number of shares*
Ordinary shares offered and accepted:		
Previous financial period	16.64	7 634 679
Offered in previous financial year and accepted in current financial period	17.91	53 946
Offered and accepted in current financial period	16.62	1 211 092
Resignations		(49 026)
Total accepted as at 30 June 2003	16.66	8 850 691

Details in respect of the share scheme and the current period's offers are disclosed in the Report of the Board of Directors on page 78.

Treasury shares

During the period under review VenFin's wholly-owned subsidiary, VenFin Securities (Proprietary) Limited, acquired an additional 14 246 966 ordinary shares of VenFin for a total amount of R228.3 million. These shares, together with the 7 400 000 shares bought during the fifteen months ended 30 June 2002, are held as treasury shares.

6. RESERVES

(Also refer to the statement of changes in equity on page 86)

	2003 R million	2002 R million
6.1 Reserves		
Included in general capital reserves are:		
Statutory non-distributable reserves	61	72

6.2 Included in the respective reserves are reserves arising on exchange rate translation.

	General capital reserves R million	*Equity accounted reserves* R million	*Fair value reserve* R million	*Unappropriated profit* R million	2003 *Total* R million	2002 *Total* R million
Balances at 1 July	2 404	187	–	339	2 930	634
Exchange rate adjustments during the period	(920)	(322)	(49)	(54)	(1 345)	2 296
Transfer of equity adjustments		(12)		12	–	–
Balances at 30 June	1 484	(147)	(49)	297	1 585	2 930

	2003 R million	2002 R million
6.3 Composition of reserves		
The Company	5 428	5 067
Non-distributable reserves	22	22
Distributable reserves	5 406	5 045
Subsidiary companies	2 168	3 215
Non-distributable reserves	1 645	2 671
Distributable reserves	523	544
Associated companies:		
Non-distributable reserves	940	1 156
	8 536	9 438

	2003 R million	2002 R million

7. REVENUE

The revenue of the Company and its subsidiary companies consists of net sales of products, fees, as well as dividends and interest. Intergroup transactions are eliminated.

Due to the nature and composition of the group, financial ratios based on revenue are not considered to be meaningful.

	2003 R million	2002 R million
Net sales of products	5	33
Dividends	20	29
Interest	228	210
Other	3	2
Revenue	256	274

8. OPERATING PROFIT

Operating profit is stated after taking the following into account:

	2003 R million	2002 R million
Income		
Net finance income	181	161
Interest received – unlisted investments and deposits	231	210
Interest paid	52	54
Net interest income	179	156
Dividends on preference shares	2	5
Expenses		
Administration and management fees – net corporate costs	39	47
Paid to M&I Management Services (Proprietary) Limited in respect of costs	41	39
Donations	3	10
	44	49
Less: Fees received	(5)	(2)
Administration fees – other	1	2
Auditors' *remuneration – audit services*	1	1
Cost of sales	3	25
Foreign exchange losses	9	13
Service warranties – provision/(unused)	(11)	13
– paid	2	3

9. DIVIDEND INCOME

	2003 R million	2002 R million
Included in operating profit		
Listed	16	24
Unlisted	4	5
	20	29
Dividends from associated companies – unlisted	92	85

	2003 R million	2002 R million
10. EXCEPTIONAL ITEMS		
Exceptional items of subsidiary companies consist of the following:		
Impairment of loan to e-tv	–	(95)
Net capital surplus/(loss) on the disposal of		
– Richemont depositary receipts	361	–
– other long-term investments	(4)	15
Total before taxation – per income statement	357	(80)
Taxation	(13)	–
Total after taxation	344	(80)
Share of exceptional items of associated companies after taxation	5	4
Total – attributable to own members	349	(76)

11. TAXATION

11.1 Taxation in income statement

	2003 R million	2002 R million
Current		
– current period – South African normal taxation	37	33
– Taxation on capital gain	13	–
– Foreign taxation	1	*
	51	33
– previous period – South African normal taxation	*	–
	51	33
Share of taxation of associated companies	204	190
	255	223

** Amount smaller than R500 000*

	2003 R million	2003 %	2002 R million	2002 %
11.2 Reconciliation of effective tax rate with standard rate				
Taxation as a percentage of net operating profit before taxation:				
Effective tax rate	255	30	223	49
Reduction/(increase) in standard rate as a result of:				
Capital losses that can be utilised in future years	(2)	#	–	–
Exempt capital gain	13	1	–	–
Permanent differences and foreign taxation	(11)	(1)	(81)	(18)
Taxation in respect of previous periods	*	#	–	–
Tax losses of prior periods utilised	–	–	*	#
Tax losses that can be utilised in future years	–	–	(1)	#
Timing differences not provided for	–	–	(4)	(1)
Standard rate	255	30	137	30

** Amount smaller than R500 000*
 # Percentage smaller than 0.5%

	2003 R million	2002 R million
11. TAXATION – *continued*		
11.3 Tax losses		
Estimated tax losses available for set-off against future taxable income	–	25
11.4 Secondary taxation on companies (STC)		
The STC credits on 30 June, which could be set off against future dividend payments, amount to	364	270
– The Company	76	72
– Wholly-owned subsidiary companies	288	198

12. EARNINGS PER SHARE

	Number of shares	*Number of shares*
Weighted shares in issue	510 601 673	521 049 542

Earnings per share

In determining the headline earnings, basic earnings and adjusted headline earnings per share, the total weighted number of shares in issue was taken into account.

Diluted earnings per share

In determining the diluted headline earnings, basic earnings and adjusted headline earnings per share, the weighted number of shares in issue was adjusted for the dilutive effect of the shares offered to participants by the VenFin Share Scheme. No adjustment was made to earnings.

The difference between the shares accepted by the participants and the number of shares deemed to be issued at a fair value, is regarded as an issue of shares for no consideration. These imputed shares amounted to 349 015 (2002: 801 846) and was added to the weighted number of issued shares to determine the dilutive effect.

13. CASH FLOW INFORMATION

	2003 R million	2002 R million
13.1 Adjustments		
Amortisation and impairment	156	141
Net interest received	(179)	(156)
Equity adjustments	(508)	(576)
Exceptional items	(357)	80
Other	(70)	58
	(958)	(453)
13.2 Movement in working capital		
Decrease/(increase) in inventories	–	(2)
(Increase)/decrease in trade and other receivables	(2)	127
(Decrease)/increase in trade and other payables	(10)	13
	(12)	138

	2003 R million	2002 R million
13. CASH FLOW INFORMATION – *continued*		
13.3 Reconciliation of dividends received		
Receivable at the beginning of the period	2	66
Per income statement	20	29
Dividends from associated companies	92	85
Non-cash flow dividend received	–	(2)
Receivable at the end of the period	(2)	(2)
Cash received	112	176
13.4 Taxation paid is reconciled with the amount disclosed in the income statement		
Paid in advance at the beginning of the period	1	1
Unpaid at the beginning of the period	(20)	(19)
Per income statement	(51)	(33)
Unpaid at the end of the period	35	20
Paid in advance at the end of the period	(6)	(1)
Cash paid	(41)	(32)
13.5 Disposal of business		
Assets and liabilities disposed of:		
Inventories	4	–
Trade and other receivables	2	–
Trade and other payables	(8)	–
Bank overdraft	(5)	–
	(7)	–
Loss on disposal	(4)	–
	(11)	–

14. DIRECTORS' EMOLUMENTS

(Refer to page 65 – Corporate governance)

	Twelve months 2003			Fifteen months 2002		
	Executive R'000	*Non-executive* R'000	*Total* R'000	*Executive* R'000	*Non-executive* R'000	*Total* R'000
Salaries and fees	4 523.2	270.0	4 793.2	3 690.1	107.0	3 797.1
Retirement fund contributions	879.3		879.3	870.9		870.9
Short-term bonus	468.7		468.7	625.5		625.5
Long-term incentive scheme	586.4		586.4	191.1		191.1
Other benefits	312.4		312.4	365.9		365.9
	6 770.0	270.0	7 040.0	5 743.5	107.0	5 850.5
Paid by:						
The Company			270.0			107.0
Management company			6 770.0			5 743.5
			7 040.0			5 850.5

	2003 R million	2002 R million
15. COMMITMENTS		
Capital expenditure authorised, but not yet contracted	12	20

Above-mentioned commitments will be financed by internal sources and borrowed funds.

16. BORROWING POWERS

There are no limitations on the borrowing powers of the Company and its subsidiaries in respect of loans and guaranteed debts.

17. FINANCIAL INSTRUMENTS

17.1 Credit risk

Financial assets which are subject to credit risk consist mainly of cash and cash equivalents and trade and other receivables. Cash and cash equivalents are placed with various financial institutions subject to approved limits. All these institutions are of a high standing. Trade and other receivables are disclosed net of a provision for doubtful debt.

17.2 Interest rate risk

Subsidiary companies generally adopt a policy of ensuring that their borrowings are at market related rates to address their interest rate risk.

17.3 Foreign currency management

Subsidiary companies undertake transactions denominated in foreign currency and hence exposures to exchange rate fluctuations arise. If deemed necessary, this exposure is hedged through the use of forward exchange contracts.

On 30 June 2003, there was no commitment regarding forward exchange contracts.

17.4 Fair value

At 30 June 2003 and 30 June 2002 the fair value of financial instruments reported in the financial statements equals their carrying value.

18. RETIREMENT BENEFITS

The Company and its subsidiary companies are mainly investment holding companies and have no employees.

19. POST-RETIREMENT MEDICAL BENEFITS

The VenFin group had no need to provide post-retirement medical benefits for the reasons explained in note 18 above.

	2003 R million	2002 R million
20. INVESTMENT IN SUBSIDIARY		
Net profit from a subsidiary sold during the year that has been accounted for from an unaudited management report	11	–

21. RELATED PARTIES

Transactions
Related party transactions are concluded on an arms-length basis.

Subsidiaries
Details of investments in subsidiaries are disclosed in the Company's note 1 and in Annexure A.

Associated companies
Details of investments in and income from associated companies are disclosed in the consolidated notes 2 and 9 respectively, as well as in Annexures B and C. Interest income from associated companies amounted to R55 million (2002: R66 million) and is included in interest received.

Directors
Details relating to directors' emoluments and shareholdings in the Company are disclosed in Corporate Governance and in the Report of the Board of Directors.

Shareholders
Details of the principal shareholder appear in the Report of the Board of Directors. A detailed analysis of shareholders appears on page 110 of the Annual Report.

30 JUNE 2003	Telecom-munication R million	Technology R million	Media R million	Risk services R million	Corporate R million	Consolidated Total R million
BUSINESS SEGMENTAL ANALYSIS						
REVENUE	–	–	–	–	256	256
Profit from operations	*	5	3	–	131	139
Amortisation of goodwill						(105)
Impairment of goodwill						(83)
Impairment of assets						(234)
Equity adjustment: Share of net profit before taxation of associated companies	607	1	(28)	135	54	769
Exceptional items						362
Profit before taxation						848
Taxation						(255)
Net profit for the twelve months						593
HEADLINE EARNINGS	404	(1)	(28)	135	155	665
OTHER INFORMATION						
Segment assets	333	93	205		2 022	2 653
Investments in associated companies	1 170	1 019	179	1 344	1 883	5 595
	1 503	1 112	384	1 344	3 905	8 248
Taxation						7
Consolidated total assets						8 255
Segment liabilities	*	*	*	–	15	15
Taxation						35
Consolidated total liabilities						50
Depreciation and amortisation of goodwill	40	24	39	–	2	105

** Amount smaller than R500 000*

The interests of the group have been classified in five main operating divisions/business segments – telecommunication, technology, media, risk services and corporate. Each division represents the main business sector of the investments classified thereunder.

Income and expenses, as well as the attributable portion of the income from associated companies are directly attributable to the segment.

Segment assets include cash and cash equivalents, trade and other receivables, intangible assets and other investments. Investments in associated companies accounted for on the equity method, are stated separately.

Segment liabilities include all operating liabilities, except for taxation.

GEOGRAPHICAL SEGMENTAL ANALYSIS

The group's interests can be divided into two main geographical areas namely South Africa and offshore.

	Revenue R million	Headline earnings R million	Total assets R million
South Africa	235	467	3 238
Offshore	21	198	5 010
	256	665	8 248

Total assets include assets and investments in associated companies, but exclude tax assets.

30 JUNE 2002	*Telecom-munication R million*	*Technology R million*	*Media R million*	*Risk services R million*	*Corporate R million*	*Consolidated Total R million*
BUSINESS SEGMENTAL ANALYSIS						
REVENUE	–	–	–	–	274	274
Profit from operations	*	5	–		96	101
Amortisation of goodwill				–		(129)
Impairment of goodwill						(21)
Impairment of investments						(252)
Equity adjustment: Share of net profit before taxation of associated companies	595	(9)	7	161	78	832
Exceptional items						(75)
Profit before taxation						456
Taxation						(223)
Net profit for the fifteen months						233
HEADLINE EARNINGS	394	2	9	161	141	707
OTHER INFORMATION						
Segment assets	26	108	207	–	2 601	2 942
Investments in associated companies	798	702	48	1 660	3 243	6 451
	824	810	255	1 660	5 844	9 393
Taxation						1
Consolidated total assets						9 394
Segment liabilities	*	*	*		39	39
Taxation						20
Consolidated total liabilities						59
Depreciation and amortisation of goodwill	31	18	13		67	129

** Amount smaller than R500 000*

Certain amounts were reclassified to effect more meaningful comparison with the 2003 financial period.

The interests of the group have been classified in five main operating divisions/business segments – telecommunication, technology, media, risk services and corporate. Each division represents the main business sector of the investments classified thereunder.

Income and expenses, as well as the attributable portion of the income from associated companies are directly attributable to the segment.

Segment assets include cash and cash equivalents, trade and other receivables, inventories, property, plant and equipment, intangible assets and other investments. Investments in associated companies accounted for on the equity method, are stated separately.

Segment liabilities include all operating liabilities, except for taxation.

GEOGRAPHICAL SEGMENTAL ANALYSIS

The group's interests can be divided into two main geographical areas namely South Africa and offshore.

	Revenue R million	*Headline earnings* R million	*Total assets* R million
South Africa	253	469	2 971
Offshore	21	238	6 422
	274	707	9 393

Total assets include assets and investments in associated companies, but exclude tax assets.

ANNEXURE A

PRINCIPAL SUBSIDIARY COMPANIES AT 30 JUNE 2003

NAME OF COMPANY		ISSUED CAPITAL	EFFECTIVE INTEREST		HELD BY COMPANY			
					SHARES		LOAN	
Incorporated in South Africa unless otherwise stated		R (unless otherwise stated)	2003 %	2002 %	2003 R	2002 R	2003 R million	2002 R million
Industrial Electronic Investments Limited		1 000	100.0	100.0				
RGH Holdings Société Anonyme – Luxembourg	(€)	70 647 449	100.0	100.0				
RPII Holdings Limited		8 600 000	100.0	100.0	10 831 572	10 831 572	3 209	3 209
Tracking and Signal Distribution Technologies (Pty) Limited		21 412	100.0	100.0				
Twine Media (Pty) Limited		88 642	100.0	100.0				
VenFin Finance Corporation (Pty) Limited		4	100.0	100.0				
VenFin Financial Investments Limited		5 000	100.0	100.0				
VenFin Group Finance (Pty) Limited		1	100.0	100.0	1	1	2 234	1 270
VenFin Holdings Limited – Jersey	(€)	497 983 071	100.0	100.0				
VenFin Investments (Pty) Limited		100	100.0	100.0				
VenFin Media Investments (Pty) Limited		2	100.0	100.0	2	2		
VenFin Shareholding (Pty) Limited		100	100.0	–	100	–		
VenFin Securities (Pty) Limited		100	100.0	–				
VenFin Technology (Pty) Limited		200	100.0	100.0	200	200		
VenFin Telecommunications Investments Limited		500 000	100.0	100.0	500 000	500 000		
		Note 1 to the annual financial statements of the Company:			11 331 875	11 331 775	5 443	4 479

Details of sundry subsidiary companies which are not material to the evaluation of the business of the group, are not shown.

(€) euro

ANNEXURE B

PRINCIPAL INVESTMENTS AT 30 JUNE 2003

NAME OF COMPANY		LISTED				UNLISTED			
		2003		2002		2003		2002	
Incorporated in South Africa unless otherwise stated		SHARES HELD	EFFECTIVE INTEREST %	SHARES HELD	EFFECTIVE INTEREST %	SHARES HELD	EFFECTIVE INTEREST %	SHARES HELD	EFFECTIVE INTEREST %
Telecommunication									
Vodacom Group (Pty) Limited	(1)					1 500	15.0	1 350	13.5
Inala Technology Investments (Pty) Limited	(1)					22 558 195	33.5	15 900 000	32.3
Psitek (Pty) Limited	(2)					704 000	32.0	7 040	33.1
Technology									
CommsCo Holdings (Pty) Limited	(3)					156 999	33.3	25	25.0
Intervid Limited	(1)	16 050 000	17.3	16 050 000	17.4				
eCompany Holdings Limited	#					31 058 824	14.4	31 058 824	14.4
FRS Financial Reporting Solutions (Pty) Limited	(2)					60 196	42.9	56 400	41.4
Fundamo (Pty) Limited	(4)					130 267	37.5	130 267	37.6
GenuOne Incorporated	(1)					4 730 159	36.9	2 402 738	25.1
Idion Technology Holdings	#	6 849 940	6.0	–	–				
iTouch plc	#	7 000 000	1.9	7 000 000	2.5				
Tracker Investment Holdings (Pty) Limited	(1)					23 415	32.1	23 415	32.1
Other									
Sabido (Pty) Limited	(1)					17 890 533	33.0	–	–
SAIL Group Limited	(1)	53 500 825	19.5	53 500 825	19.5				
Self Nurturing Investments (Pty) Limited	#					–	–	159 940	33.1
Corporate									
Compagnie Financière Richemont SA	#								
– A units (Switzerland)		4 729 300	0.8	4 729 300	0.8				
– depository receipts (Johannesburg)		–	–	51 858 000	0.9				
R&V Holdings Limited	(1)					490 035 155	33.3	490 035 155	33.3

Accounting period:

(1) Twelve months to 30 June 2003
(2) Thirteen months to 30 June 2003
(3) Twelve months to 31 March 2003
(4) No further losses equity accounted

 # Not associated companies and/or their results are not accounted for according to the equity method.
Details of investments which are not material to the evaluation of the business of the group, are not shown.

SIGNIFICANT ASSOCIATED COMPANIES – ADDITIONAL INFORMATION

	Vodacom		R&V	
	12 months 2003	15 months 2002	12 months 2003	15 months 2002
	Note 1			
Effective interest	15.0%	13.5%	33⅓%	33⅓%
	R million	R million	R million	R million
Carrying value of investments after writedown of goodwill	1 124	907	4 171	5 291
Share of retained equity income				
– Current period	240	281	(338)	(58)
Normal income	376	382	211	241
Dividends	(90)	(81)	–	–
Exceptional items and goodwill amortisation	(10)	(20)	(220)	(224)
Other changes in reserves and exchange rates	(36)	*	(329)	(75)
– Cumulative	1 022	782	(36)	302

* *Amount smaller than R500 000*

Summarised financial information:	Per Annual Report		Per Annual Report	
	31/03/2003	31/03/2002	31/03/2003	31/03/2002
BALANCE SHEET				
Assets				
Property, plant and equipment	10 675	9 897	–	–
Intangible assets	551	796	–	–
Investments and loans	195	23	11 510	12 906
Other assets	705	498	–	–
Current assets	4 690	4 145	1 788	3 001
Cash	1 207	719	1 529	2 995
Other	3 483	3 426	259	6
	16 816	15 359	13 298	15 907
Equity and liabilities				
Shareholders' funds and shareholders' loans	7 757	6 384	13 283	15 905
Minority interest	88	11	–	–
Non-current liabilities	2 882	1 894	–	–
Current liabilities	6 089	7 070	15	2
	16 816	15 359	13 298	15 907

	12 months ended 31/03/2003	12 months ended 31/03/2002	12 months ended 31/03/2003 *Note 2*	12 months ended 31/03/2002
INCOME STATEMENT				
Revenue	19 779	16 151		
Headline earnings	2 308	2 403	175	422
Net profit for the year	2 214	2 373	(197)	230
Dividends paid	600	600	–	–

Note

1. *Included in the carrying value of investments in Vodacom on 30 June 2002 is a shareholders' loan of R124 million.*
2. R&V's income consists mainly of investment and sundry income, therefore no revenue is reported.

ANNUAL FINANCIAL STATEMENTS OF THE COMPANY 2003

104 Balance sheet
105 Income statement
105 Statement of changes in equity
106 Cash flow statement
107 Notes to the annual financial statements
100 Annexure A – Principal subsidiary companies











BALANCE SHEET
AT 30 JUNE 2003

	Notes	2003 R million	2002 R million
ASSETS			
Non-current assets			
Investments – Subsidiary companies and other	1	5 455	5 073
– Associated companies	2	24	24
		5 479	5 097
Current assets		3	6
Trade and other receivables		3	5
Taxation		–	1
Cash and cash equivalents		*	*
Total assets		5 482	5 103
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	3	8	8
Share premium		26	26
Reserves		5 428	5 067
Interest of own members		5 462	5 101
Current liabilities		20	2
Trade and other payables		4	2
Taxation		16	–
Total equity and liabilities		5 482	5 103

* *Amount smaller than R500 000*

INCOME STATEMENT

FOR THE TWELVE MONTHS ENDED 30 JUNE 2003

	Notes	Twelve months ended 30 June 2003 R million	Fifteen months ended 30 June 2002 R million
Revenue	4	23	19
Net profit before taxation – after taking into account the following:		379	14
Income			
Interest		17	*
Dividends	5	4	14
Administration fees – subsidiary companies		2	5
Capital surplus on the disposal of investment		361	–
Expenses			
Restructuring costs		*	*
Auditors' remuneration		*	*
Taxation	6	18	1
Net profit for the period		361	13

** Amount smaller than R500 000*

STATEMENT OF CHANGES IN EQUITY

FOR THE TWELVE MONTHS ENDED 30 JUNE 2003

	Issued capital and share premium R million	Other non-distributable reserves R million	Fair value reserve R million	Distributable reserves R million	Total R million
30 June 2003					
Balances at 1 July	34	22	–	5 045	5 101
Cumulative opening balance adjustment (AC 133)			595		595
Deferred tax on cumulative opening balance adjustment			(49)		(49)
Fair value adjustments for the period (AC 133)			(234)		(234)
Deferred tax on fair value adjustments for the period			35		35
Realisation of fair value adjustments of financial instruments			(347)		(347)
Net profit for the period				361	361
Balances at 30 June 2003	34	22	–	5 406	5 462
30 June 2002					
Balances at 1 April	34	22	–	5 032	5 088
Net profit for the period				13	13
Balances at 30 June 2002	34	22	–	5 045	5 101

CASH FLOW STATEMENT

FOR THE TWELVE MONTHS ENDED 30 JUNE 2003

	Notes	Twelve months ended 30 June 2003 R million	Fifteen months ended 30 June 2002 R million
Cash flow – operating activities			
Net operating profit before taxation		379	14
Adjustments	7.1	(382)	(14)
Operating loss before working capital changes		(3)	*
Working capital changes	7.2	1	*
Cash utilised in operations		(2)	*
Interest received		17	*
Dividends received	7.3	4	14
Taxation paid	7.4	(1)	*
Net cash inflow from operating activities		18	14
Cash flow – investing activities		943	–
Additions to investments		*	–
Proceeds from disposal of investments		943	–
Cash flow – financing activities			
Increase in loans to subsidiary companies		(961)	(14)
Net increase in cash and cash equivalents		*	*
Cash and cash equivalents at the beginning of the period		*	*
Cash and cash equivalents at the end of the period		*	*

** Amount smaller than R500 000*

	2003 R million	2002 R million
1. INVESTMENTS – SUBSIDIARY COMPANIES AND OTHER		
(Annexures A & B)		
Unlisted subsidiary companies	5 455	4 491
Shares – at cost	11	11
Advances and loans	5 444	4 480
Other – listed shares at cost	–	582
	5 455	5 073
Market value of listed investment	–	1 177

	2003 R million	2002 R million
2. INVESTMENTS – ASSOCIATED COMPANIES		
Unlisted shares at cost	24	24
Directors' valuation	24	24

	2003 R million	2002 R million
3. SHARE CAPITAL		
Authorised		
512 493 650 Ordinary shares at 1 cent each	5.1	5.1
40 506 352 B ordinary shares at 10 cents each	4.1	4.1
	9.2	9.2
Issued		
486 493 650 Ordinary shares at 1 cent each	4.9	4.9
35 506 352 B ordinary shares at 10 cents each	3.5	3.5
	8.4	8.4

Refer to note 5 in the consolidated annual financial report.

4. REVENUE

The revenue of the Company consists of fees, dividends and interest.

	2003 R million	2002 R million
Fees	2	5
Dividends and interest	21	14
Revenue	23	19

	2003 R million	2002 R million
5. DIVIDEND INCOME		
Included in operating profit		
Listed	–	13
Unlisted	4	1
	4	14

	2003 R million	2002 R million
6. TAXATION		
6.1 Taxation in income statement		
Current		
– current period – South African normal taxation	5	1
– Taxation on capital gain	13	–
	18	1
6.2 Reconciliation of effective tax rate with standard rate	%	%
Taxation as a percentage of net operating profit before taxation:		
Effective tax rate	5	3
Reduction/(increase) in standard rate as a result of:		
Permanent differences	21	27
Exempt capital gain	4	–
Standard rate	30	30

7. CASH FLOW INFORMATION

	2003 R million	2002 R million
7.1 Adjustments		
Dividends received	(4)	(14)
Interest received	(17)	*
Surplus on disposal of investment	(361)	–
	(382)	(14)
7.2 Movement in working capital		
Increase in trade and other payables	1	*
7.3 Reconciliation of dividends received		
Receivable at the beginning of the period	–	–
Per income statement	4	14
Receivable at the end of the period	–	–
Cash received	4	14
7.4 Reconciliation of taxation paid with the amount disclosed in the income statement		
Paid in advance at the beginning of the period	1	1
Per income statement	(18)	*
Unpaid/(paid in advance) at the end of the period	16	(1)
Cash paid	(1)	*

** Amount smaller than R500 000*

STATUTORY INFORMATION

110 Analysis of shareholders
111 Dates of importance to shareholders
111 Administration
112 Notice to shareholders
115 Explanatory notes to the notice to shareholders
116 Brief guidelines for the use of:
Attached - Form of proxy
Attached - Voting instruction form







	Number of share-holders	% of share-holders	Number of shares	% of shares issued
DISTRIBUTION OF SHAREHOLDERS				
Ordinary shares				
Public shareholders	15 619	99.95	485 905 016	99.88
Non-public shareholders				
Directors and their associates	8	0.05	588 634	0.12
	15 627	100.00	486 493 650	100.00

MAJOR BENEFICIAL SHAREHOLDERS

Ordinary shares	%	Number of shares
Public Investment Commissioner	11.72	57 008 342
Old Mutual Life Assurance Company SA	8.24	40 065 527
Other	80.04	389 419 781
	100.00	486 493 650
B ordinary shares		
Rembrandt Trust (Proprietary) Limited	100.00	35 506 352
Total		522 000 002

No other shareholder held a beneficial interest of more than 5% in your Company on 30 June 2003.

JSE Securities Exchange South Africa	2003
Market capitalisation at 30 June (R million)	
Price (cents per share)	8 173
– 30 June	1 680
– Highest	1 910
– Lowest	1 485
Number of shares traded ('000)	205 438 680

Interests of the directors in the issued share capital of the Company

Ordinary shares

	Direct		Indirect			
	Beneficial	Non-beneficial	Beneficial	Non-beneficial	Total	% of shares issued
30 June 2003						
Jan Dreyer	7 996	–	–	–	7 996	
Jan Durand	4 515	–	–	–	4 515	
G T Ferreira	30 000	–	128 625	–	158 625	
Josua Malherbe	56 530	–	64 456	–	120 986	
John Newbury	–	–	26 511	–	26 511	
Johann Rupert	–	–	270 001	–	270 001	
	99 041	–	489 593	–	588 634	0.12%
30 June 2002						
Piet Beyers	–	–	34 024	–	34 024	
Jan Dreyer	7 996	–	–	–	7 996	
Jan Durand	3 015	–	–	–	3 015	
G T Ferreira	30 000	–	128 625	–	158 625	
Josua Malherbe	56 530	–	60 131	–	116 661	
John Newbury	–	–	26 511	–	26 511	
Johann Rupert	–	–	270 001	–	270 001	
	97 541	–	519 292	–	616 833	0.13%

B ordinary shares

Mr Johann Rupert is a director of Rembrandt Trust (Proprietary) Limited which owns all the issued unlisted B ordinary shares.

Since the end of the financial period to the date of this report the interest of the directors remained unchanged.

DATES OF IMPORTANCE TO SHAREHOLDERS

Financial year-end	30 June
Annual General Meeting	Wednesday, 29 October 2003
Financial reports	
Announcement of interim results	March
Interim report	March
Announcement of annual results	September
Annual financial statements	September
Dividends	
Final dividend	
– declared	September
– paid	October

ADMINISTRATION

SECRETARY
Mariza Lubbe

BUSINESS ADDRESS AND REGISTERED OFFICE
Carpe Diem Office Park
Quantum Street
Techno Park
Stellenbosch
7600

PO Box 456
Stellenbosch
7599

TRANSFER OFFICE
Computershare Limited
70 Marshall Street
Johannesburg
2001

PO Box 61051
Marshalltown
2107

AUDITORS
PricewaterhouseCoopers Inc.
Stellenbosch

LISTING
JSE Securities Exchange South Africa
Sector: Financial – Investment companies

AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM
Cusip number 759905508
ADR to ordinary share 1:1

Depositary:
The Bank of New York
620 Avenue of the Americas
New York NY 10011

SPONSOR
Rand Merchant Bank
(A division of FirstRand Bank Limited)
Corporate Finance

WEBSITE
www.venfin.com

The 2003 Annual General Meeting of the Company will be held on Wednesday, 29 October 2003, at 15:30 in the Somerset Suite 2, The Lord Charles Hotel, Corner of Faure and Stellenbosch Roads, Somerset West, to, if approved, pass the following resolutions with or without modification:

1. APPROVAL OF ANNUAL FINANCIAL STATEMENTS
   Ordinary Resolution Number 1
   Resolved that the audited annual financial statements of the Company and the group for the year ended 30 June 2003 be accepted and approved.

2. APPROVAL OF DIRECTORS' REMUNERATION
   Ordinary Resolution Number 2
   Resolved that the joint remuneration of the non-executive directors in the amount of R770 000 for the year ended 30 June 2003 be approved.

3. SINGLE RESOLUTION TO ELECT DIRECTORS
   Ordinary Resolution Number 3
   Resolved that a single resolution be moved for the election of directors.

4. ELECTION OF DIRECTORS
   Ordinary Resolution Number 4
   Resolved that Messrs J P Rupert, P E Beyers, M J Bosman, J W Dreyer and A G Fletcher, Dr E Links and Prof E C Botha, who retire in terms of clause 31.1.1 of the Company's Articles of Association and who offered themselves for re-election, are hereby re-elected as directors of the Company.

5. AMENDMENT OF THE RULES OF THE COMPANY'S SHARE SCHEME
   Ordinary Resolution Number 5
   Resolved that the rules of the Company's share scheme be amended with immediate effect, by substituting the following clauses for the existing clauses 3.5.1, 3.5.2, 3.5.3 and 3.5.4:
   "3.5.1 the total number of ordinary shares which are scheme shares, are more than 10% (ten per centum) of the issued ordinary shares of the Company;
   3.5.2 the total number of B shares which are scheme shares, are more than 10% (ten per centum) of the issued B shares of the Company;
   3.5.3 the ordinary shares of the participant concerned which are scheme shares, will be more than 1% (one per centum) of the total number of issued ordinary shares of the Company; or
   3.5.4 the scheme shares of the participant concerned which are B shares, will be more than 1% (one per centum) of the total number of issued B shares of the Company."

6. AUTHORITY TO PLACE SHARES UNDER CONTROL OF THE DIRECTORS
   Ordinary Resolution Number 6
   Resolved that the ordinary shares of one cent each ("ordinary shares") and the B shares of ten cents each in the authorised but unissued share capital of the Company be and are hereby placed under the control of the Board of Directors of the Company as a general authority in terms of section 221(2) of the Companies Act (Act 61 of 1973), as amended ("the Companies Act"), subject to the provisions of the Companies Act and the Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements") until the next Annual General Meeting, for allotment and issue to such persons and on such conditions as the Board of Directors may deem fit.

7. GENERAL ISSUE OF SHARE FOR CASH
   Ordinary Resolution Number 7
   Resolved that the Board of Directors of the Company be hereby authorised, by way of a renewable general authority, to issue equity shares in the authorised but unissued share capital of the Company for cash, provided that:

- this general authority shall be valid until the Company's next Annual General Meeting or for 15 months from the date of this resolution, whichever period is shorter;
- the equity shares which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;
- the equity shares which must be issued to public shareholders (as defined in the Listings Requirements) and not to related parties (as defined in the Listings Requirements);
- the equity shares which are the subject of the issue for cash may not exceed 15% in the aggregate in any one financial year of the number of equity shares in issue of that class;
- the maximum discount at which the equity shares may be issued is 10% of the weighted average traded price of the Company's ordinary shares measured over 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the Company;
- an announcement be published by the Company when the Company has issued, on a cumulative basis within a financial year, 5% or more of the number of equity shares in issue prior to that issue, in terms of 11.22 of the Listings Requirements;
- approval for this ordinary resolution is obtained by achieving a 75% majority of the votes cast in favour of this resolution at the Annual General Meeting by all equity security holders present or represented by proxy; and
- any such general issue of equity shares for cash shall be subject to the Companies Act and the Listings Requirements.

The general authority contained in this Ordinary Resolution Number 7 is hereby granted and shall apply *mutatis mutandis* to the use of equity shares in the Company that are held by subsidiaries of the Company.

8. AUTHORITY TO REPURCHASE SHARES

Special Resolution Number 1

Resolved that the Board of Directors of the Company be hereby authorised, by way of a renewable general authority, to approve the purchase of its own ordinary shares by the Company or to approve the purchase of ordinary shares in the Company by any subsidiary of the Company, provided that:

- this general authority shall be valid until the Company's next Annual General Meeting or for 15 months from the date of this resolution, whichever period is shorter;
- the ordinary shares be purchased through the order book of the JSE trading system and done without any prior understanding or arrangement between the Company and/or the relevant subsidiary and the counterparty;
- an announcement be published by the Company (i) when the Company and/or its subsidiaries have cumulatively repurchased 3% of the ordinary shares in issue as at the time the general authority was given ("the initial number"); and (ii) for each 3% in aggregate of the initial number of ordinary shares acquired thereafter by the Company and/or its subsidiaries in compliance with 11.27 of the Listings Requirements;
- the general repurchase by the Company of its own ordinary shares shall not in the aggregate in any one financial year exceed 20% of the initial number, provided that the acquisition of ordinary shares as treasury stock by a subsidiary of the Company shall not exceed 10% in the aggregate of the number of issued shares of the Company;
- repurchases must not be made at a price more than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which the transaction is effected;
- at any point in time the Company may only appoint one agent to effect any repurchase on the Company's behalf or on behalf of any subsidiary of the Company;
- the Company will after a repurchase still comply with the provisions of the Listings Requirements regarding shareholder spread;
- the Company and the subsidiary will not repurchase ordinary shares during a prohibited period (as defined in the Listings Requirements); and
- such repurchase shall be subject to the Companies Act, the Company's articles of association and the Listings Requirements.

It is the intention of the Board of Directors that they may use such general authority should prevailing circumstances (including the tax dispensation and market conditions) in their opinion warrant it.

The Company's directors undertake that they will not implement any such repurchases while this general authority is valid, unless:

- the Company and its group subsidiary companies will be able, in the ordinary course of business, to pay its debts for a period of 12 months after the date of the notice of the Annual General Meeting at which this resolution is proposed ("the Annual General Meeting");
- the assets of the Company and its group subsidiary companies would exceed the liabilities of the Company and its subsidiary companies for a period of 12 months after the date of the notice of the Annual General Meeting. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the Company's latest audited annual group financial statements;
- the Company and its group subsidiary companies will have adequate share capital and reserves for ordinary business purposes for a period of 12 months after the date of the notice of the annual general meeting; and
- the working capital of the Company and its group subsidiaries will be adequate for ordinary business purposes for a period of 12 months after the date of the notice of the Annual General Meeting.

Reason for and effect of the Special Resolution

The reason for and the effect of the special resolution are to grant the Company's directors a general authority to approve the Company's purchase of shares in itself or to permit a subsidiary of the Company to purchase shares in the Company.

For the purposes of considering Special Resolution Number 1 and in compliance with 11.26 of the Listings Requirements, the information listed below has been included in the Annual Report, in which this notice of Annual General Meeting is included, at the places indicated:

- Directors and management – refer pages 8, 9 and 10 of this report;
- Major shareholders – refer page 110 of this report;
- No material changes to report on;
- Directors' interests in securities – refer page 110 of this report;
- Share capital of the Company – refer page 90 of this report;
- The directors, whose names are set out on pages 8 and 9 of this report, collectively and individually accept full responsibility for the accuracy of the information contained in this Special Resolution and certify that to the best of their knowledge and belief that there are no other facts, the omission of which would make any statement false or misleading. and that they have made all reasonable queries in this regard; and
- There are no legal or arbitration proceedings (including any such proceedings that are pending or threatened of which the Company is aware), which may have or have had a material effect on VenFin's financial position over the last 12 months.

And to transact any other business that may be transacted at an Annual General Meeting.

Members who have not dematerialised their shares or who have dematerialised their shares with "own name" registration are entitled to attend and vote at the meeting and are entitled to appoint a proxy or proxies to attend, speak and vote in their stead. The person so appointed need not be a member of the Company. Proxy forms should be forwarded to reach the registered office of the Company/Company's transfer office by Monday, 27 October 2003, at 15:30 (South African time).

Members who have dematerialised their shares, other than those members who have dematerialised their shares with "own name" registration, should contact their CSDP or broker:

- to furnish their CSDP or broker with their voting instruction; and
- in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

By order of the Board of Directors.

M Lubbe
Secretary

Stellenbosch
8 September 2003

Ordinary Resolutions

1. Approval of annual financial statements

   In terms of the Companies Act, the directors are obliged to present the annual financial statements and group annual financial statements to the members at the Annual General Meeting for approval.

2. Approval of directors' remuneration

   In terms of the Company's Articles of Association, the remuneration payable to non-executive directors must be determined at the Company's Annual General Meeting.

3. Single resolution to elect directors

   In terms of the Companies Act, a resolution must be passed for a single resolution to be moved to appoint two or more persons as directors of the Company.

4. Election of directors

   In terms of the Company's Articles of Association, one third of the directors or if their number is not a multiple of three, then the number nearest to but not less than one third are required to retire at each Annual General Meeting and may offer themselves for re-election. In terms of the Company's Articles of Association, the directors who were appointed by the Board of Directors on 8 September 2003, must retire at this Annual General Meeting and shall not be considered in determining the directors to retire by rotation. Biographical details of all directors of the Company are set out on pages 8 and 9.

5. Amendment of the rules of the Company's share scheme

   The resolution is proposed to amend the rules of the Company's share scheme to increase the limit of the total number of ordinary shares and B shares which may be offered in terms of the scheme, from 5% to 10% of the issued ordinary shares and B shares of the Company, respectively; and to increase the number of ordinary shares and B shares that a participant are allowed to hold from 0.25 % to 1% of the total number of issued ordinary shares and issued B shares of the Company.

6. Authority to place shares under control of the directors

   In terms of the Companies Act, the members of the Company must approve the placement of the unissued shares under the control of the directors. The existing authority is due to expire at the forthcoming Annual General Meeting, unless renewed.

7. General issue of shares for cash

   In terms of the Listings Requirements, the Board of Directors requires a general authority to enable them to issue shares in the Company for cash. In addition treasury shares held by a subsidiary of the Company can only be used by the Company if the Company complies with the issue of shares for cash requirements contained in the Listings Requirements.

Special Resolution

8. Authority to repurchase shares

   The annual renewal of the authority is required in terms of the Companies Act and the Listings Requirements. The existing authority to the directors is due to expire at the Annual General Meeting, unless renewed.

BRIEF GUIDELINES

FOR THE USE OF THE FORM OF PROXY AND VOTING INSTRUCTION FORM

1. **VenFin shareholders whose VenFin ordinary shares have not been dematerialised**

   1.1 If your VenFin ordinary shares have not been dematerialised, in other words if you are still the holder of a VenFin share certificate, you only have to complete the Form of Proxy if you wish to appoint a proxy to attend, speak and vote on your behalf at the Annual General Meeting.

   1.2 If you plan on attending the Annual General Meeting in person or if you have no intention of voting at the Annual General Meeting, you do not have to complete the Form of Proxy.

   1.3 Under no circumstances do you have to complete the Voting Instruction Form.

2. **VenFin shareholders whose VenFin ordinary shares have been dematerialised**

   2.1 If your VenFin ordinary shares have been dematerialised, in other words if you no longer hold a VenFin share certificate, your decision on which form you will have to complete will depend on whether your dematerialised VenFin ordinary shares are registered in VenFin's electronic subregister of members –

   2.1.1 in your own name (so-called "own name registration"); or

   2.1.2 in the name of your CSDP, broker or Computershare Custodial Services Limited in its capacity as your issuer-sponsored nominee ("Computershare").

   2.2 In the case of own name registration you only have to complete the Form of Proxy if you wish to appoint a proxy to attend, speak and vote on your behalf at the Annual General Meeting. If you plan on attending the Annual General Meeting in person, or if you have no intention of voting at the Annual General Meeting, you do not have to complete the Form of Proxy. Under no circumstances do you have to complete the Voting Instruction Form.

   2.3 If your dematerialised VenFin ordinary shares are registered in VenFin's electronic subregister of members in the name of your CSDP, broker or Computershare and you wish to vote at the Annual General Meeting but do not want to or cannot attend the Annual General Meeting in person, you must complete the Voting Instruction Form. If you wish to attend the Annual General Meeting in person you must request your designated CSDP, broker or Computershare to provide you with the necessary authority to do so. Under no circumstances do you have to complete the Form of Proxy.

3. **For comprehensive information regarding the completion of the Form of Proxy and the Voting Instruction Form please see the instructions contained in these forms.**

GRAPHICOR 28324

FORM OF PROXY

VenFin Limited

(Incorporated in the Republic of South Africa)
(Registration number 1948/031037/06)
(ISIN: ZAE000026498 Share code: VNF)
(the Company)

THIS FORM OF PROXY IS ONLY FOR USE BY:

1. REGISTERED MEMBERS WHO HAVE NOT YET DEMATERIALISED THEIR VENFIN LIMITED ORDINARY SHARES; AND
2. REGISTERED MEMBERS WHO HAVE ALREADY DEMATERIALISED THEIR VENFIN LIMITED ORDINARY SHARES AND ARE REGISTERED IN THEIR OWN NAMES IN THE COMPANY'S SUBREGISTER. *

** See explanatory note 3 overleaf*

For completion by the aforesaid registered members who hold ordinary shares of the Company (members) and who are unable to attend the 2003 Annual General Meeting of the Company to be held on Wednesday, 29 October 2003, at 15:30 in the Somerset Suite 2, The Lord Charles Hotel, Corner Faure and Stellenbosch Roads, Somerset West (the Annual General Meeting).

I/We ____

being the holder/s of ______________________ ordinary shares in the Company, hereby appoint (see instruction 1 overleaf)

1. ______________________________________ or failing him/her,

2. ______________________________________ or failing him/her,

3. the chairman of the Annual General Meeting, as my/our proxy to attend, speak and vote for me/us and on my/our behalf or to abstain from voting at the Annual General Meeting of the Company and at any adjournment thereof, as follows (see note 2 and instruction 2 overleaf):

	Insert an "X" or the number of votes exercisable (one vote per ordinary share).		
	In favour of	Against	Abstain
Ordinary resolutions			
1. Approval of annual financial statements			
2. Approval of directors' emoluments			
3. Single resolution to elect directors			
4. Election of directors			
4.1 Mr J P Rupert			
4.2 Mr P E Beyers			
4.3 Mr M J Bosman			
4.4 Prof E C Botha			
4.5 Mr J W Dreyer			
4.6 Mr A G Fletcher			
4.7 Dr E Links			
5. Amendment of the rules of the Company's share scheme			
6. Authority to place shares under control of the directors			
7. General issue of shares for cash			
Special resolution			
8. Authority to repurchase shares			

Signed at ______________________ on ______________________ 2003

Signature/s ____

Assisted by me ____
(where applicable)

Please read the notes and instructions overleaf.

Notes:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a registered member of the Company.

2. Every member present in person or by proxy and entitled to vote at the Annual General Meeting of the Company shall, on a show of hands, have one vote only, irrespective of the number of shares such member holds. In the event of a poll, every member shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by such member bears to the aggregate amount of the nominal value of all the shares issued by the Company.

3. Members registered in their own name are members who elected not to participate in the Issuer-Sponsored Nominee Programme and who appointed Computershare Custodial Services as their Central Securities Depository Participant (CSDP) with the express instruction that their uncertificated shares are to be registered in the electronic subregister of members in their own names.

Instructions on signing and lodging the form of proxy:

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided overleaf, with or without deleting "the chairman of the annual general meeting", but any such deletion must be initialled by the member. Should this space be left blank, the proxy will be exercised by the chairman of the Annual General Meeting. The person whose name appears first on the form of proxy and who is present at the Annual General Meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. A member's voting instructions to the proxy must be indicated by the insertion of an "X", or the number of votes exercisable by that member, in the appropriate spaces provided overleaf. Failure to do so will be deemed to authorise the proxy to vote or to abstain from voting at the Annual General Meeting, as he/she thinks fit in respect of all the member's exercisable votes. A member or his/her proxy is not obliged to use all the votes exercisable by him/her or by his/her proxy, but the total number of votes cast, or those in respect of which abstention is recorded, may not exceed the total number of votes exercisable by the member or by his/her proxy.

3. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer office.

4. To be valid the completed forms of proxy must be lodged with the registered office of the Company or the transfer office of the Company, Computershare Limited at 70 Marshall Street, Johannesburg, 2001, South Africa, or posted to the transfer office at PO Box 61051, Marshalltown, 2107, South Africa, to be received by them not later than Monday, 27 October 2003, at 15:30 (South African time).

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the transfer office or waived by the chairman of the Annual General Meeting.

6. The completion and lodging of this form of proxy will not preclude the relevant member from attending the Annual General Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

7. The completion of any blank spaces overleaf need not be initialled. Any alterations or corrections to this form of proxy must be initialled by the signatory/ies.

8. The chairman of the Annual General Meeting may accept any form of proxy which is completed other than in accordance with these instructions provided that he is satisfied as to the manner in which a member wishes to vote.

GRAPHICOR 28324

VenFin Limited

(Incorporated in the Republic of South Africa)
(Registration number 1948/031037/06)
(ISIN: ZAE000026498 Share code: VNF)
(the Company)

THIS VOTING INSTRUCTION FORM IS ONLY FOR USE BY MEMBERS WHO HAVE ALREADY DEMATERIALISED THEIR VENFIN LIMITED ORDINARY SHARES AND ARE NOT REGISTERED IN THEIR OWN NAMES IN THE COMPANY'S SUBREGISTER.*

** See explanatory note 1 overleaf*

For use in respect of the 2003 Annual General Meeting of the Company to be held on Wednesday, 29 October 2003, at 15:30 in the Somerset Suite 2, The Lord Charles Hotel, Corner Faure and Stellenbosch Roads, Somerset West (the Annual General Meeting).

Members who have already dematerialised their VenFin Limited ordinary shares may use this form to advise their Central Securities Depository Participant (CSDP) or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should such members wish to attend the Annual General Meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority to do so.

I/We ____

being a member(s) of the Company who has/have dematerialised my/our shares in VenFin Limited do hereby indicate in the spaces provided below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the Annual General Meeting and at any adjournment thereof.

Voting instructions:

	The number of votes exercisable (one vote per ordinary share).		
	In favour of	Against	Abstain
Ordinary resolutions			
1. Approval of annual financial statements			
2. Approval of directors' emoluments			
3. Single resolution to elect directors			
4. Election of directors			
4.1 Mr J P Rupert			
4.2 Mr P E Beyers			
4.3 Mr M J Bosman			
4.4 Prof E C Botha			
4.5 Mr J W Dreyer			
4.6 Mr A G Fletcher			
4.7 Dr E Links			
5. Amendment of the rules of the Company's share scheme			
6. Authority to place shares under control of the directors			
7. General issue of shares for cash			
Special resolution			
8. Authority to repurchase shares			

Signed at ______________________ on ______________________ 2003

Signature/s ____

Assisted by me ____
(where applicable)

Please read the notes overleaf.

VenFin Limited

Notes:

1. Members who elected not to participate in the Issuer-Sponsored Nominee Programme and who appointed Computershare Custodial Services as their CSDP with the express instruction that their uncertificated shares are to be registered in the electronic subregister of members in their own names must complete the form of proxy.

2. Please indicate in the appropriate spaces above the number of votes to be cast. Each ordinary share carries the right to one vote.

3. All the votes need not be exercised neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.

4. Any alteration or correction made to this voting instruction form must be initialled by the signatory/ies.

5. When there are joint holders of shares, any one holder may sign the voting instruction form.

6. Completed voting instruction forms should be forwarded to the CSDP or broker through whom the ordinary shares have been dematerialised. Members should contact their CSDP or broker with regard to the cut-off time for lodging of voting instruction forms.

GRAPHICOR 28324

VenFin Limited

PUBLICATION OF YEAR-END RESULTS

VenFin Limited ("the Company") has published its audited consolidated results for the twelve months ended 30 June 2003 to stakeholders in the following print and electronic media:

9 September 2003:	An announcement was released through the Securities Exchange News Service ("SENS"), followed by a live presentation to analysts.
10 September 2003:	An abridged version of the announcement released through SENS was published as a paid advertisement in various national newspapers.
10 September 2003:	The announcement made through SENS was also made available on the Company's website (www.venfin.com).
12 September and 15 September 2003:	The same announcement that appeared in the national newspapers on 10 September 2003 was published in various weekly financial journals.
Before end September 2003:	The annual report will be made available to all shareholders, stakeholders and other interested parties as per their prior instructions.

The Company has communicated its results more widely than required by the new Listings Requirements of the JSE Securities Exchange South Africa, which came into effect on 1 September 2003.

Any shareholders who have not had access to any of the above-mentioned forms of communication and who wish to receive the Company's results in the future should contact the Company Secretary, Mrs Mariza Lubbe.
Her contact details are as follows:
PO Box 456, Stellenbosch 7599
Telephone: 021 888 3311 e-mail: ml@venfin.com

GRAPHICOR 2832